Exhibit 99.1
Cameco Corporation
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2009
Dated March 31, 2010

Cameco Corporation
Annual Information Form
Table of Contents

REPORTING CURRENCY AND FINANCIAL INFORMATION	2

CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	2

NOTE REGARDING RESERVES AND RESOURCES	3

INCORPORATION AND SUBSIDIARIES	4

GENERAL DEVELOPMENT OF THE BUSINESS	5
Three-Year Highlights	5

THE NUCLEAR BUSINESS	7
Overview	7
Uranium Concentrates Business	7
Market Background	7
Marketing	10
Mining Properties	11
McArthur River	11
Inkai	23
Rabbit Lake	38
Crow Butte	38
Smith Ranch-Highland	38
Development Project	39
Cigar Lake	39
Exploration	53
Reserves and Resources	54
Uranium Reserves	55
Uranium Measured and Indicated Resources	56
Uranium Inferred Resources	57
Uranium Reserves Reconciliation	58
Uranium Resources Reconciliation	59
Uranium Fuel Conversion Services	60
Market Background	60
Marketing of Conversion Services	61
Operations	61
Environmental Matters	63
Overview of Impacts	63
Cameco Policies	65
Cameco Programs	66
Regulatory Compliance	67
US Regulatory Compliance	68
Fuel Services Waste Management	70
Government Regulation	71
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)	71
Canadian Uranium Industry Regulation	71
US Uranium Industry Regulation	72
Land Tenure	73
Canadian Royalties and Certain Taxes	75
Canadian Income Taxes	75
US Taxes	76
Kazakhstan Taxes	76
Employees	76

BRUCE POWER LP — NUCLEAR ELECTRICAL GENERATION	76
Overview	76
The Generating Facilities	78
Cameco Fuel Management	80
OPG Services to Bruce Power	81
Nuclear Waste Management and Decommissioning	81
Federal Regulation	82
Ontario’s Electricity Regulation	82

RISK FACTORS	83
Risks Relating to Cameco Generally	83
Risks Relating to Nuclear Business	92
Risks Relating to Nuclear Electrical Generation	95

DESCRIPTION OF SECURITIES	99
Description of Share Capital	99
Restrictions on Ownership and Voting	100
Ratings of Securities	103
Dividend Policy	103

LEGAL PROCEEDINGS	104

2009 FINANCIAL STATEMENTS	104

MANAGEMENT’S DISCUSSION AND ANALYSIS	104

MARKET FOR SECURITIES	104
Price Range and Trading Volume of Common Shares	105

DIRECTORS AND OFFICERS	105
Directors	105
Officers	106
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	107
Interest of Management and Others in Material Transactions	108

AUDIT COMMITTEE	108
Audit Committee Charter	108
Composition of the Audit Committee	108
Relevant Education and Experience	108
Fees Paid to External Auditors	109
External Audit Pre-Approval Practices	109

MATERIAL CONTRACTS	109

INTEREST OF EXPERTS	110

ADDITIONAL INFORMATION	110

Appendix “A”	111
2009 Cameco Annual Information Form
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REPORTING CURRENCY AND FINANCIAL INFORMATION

All monetary amounts in this Annual Information Form are expressed in Canadian dollars, unless otherwise indicated. References to $(US) are to United States (“US”) dollars.
Financial information is presented in accordance with Canadian generally accepted accounting principles. Differences between generally accepted accounting principles in Canada and the US, as applicable to Cameco Corporation, are explained in the Company’s Form 40-F, filed with the US Securities and Exchange Commission (“SEC”), for the fiscal year ended December 31, 2009, as well as in the reconciliation to US GAAP filed with the Canadian securities authorities on SEDAR at sedar.com and on EDGAR at sec.gov.
CAUTION REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this Annual Information Form and in the documents incorporated by reference which are not current statements or historical facts are “forward-looking information” (as defined under applicable Canadian securities laws) and “forward-looking statements” (as defined in the US Securities Exchange Act of 1934, as amended) which may be material and that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by them. Sentences and phrases containing words such as “believe”, “estimate”, “anticipate”, “plan”, “outlook”, “predict”, “goals”, “targets”, “projects”, “may”, “hope”, “can”, “will”, “shall”, “should”, “expect”, “intend”, “is designed to”, “continues”, “with the intent”, “potential”, “strategy” and the negative of these words, or variations of them, or comparable terminology that does not relate strictly to current or historical facts, are all indicative of forward-looking information and statements. Examples of forward-looking information and statements include, but are not limited to: mineral resource and mineral reserve estimates, and forecasts relating to mining, development and other activities at McArthur River, Inkai, Rabbit Lake and Cigar Lake.
There are risk factors that could cause actual results to differ materially from the forward-looking information and statements contained in this Annual Information Form and the information incorporated herein. Factors that could cause such differences include, without limitation: the impact of the sales volume of fuel fabrication services, uranium, conversion services and electricity; volatility and sensitivity to market prices for uranium, conversion services and electricity; competition; the financial results and operations of Bruce Power Limited Partnership; the impact of change in foreign currency exchange rates (such as Canadian/US rates) and interest rates; costs of supply critical to production; imprecision in production, cost (including capital costs), decommissioning, reclamation, mineral reserve and tax estimates; the impact of significant cost increases, in particular capital cost increases; litigation or arbitration proceedings (including as the result of disputes with government authorities (including tax authorities), suppliers, customers or joint venture partners); inability to enforce legal rights; failure or inability to supply by one or more critical suppliers; defects in title; environmental, safety and regulatory risks including increased regulatory burdens, long-term waste disposal and the risk of uranium and production-associated chemicals affecting the soil and groundwater at Port Hope and other sites; unexpected or challenging geological or hydrological conditions (including at McArthur River, Cigar Lake and Rabbit Lake); adverse mining conditions; reduction in mineral reserves due to geotechnical or other risks; political risks arising from operating in certain developing countries (including Kazakhstan); nationalization risk; terrorism; sabotage; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including tax and trade laws and policies (including legislation in Kazakhstan allowing the government to renegotiate previously signed agreements); demand for nuclear power; replacement of production (including through placing Cigar Lake into production and transitioning to new mining areas at McArthur River); failure to maintain or construct sufficient tailings capacity for uranium production; the risk of uranium and conversion service suppliers failure to fulfill delivery commitments or to require material amendments to agreements relating thereto (including the HEU Commercial Agreement); failure to obtain or maintain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; natural phenomena including inclement weather conditions, fire, flood, underground floods (including flooding at McArthur River, Rabbit Lake or Cigar Lake), earthquakes, tailings pipeline and dam failures, and cave-ins; ability to maintain and further improve positive labour relations; strikes or lockouts; operating performance, disruption in the operation of, and life of, the Company’s and customers’ facilities; availability of reagents, including at reasonable cost, and supplies critical to production (including the availability of acid at the Company’s operations in Kazakhstan and hydrofluoric acid at the Port Hope UF6 conversion plant); decrease in electrical production due to
2009 Cameco Annual Information Form

planned outages extending beyond their scheduled periods or unplanned outages; success and timely completion of planned development and remediation projects (including the remediation of and return to pre-flood construction and development at Cigar Lake); failure of radiation protection plans; the risk of a significant decline in economic conditions; and other development and operating risks. There may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. These factors are not intended to represent a complete list of the risk factors that could affect Cameco. Additional risks are noted elsewhere in this Annual Information Form under the heading “Risk Factors” and Cameco’s management’s discussion and analysis for the fiscal year ended December 31, 2009 (“2009 MD&A”).
Forward-looking information and statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about: the absence of material adverse changes in the ability of Cameco’s business units to supply product and services, other than as disclosed; there being no disruption of supply from third party sources; there being no significant changes in current estimates for sales volume, purchases and prices for uranium, conversion services and electricity; the expected spot prices and realized prices for uranium; Cameco’s effective tax rate; there being no significant adverse change in foreign currency exchange rates, interest rates or tax rates; there being no significant changes in production, cost (including capital costs), decommissioning, reclamation, tax and mineral reserve estimates; there being no significant changes in Cameco’s ability to comply with current environmental, safety and other regulatory requirements, and the absence of any material increase in regulatory compliance requirements; Cameco’s ability to obtain regulatory approvals in a timely manner; the status of geological, hydrological and other conditions at Cameco’s mines; the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, adverse changes in government legislation, regulations or policies, or litigation or arbitration proceedings; continuing positive labour relations, and that no significant strikes or lockouts will occur; the success and timely completion of planned development and remediation projects and the replacement of production; and that general economic conditions do not deteriorate further. Forward-looking information and statements are also based upon the assumption that none of the identified risk factors that could cause actual results to differ materially from the forward-looking information and statements will occur.
The forward-looking information and statements included in this Annual Information Form and the documents incorporated by reference represent Cameco’s views as of the date of such documents and should not be relied upon as representing Cameco’s views as of any subsequent date. While Cameco anticipates that subsequent events and developments may cause its views to change, Cameco specifically disclaims any intention or obligation to update forward-looking information and statements, whether as a result of new information, future events or otherwise, except to the extent required by applicable securities laws. Forward-looking information and statements contained in this Annual Information Form and the documents incorporated by reference about prospective results of operations, financial position or cash flows that is based upon assumptions about future economic conditions and courses of action is presented for the purpose of assisting Cameco’s securityholders in understanding management’s current views regarding those future outcomes, and may not be appropriate for other purposes.
There can be no assurance that forward-looking information and statements will prove to be accurate, and actual results and future events could vary or differ materially from those anticipated in them. Accordingly, undue reliance should not be placed on forward-looking information and statements. Forward-looking information and statements for time periods subsequent to 2010 involve greater risks and require longer term assumptions and estimates than those for 2010, and are consequently subject to greater uncertainty. Therefore, special caution should be taken in terms of placing reliance on such forward-looking information and statements.
NOTE REGARDING RESERVES AND RESOURCES

This Annual Information Form has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of US securities laws. All mineral reserve and resource estimates included in this Annual Information Form have been prepared in accordance with Canadian National Instrument 43-101—Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Information
2009 Cameco Annual Information Form

contained herein concerning mineral deposits may not be comparable with information made public by companies that report in accordance with US standards.
The mineral reserves and resources included or incorporated by reference have been estimated as at December 31, 2009 in accordance with definitions adopted by the CIM and incorporated into NI 43-101. In this Annual Information Form, the terms “mineral resource”, “inferred mineral resource”, “indicated mineral resource”, “measured mineral resource”, “mineral reserve”, “probable mineral reserve”, and “proven mineral reserve” have the meanings adopted for those terms by the CIM.
Estimates of uranium reserves and resources were prepared by or under the supervision of the qualified persons identified at The Nuclear Business – Reserves and Resources. Cameco reports mineral reserves and resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.
Cameco reports its mineral reserves and resources in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For US reporting purposes, the SEC’s Industry Guide 7 under the Securities Exchange Act of 1934 applies different standards in order to classify mineralization as a reserve. The mineral reserves reported by Cameco under NI 43-101 may not qualify as reserves under SEC’s Industry Guide 7.
An average uranium price of $54.00 (US) per pound U3O8 was used to estimate Cameco’s mineral reserves.
Mineral resources are not mineral reserves and do not have demonstrated economic viability, but they do have reasonable prospects for economic extraction. Measured and indicated mineral resources are sufficiently well defined to allow geological and grade continuity to be reasonably assumed and permit the application of technical and economic parameters in assessing the economic viability of the resources. Inferred resources are estimated on limited information not sufficient to verify geological and grade continuity or to allow technical and economic parameters to be applied. Inferred resources are too speculative geologically to have economic considerations applied to enable them to be categorized as mineral reserves. There is no certainty that mineral resources of any category will be upgraded to mineral reserves.
Although Cameco has carefully prepared and verified the mineral reserve figures presented in this Annual Information Form, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated levels of uranium will be produced. Estimated mineral reserves may have to be re-estimated based upon actual production experience. Fluctuations in the price of uranium, production costs or recovery rates may render mineral reserves unprofitable to develop at a particular site or sites for a period of time. See Caution Regarding Forward-Looking Information and Statements and Risk Factors.
INCORPORATION AND SUBSIDIARIES

          Incorporation
Cameco Corporation (“Cameco” or the “Company”) was incorporated under the Canada Business Corporations Act (“CBCA”) on June 19, 1987 to combine the uranium mining and milling operations of Saskatchewan Mining Development Corporation (“SMDC”) with the uranium mining, refining and conversion operations of Eldorado Nuclear Limited (“ENL”), since renamed Canada Eldor Inc. (“CEI”) (the “Reorganization”). Pursuant to the Reorganization, in October 1988, CEI and SMDC transferred substantially all of their assets to Cameco in exchange for Cameco assuming substantially all of their current and certain other liabilities and issuing common shares, one Class B Share and promissory notes.
Cameco’s articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada), as amended, and The Saskatchewan Mining Development Corporation Reorganization Act, contain certain constraints and restrictions. For a description of them, please see Description of Securities.
In 2002, Cameco’s articles were amended to increase the individual non-resident maximum share ownership from 5% to 15% and to increase the limit on aggregate non-resident ownership voting rights from 20% to 25%. The articles were
2009 Cameco Annual Information Form

amended in 2003 to permit the board to appoint one or more directors between meetings of shareholders as permitted by the CBCA, subject to certain limitations, and to remove the requirement that the chairman of the board must be ordinarily resident in the province of Saskatchewan.
Cameco’s head office, registered office and principal place of business are located at 2121 – 11th Street West, Saskatoon, Saskatchewan, Canada S7M 1J3, telephone: (306) 956-6200.
          Subsidiaries
Cameco through subsidiaries owns 100% of Cameco Europe Ltd., a Swiss company which is a party to the HEU Commercial Agreement. Under that agreement, Cameco Europe Ltd. has contractually committed supplies of on average 7 million pounds of uranium annually over the period January 1, 2010 to December 31, 2013.
Cameco owns a 31.6% limited partnership interest in Bruce Power Limited Partnership (“Bruce Power” or “BPLP”), an Ontario limited partnership, through its wholly owned Canadian subsidiaries Cameco Bruce Holdings Inc. and Cameco Bruce Holdings II Inc.
Cameco has a 60% interest in Joint Venture Inkai Limited Liability Partnership (“JV Inkai”), a limited liability partnership in Kazakhstan.
No other subsidiaries are individually or collectively material.
GENERAL DEVELOPMENT OF THE BUSINESS

Cameco is one of the world’s largest uranium producers. It is publicly traded on the Toronto and New York stock exchanges. The Company’s competitive position is based upon its large, high-grade mineral reserves and low-cost mining operations, significant market position and access to other supplies of uranium and uranium conversion services. Cameco is also one of the four significant converters of uranium concentrates (“U3O8”) to uranium hexafluoride (“UF6”) in the western world,1 the only commercial supplier of services to convert uranium concentrates to uranium dioxide (“UO2”) in the western world, and, through a subsidiary, one of two Canadian commercial suppliers of fuel fabrication services for CANDU reactors. Through subsidiaries, Cameco has a 31.6% limited partnership interest in Bruce Power, which leases and operates four Bruce B reactors in south western Ontario. The Company continues to explore for uranium in a number of countries.
Over the past four years, Cameco has made significant progress in becoming a more vertically integrated nuclear energy company, adding conversion capacity, buying fuel manufacturing facilities, investing in the development of a third-generation enrichment process and disposing of its interest in Centerra Gold Inc. (“Centerra”).
The focus of Cameco’s growth strategy is on its uranium segment. Cameco has a strategy to double its annual uranium production to 40 million pounds by 2018 to meet the world’s rising demand for uranium. For additional information on Cameco’s growth strategy, see Cameco’s 2009 MD&A.
Three-Year Highlights
Major developments in Cameco’s business in each of the fiscal years ended December 31, 2007 to December 31, 2009 were as follows:

Note:

[1]	In this Annual Information Form when the term “western world” is used, it includes Argentina, Australia, Belgium, Brazil, Canada, Czech Republic, Finland, France, Gabon, Germany, Hungary, India, Indonesia, Japan, Lithuania, Mexico, Namibia, Netherlands, Niger, Pakistan, Philippines, Portugal, Romania, Slovakia, Slovenia, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United Kingdom and United States.
2009 Cameco Annual Information Form

2007
•	In March 2007, Cameco provided an update on the Cigar Lake project including: (i) an estimated production start-up of 2010; and (ii) capital and remediation cost estimates. These March 2007 estimates are no longer accurate and have been replaced by new estimates.

•	In July 2007, Cameco discovered contamination of the soil and groundwater under its UF6 conversion plant in Port Hope and suspended operations to conduct an investigation.

•	In September 2007, Cameco proceeded with a normal course issuer bid to purchase for cancellation up to 17.7 million (5%) of its common shares. 9,575,300 common shares were purchased (none in 2008) at a cost of $429,327,000. The program expired in September 2008.
2008
•	In June 2008, Cameco entered an agreement with General Electric (GE) and Hitachi Ltd. subsidiaries, whereby it provided $124 million (US) in cash and issued a $73 million (US) promissory note to acquire a 24% interest in GE-Hitachi Global Laser Enrichment LLC (“GLE”), a uranium enrichment development company. The remainder of GLE is owned indirectly by GE (51%) and Hitachi Ltd. (25%).

•	In June 2008, Cameco and its partners agreed with Tenex to a new pricing structure under the HEU Commercial Agreement for the period 2011 to 2013, Cameco Europe Ltd.’s share of the material affected by the new price structure is approximately 7 million pounds. The Russian and US governments have approved the new pricing structure.

•	In August 2008, a joint venture of a Cameco subsidiary (70%) and Mitsubishi Development Pty Ltd (30%) acquired the Kintyre uranium exploration project, located in Western Australia, from Rio Tinto for $495.0 million (US) (Cameco’s share $346.5 million (US)).

•	In August 2008, Cameco gave notice of its intention to redeem the 5% $230 million unsecured convertible debentures on October 1, 2008. 21,201,495 common shares were issued to holders who chose to exercise their conversion rights and 3,090 common shares were issued upon redemption of the remaining convertible debentures.

•	In 2008, Cigar Lake rehabilitation continued. The October 2006 water inflow area was sealed and dewatering of the mine began in the summer of 2008. However, in August a new inflow occurred on the 420 metre level, causing dewatering to be suspended.

•	In September 2008, the Port Hope UF6 plant was restarted upon completion of a year-long rehabilitation program. However, in November operations were suspended because Cameco was unable to resolve a contract dispute with its sole supplier of hydrofluoric acid.
2009
•	In February 2009, Cameco agreed with the lenders of its $470 million credit facility to increase the limit to $500 million. In the third quarter, Cameco cancelled this credit facility.

•	In February 2009, Cameco added a $100 million short-term bank credit facility, maturing in February 2010. In the fourth quarter, Cameco renewed this credit facility until February 2011.

•	In March 2009, Cameco issued 26,666,400 common shares for net proceeds of $441 million.
2009 Cameco Annual Information Form

•	In April 2009, Cameco entered into an Agreement on New Terms with Kyrgyzaltyn JSC (“Kyrgyzaltyn”) and the Government of the Kyrgyz Republic that resolved all outstanding issues with regards to the Kumtor Gold mine.

•	In June 2009, UF6 production resumed at Port Hope.

•	In September 2009, Cameco issued $500 million of 5.67% unsecured debentures due in 2019.

•	In October 2009, the water inflow at the 420 metre level was sealed and dewatering of the Cigar Lake mine resumed.

•	In December 2009, Cameco disposed of its entire interest in Centerra in two steps: through selling 88,618,472 common shares of Centerra through a public offering, at a price of $10.25 per share, for net proceeds of approximately $871 million; and, Cameco transferred another 25,300,000 common shares of Centerra to Kyrgyzaltyn, under the April 2009 Agreement on New Terms.

•	In 2009, JV Inkai commissioned its main processing plant and started commissioning its first satellite plant.
THE NUCLEAR BUSINESS

Overview
The only significant commercial use for uranium is to fuel nuclear power plants for the generation of electricity. In recent years, nuclear plants generated approximately 15% of the world’s electricity. According to the World Nuclear Association, nuclear plant electric generating capacity is expected to grow modestly between now and the year 2019, primarily as a result of new reactor construction, improved reactor operation and reactor life extensions.
The major stages in the production of nuclear fuel are: (a) uranium exploration; (b) mining and milling; (c) refining and conversion; (d) enrichment; and (e) fuel fabrication (also known as fuel manufacturing). Once a commercial uranium deposit is discovered and reserves delineated, regulatory approval to mine is sought. Following regulatory approval, the mine is developed and uranium ore is extracted and upgraded at a mill to produce uranium concentrate. Mining companies usually sell uranium concentrate to electrical generating companies (“utilities”) around the world on the basis of the U3O8 contained in the uranium concentrate. Utilities then contract with converters, enrichers and fuel fabricators to produce the required reactor fuel.
Cameco’s involvement in the nuclear business consists principally of: (a) exploring for, developing, mining and milling uranium ore to produce uranium concentrate; (b) supplying uranium refining and conversion services to produce UO2 and UF6; (c) purchasing uranium, uranium conversion and enrichment services from third parties; (d) supplying fuel manufacturing services for CANDU reactors; (e) selling produced and acquired uranium and uranium conversion services, as well as acquired enrichment services, to utilities; and (f) the generation and sale of electricity through its 31.6% limited partnership interest in Bruce Power.
Uranium Concentrates Business
Market Background
          Demand
The demand for U3O8 is directly linked to the level of electricity generated by nuclear power plants. World annual uranium fuel consumption has increased from approximately 75 million pounds U3O8 in 1980 to about 169 million pounds in 2009. Cameco estimates that annual world uranium fuel consumption will reach 233 million pounds in 2019, reflecting an average annual growth rate of about 3% per year over the period.
2009 Cameco Annual Information Form

          Supply
Uranium supply sources include primary mine production and secondary sources such as excess inventories, uranium made available from defence stockpiles and the decommissioning of nuclear weapons, re-enriched depleted uranium tails, and used reactor fuel that has been reprocessed. Russia supplies most of the requirements of the former Soviet Union and Eastern European countries from inventories, reprocessed used reactor fuel, re-enriched depleted uranium tails and primary mine production.
          Primary Production
The uranium production industry is international in scope with a small number of companies operating in relatively few countries. Cameco estimates 2009 world mine production was about 130 million pounds U3O8, up 14% from 114 million pounds in 2008. Approximately 92% of estimated world production was sourced from eight countries (in order of production, from greatest to least): Kazakhstan (26%), Canada (20%), Australia (16%), Namibia (9%), Russia (7%), Niger (6%), Uzbekistan (5%), and the US (3%). 83% of estimated 2009 world production was marketed by seven producers; Cameco accounting for about 16% of that production (20.8 million pounds).
Over the next 10 years, uranium mine production from existing primary supply (mines that are currently in commercial operation) is expected to meet about 67% of global uranium requirements. Secondary supplies (such as reprocessed uranium and blended down highly enriched uranium (“HEU”)) continue to bridge the gap. Cameco expects these secondary supplies to meet about 21% of world demand to 2019.
          Secondary Sources
Each year since 1985, world uranium production has been less than uranium consumption. The resulting shortfall has been covered by a number of secondary sources. Excess inventories held by utilities, producers, other fuel cycle participants and governments (including Russian and US government inventories) have been and continue to be a significant source of supply. Utilities, largely in Europe and some in Japan and Russia, also use reprocessed uranium and plutonium derived from used reactor fuel. In addition, in recent years, re-enriched depleted uranium tails have been generated using excess enrichment capacity.
          Uranium from Nuclear Disarmament
In February 1993, the United States and Russia signed an agreement (the “Russian HEU Agreement”) to manage the sale of HEU. Under this agreement, over a term of 20 years, 500 tonnes of HEU, derived from dismantling Russian nuclear weapons, are to be diluted in Russia and delivered to the United States as low enriched uranium (“Disarmament LEU”), suitable for use in nuclear power plants. Disarmament LEU scheduled for delivery during the 20-year period represents approximately 400 million pounds of natural uranium as U3O8 (“Disarmament Uranium”). Russia plans to annually deliver Disarmament LEU from 30 tonnes of HEU, about 24 million pounds U3O8 equivalent per year until the entire Disarmament LEU has been delivered. To the end of 2009, about 300 million pounds U3O8 equivalent had been delivered.
The USEC Privatization Act, which became law in 1996, regulates the introduction of Disarmament Uranium into the US market. Under the USEC Privatization Act, Disarmament Uranium delivered after 1996 may be sold into the US market beginning in 1998 subject to an annual quota. The 2009 quota was 20 million pounds, which is the maximum level.
In March 2008, the DOE issued a policy statement, which contains a general framework explaining how it will manage its surplus uranium inventories, including the need to dispose of them without disruption to commercial markets. In December 2008, the DOE released its Excess Uranium Inventory Management Plan. The plan provides for the disposition of uranium based on a combined annual quantity of no more than 10% of the annual US nuclear fuel requirements; however, the DOE may exceed this annual limit for certain special purposes, such as initial core loads for new reactors. The DOE indicated less than 3 million pounds U3O8 would enter the market in 2009 with a gradual ramp
2009 Cameco Annual Information Form

up to 5 million pounds U3O8 by 2013. 20 million pounds are to be made available for initial cores for new US reactors beginning in 2010.
At the time of DOE’s announcements, the level of inventory excess to program requirements amounted to about 153 million pounds U3O8 equivalent. In the year 2009, about 1.6 million pounds U3O8 equivalent was transferred to USEC and used for US HEU downblending, leaving DOE with slightly more than 150 million pounds U3O8 equivalent. Cameco expects this uranium will be made available to the market over the next 25 years generally as outlined in the DOE Excess Uranium Inventory Management Plan.
          HEU Commercial Agreement
On March 24, 1999, a Cameco subsidiary, along with Compagnie Generale des Matieres Nucleaires (now called “AREVA”), RWE Nukem Inc. of the United States and its affiliate RWE Nuklear GmBh of Germany (collectively “the Western Companies”) signed an agreement (such agreement, as subsequently amended, the “HEU Commercial Agreement”) with Joint Stock Company Techsnabexport (“Tenex”), the commercial arm of the Russian Ministry for Atomic Energy, under which the Western Companies were granted options to purchase a majority of the Disarmament Uranium. The Cameco subsidiary that is a party to the HEU Agreement is Cameco Europe Ltd. In June 2008, the Western Companies agreed with Tenex to a new pricing structure for the period 2011 to 2013. Cameco Europe Ltd.’s share of the material affected by the new price structure is approximately 7 million pounds. The Russian and US governments have approved the new pricing structure. Under the HEU Commercial Agreement as subsequently amended in 2001, 2004 and 2008, there remains on average about 7 million pounds uranium equivalent to be delivered annually to Cameco Europe Ltd. to 2013.
A series of related agreements between the US and Russian governments (collectively, the “Bilateral Agreement”), which are integral to the HEU Commercial Agreement, require Tenex to return to Russia the Disarmament Uranium not purchased by the parties to the HEU Commercial Agreement or sold by Tenex, and allows Russia to use about 7 million pounds U3O8 equivalent annually for blending down HEU to Disarmament LEU. Pursuant to the Bilateral Agreement, the balance of the returned uranium is to be placed in a monitored stockpile. In the event the monitored stockpile exceeds 58 million pounds U3O8 equivalent, Russia is permitted to sell the excess into supply contracts in existence on March 24, 1999, mainly with utilities in Eastern Europe. At the end of 2009, Cameco estimates there were 13 million pounds in the monitored stockpile.
          Trade Restraints and Policies
As a result of anti-dumping proceedings brought in the early 1990s, the US and certain countries entered into suspension agreements to limit access to the US market. Only the suspension agreement with Russia remains in effect. In February 2008, the United States Department of Commerce and Russia signed an amendment to the Russian suspension agreement, which allows for additional Russian supply directly to US utilities. The amendment sets out an annual LEU quota with very limited quantities in 2011 to 2013. Upon completion of the Russian HEU Agreement, in 2014 the annual quota increases to about 13 million pounds U3O8 equivalent for the period 2014 to 2020. In addition to this quota, Russian uranium products may be supplied for initial cores in new US reactors.
The US restrictions have no effect on the sale of Russian uranium to other countries. About 70% of world uranium requirements arise from utilities in countries unaffected by the US restrictions. However, utilities in some countries adopt policies that limit the amount of Russian uranium they will purchase.
The Euratom Supply Agency in Europe, which must approve all uranium related contracts entered into by members of the EU, limits the use of nuclear fuel supplies from any one source in order to maintain security of supply (historically at an informal level of about 20%).
          Prices and Spot and Long-Term Volumes
Utilities secure a substantial percentage of their uranium requirements by entering into long-term contracts with uranium producers. Uranium contract terms generally reflect market conditions at the time the contract is accepted, with delivery
2009 Cameco Annual Information Form

beginning several years in the future. In awarding these contracts, utilities consider the commercial terms offered, including price, as well as the producer’s performance record and uranium mineral reserves.
Prices are established by a number of methods including fixed prices adjusted by inflation indices and market referenced prices (spot and/or long term price indicators). Many contracts also contain floor prices, ceiling prices and other negotiated provisions, such as discounts, that affect the price ultimately paid. For example, ceiling prices limit the upside potential of price movement, while floor prices establish a minimum price that will ultimately be paid. Instead of ceiling prices, some contracts may include a discount off the market price, when the market price reaches a threshold level. Prices under uranium supply contracts are usually confidential.
Utilities and other market participants also acquire uranium through spot purchases from producers and traders. Spot market purchases are those that call for delivery within one year. Traders and investors or investment funds are active in the market and generally source their uranium from organizations holding excess inventory including utilities, producers, governments and others. Spot market volume in 2009 increased to about 54 million pounds U3O8 from 43 million pounds U3O8 in 2008. The 2009 volume set a record. Prior to 2008, the volumes traded in the spot market have been smaller ranging from about 10% to 15% of annual consumption.
The industry average spot price (TradeTech and Ux Consulting (UxC)) on December 31, 2009 was $44.50 (US) per pound U3O8, a 15% decrease from the December 31, 2008 price of $52.50 (US). The industry average long-term price (TradeTech and UxC) on December 31, 2009 was $61.00 (US) per pound U3O8, down 13% from $70.00 (US) at December 31, 2008.
Cameco estimates 2009 long-term contracting was about 150 million pounds U3O8, approximately 15% higher than 2008.
Marketing
Cameco markets uranium to utilities in direct competition with supplies available from various sources worldwide. Cameco’s marketing strategy is to commit its uranium production under long-term contracts with a diversified mix of pricing mechanisms, as described above.
Sales contracts historically contained some quantity flexibility that enables the purchaser to reduce or increase the amount of uranium to be delivered from year to year within a specified range. Recent contracts generally no longer provide such flexibility. In general, utilities purchase from multiple suppliers in order to diversify their sources. Cameco sells uranium concentrates for use by utilities in Argentina, Belgium, Canada, China, Finland, France, Germany, Japan, Romania, South Korea, Spain, Sweden, Taiwan, the UK and the US.
In 2009, approximately 49% of Cameco’s U3O8 sales were to five customers. Cameco currently has commitments of approximately 300 million pounds U3O8 under long-term contracts with about 50 customers worldwide. Cameco’s five largest customers account for approximately 47% of these commitments. 49% of Cameco’s committed sales volume is to purchasers in the Americas (US, Canada and Latin America), 21% in the Far East and 30% in Europe.
Generally the Company’s contracts include a supply interruption clause that gives Cameco the right to reduce, on a pro-rata basis, defer or cancel deliveries if there is a significant shortfall in planned production or in deliveries under the HEU Commercial Agreement. A portion of the 2010 deliveries have been deferred for a five to seven year period as a result of the supply interruption provisions in Cameco’s contracts.
In addition, the baseload contracts put in place to support the development of Cigar Lake contain provisions which allow Cameco to reduce, defer or terminate deliveries in the event of any delay or shortfall in Cigar Lake production. Cameco continues to discuss with its customers the possible effect of the uranium production delay at Cigar Lake. For the Cigar Lake baseload contracts with deliveries in 2009 and 2010, these volumes (as well as 2007 and 2008 delivery volumes) have been deferred to the end of the respective contracts.
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Cameco participates in the uranium spot market from time to time, including making spot purchases to take advantage of opportunities to place the material into higher priced contracts. In addition to being a source of profit, this activity can provide insight into the underlying market fundamentals and supports Cameco’s sales activities.
Cameco has purchased uranium under spot and long-term contracts and may make similar purchases in the future. At December 31, 2009, Cameco had firm commitments to purchase approximately 31 million pounds uranium equivalent over the 2010-2013 period, of which on average about 7 million pounds per year is the result of the exercise of options under the HEU Commercial Agreement by Cameco Europe Ltd.
Cameco entered into a standby product loan facility with one of its customers in 2008. The facility, which became effective April 1, 2008, allows Cameco to borrow up to 2.4 million pounds U3O8 equivalent from April 1, 2008, to December 31, 2011, and to repay it from 2012 to 2014. Cameco pays standby fees of 2.0% of the U3O8 long-term market value at the time the facility was signed, and 5.0% interest on any amounts Cameco draws. Borrowings must be repaid in kind. As at December 31, 2009, there was nothing outstanding under this facility. Revenue from deliveries to this customer, up to the limit of the loan facility, will be deferred until the loan facility has been terminated or, if drawn upon, when the loans are repaid. Revenues deferred to date have not had a material impact on Cameco’s revenues or earnings. Please see Note 11 to Cameco’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009 (“2009 Financial Statements”) for more details of this standby product loan agreement.
Mining Properties
The Company’s uranium production is generated from five sources: two sources in Saskatchewan, two sources in the US and one in Kazakhstan. The Saskatchewan sources are the Rabbit Lake mine and mill and the combined McArthur River mine — Key Lake mill. The US sources are Crow Butte and Smith Ranch-Highland in situ recovery (“ISR”) operations. The Kazakhstan source of production is the Inkai ISR operation. Cameco has three material uranium properties: McArthur River and Inkai, which are being mined, and Cigar Lake, which is being developed.
The Key Lake mill processes McArthur River ore blended with stockpiled mineralized waste from the McArthur River or Key Lake deposits. Mining at Key Lake ended in 1997.
The following table shows Cameco’s share of uranium production (pounds U3O8) for the past three years. For Cameco’s share of forecast uranium production over the period 2010 to 2014, see page 55 of the Company’s 2009 MD&A at “Uranium – production overview.”

	2007	2008	2009
McArthur River (1)	13,100,000	11,600,000	13,300,000
Rabbit Lake	4,000,000	3,600,000	3,800,000
Smith Ranch-Highland	2,000,000	1,200,000	1,800,000
Crow Butte	700,000	600,000	800,000
Inkai	360,000	300,000	1,100,000

Total	20,160,000	17,300,000	20,800,000

Note:

(1)	Milled at Key Lake
McArthur River
McArthur River in northern Saskatchewan is an underground uranium mine owned by two joint venture partners: Cameco (69.805%), and AREVA (30.195%). Cameco is the operator. It contains the world’s largest known high-grade uranium deposit. At December 31, 2009, the Company’s share of proven and probable mineral reserves was 543,400 tonnes of ore containing 234 million pounds U3O8 with an average grade of 19.53% U3O8, its share of measured and indicated mineral resources was 141,500 tonnes of ore containing 21.1 million pounds U3O8 with an average grade of 6.78% U3O8, and its share of inferred mineral resources was 421,800 tonnes of ore containing 111.3 million pounds U3O8 at an average grade of 11.97% U3O8.
A technical report on the McArthur River mine entitled “McArthur River Operation, Northern Saskatchewan, Canada”, dated February 16, 2009 with an effective date of December 31, 2008, (the “McArthur River Report”), has been prepared
2009 Cameco Annual Information Form

for Cameco in accordance with NI 43-101 by four Cameco “qualified persons” and one non-Cameco “qualified person”, as defined in NI 43-101. The following description of the McArthur River mine is based on the McArthur River Report with certain updates to reflect developments since the date of the McArthur River Report. The following description has been prepared by or under the supervision of David Bronkhorst, P. Eng., Alain G. Mainville, P. Geo., Gregory M. Murdock, P. Eng., Lorne D. Schwartz, P. Eng, and Leslie D. Yesnik, P. Eng., each of whom is a “qualified person”, but not independent of Cameco within the meaning of NI 43-101. A copy of the McArthur River Report is available electronically on SEDAR at sedar.com and on EDGAR at sec.gov. Conclusions, projections and estimates set out in this Annual Information Form regarding McArthur River are subject to the qualifications, assumptions and exclusions that are detailed in the McArthur River Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the McArthur River Report filed on SEDAR or EDGAR should be read in its entirety.
For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province, such as McArthur River, and taxes, environmental matters and uranium sales, see Canadian Royalties and Certain Taxes, Environmental Matters and Uranium Concentrates Business, respectively.
          Property Description and Location
This property is located near Toby Lake in northern Saskatchewan, approximately 620 kilometres north of Saskatoon. The McArthur River mine site is compact, occupying approximately an area of one kilometre in the north/south direction and half a kilometre in the east/west direction.
The McArthur River uranium deposit is located in the area subject to mineral lease ML-5516, totalling 1,380 hectares. Under this mineral lease, Cameco acquired the right to mine this deposit. The current mineral lease expires in March 2014 with the right to renew for successive ten-year terms absent a default by Cameco.
Surrounding the McArthur River uranium deposit are 21 mineral claims, totalling 83,438 hectares. The mineral lease and mineral claims are contiguous. Title to the 21 mineral claims is secured until 2017, as a result of previous assessment work completed by Cameco. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
The surface facilities and mine shafts for the McArthur River operation are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease agreement was signed in April 1999 and has a term of 33 years. Obligations attached to the surface lease relate primarily to annual reporting regarding the status of the environment, land development and progress on northern employment and business development. The McArthur River surface lease presently covers about 651 hectares.
          Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
The means of access to the property is by an all-weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. A 1.6 kilometre unpaved air strip and air terminal is located approximately one kilometre east of the mine site within the surface lease, allowing flights to and from the McArthur River property. McArthur River ore is transported to the Key Lake mill for processing some 80 kilometres to the southwest along a gravel highway. Site operations are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during the winter months using propane-fired burners. There is easy access to and sufficient water from nearby Toby Lake to satisfy all industrial and residential water requirements. The site is connected to the provincial power grid. There are standby generators in case of grid power interruption. Personnel are recruited from the northern area communities and major Saskatchewan population centers such as Saskatoon. Underground development work is tendered to a number of mining contractors. Cameco personnel conduct all production functions.
McArthur River is a developed producing property, with surface right holdings that meet all of its mining operation needs as well as sufficient site facilities and infrastructures. No tailings management facilities are required as McArthur River ore is milled at the Key Lake mill.
2009 Cameco Annual Information Form

The site consists of an underground mine, one full service shaft and two ventilation shafts along with numerous surface facilities, including inert waste rock stockpiles, a large capacity mine water treatment plant and ponds, a freshwater pump house, powerhouse, electrical substations, standby diesel generators as well as maintenance and warehousing facilities. Other major facilities include an ore body freezing plant, a concrete batch plant, an administration and maintenance shops building and an ore load-out building.
Waste rock piles from the excavation of the three shafts and all underground development are confined to a small footprint within the surface lease. Waste piles have been segregated into three separate areas: clean waste, mineralized waste (>0.03% U3O8) and potentially acid generating waste. The latter two stockpiles are contained on engineered lined pads. The clean waste piles include piles for mine development waste, crushed waste, and various piles for concrete aggregate and backfill.
The topography and the environment are typical of the taiga-forested lands common to the Athabasca basin area of northern Saskatchewan. The surface facilities are approximately 550 metres above sea level.
          History
There have been numerous changes in ownership of participating interests in the joint venture that governs the McArthur River property. The joint venture was formed in 1976 and the original joint venture partners were Canadian Kelvin Resources Ltd. and Asamera Oil Corporation Ltd. In 1977, SMDC, a predecessor company to Cameco, acquired an interest in the joint venture and in 1980, became operator of the joint venture project. In 1988, Eldorado Resources Limited merged with SMDC to form Cameco and Cameco became operator of the joint venture project.
Two of the more recent significant changes in ownership occurred in 1998 and 1999. In 1998, Cameco bought all of the shares of Uranerz Exploration and Mining Ltd. (and changed Uranerz’s name to UEM Inc.), thereby increasing its direct and indirect participating interest in the McArthur River joint venture to 83.766%. In 1999, AREVA acquired one-half of the shares of UEM Inc., thereby reducing Cameco’s direct and indirect participating interest in the McArthur River joint venture to 69.805% and increasing AREVA’s direct and indirect participating interest in the McArthur River joint venture to 30.195%.
In March 2009, the participating interest in the McArthur River joint venture held by UEM Inc. (27.922%) was distributed equally to its shareholders, Cameco (13.961%) and AREVA (13.961%). As a result, Cameco (69.805%) and AREVA (30.195%) each now hold their respective interests in the McArthur River joint venture directly.
Surface exploration programs were active from 1980 through to 1992. Significant mineralization of potentially economic uranium grades were first discovered as a result of surface drilling in the 1988 and 1989 exploration seasons. Surface drilling programs delineated a mineralized zone over 1,700 metres in length, occurring at depths ranging between 530 to 640 metres below surface.
Underground exploration began in 1993 and continued until 1997. Following review of the environmental impact statement, public hearings, and receipt of approvals from the governments of Canada and Saskatchewan, the Atomic Energy Control Board (“AECB”) issued construction licences for McArthur River in August 1997 and May 1998. In October 1999, Cameco received an operating licence from federal authorities and operating approval from provincial authorities.
          Geological Setting and Mineralization
The McArthur River deposit is located in the south-eastern portion of the Athabasca basin, within the south-west part of the Churchill structural province of the Canadian Shield. The crystalline basement rocks underlying the deposit are members of the Aphebian aged Wollaston Domain, metasedimentary sequence and consist of two distinct parts: a hanging wall pelitic sequence of cordierite and graphite bearing pelitic and psammopelitic gneiss with minor meta-arkose and calc-silicate gneisses; and a sequence consisting of quartzite and silicified meta-arkose and rare pelitic gneisses. These basement rocks are unconformably overlain by flat lying, unmetamorphosed sandstones and conglomerates of the Helikian Athabasca Group. These sediments consist of the A, B, C and D units of the Manitou Falls Formation; and a
2009 Cameco Annual Information Form

basal conglomerate containing pebbles and cobbles of quartzite. The sandstone is over 500 metres thick in the deposit area.
Uranium mineralization has been delineated from surface drilling over a strike length of approximately 2 kilometres, generally occurring at depths ranging between 500 metres to 640 metres below surface. Underground drilling programs have covered approximately 750 metres of the strike length delineated from surface. The mineralization is structurally controlled by a northeast-southwest trending reverse fault (the “P2 Fault”) which dips 40-65 degrees to the southeast. The fault has thrust a wedge of basement rock into the overlying sandstone. The vertical displacement of the fault exceeds 80 metres at the northeast end of the deposit decreasing to 60 metres at the southwest end.
Underground drilling has delineated four distinct mineralization zones with mineral reserves (Zones 1 to 4). Two additional Zones, A and B, are on the northern portion of the deposit and are indicated through surface drill holes only. Ore widths are variable along strike. Five of the six mineralized zones occur in sandstone and basement rock along the faulted edge of the basement wedge. Zone 2 is the exception as it is entirely hosted in structurally disrupted basement rock in a unique area of the deposit where a massive footwall quartzite unit lies in close proximity to the main zone of faulting.
Although all rocks at McArthur River are altered to some degree, alteration is strongest in or near faults, often associated with mineralization. In the pelitic hanging wall basement rocks above the P2 Fault, chloritization is common and most intense within a metre of mineralization. Pervasive silicification is the predominant alteration characteristic of the sandstone. Intensity of silicification increases 375 metres below surface and continues to the unconformity. This brittle sandstone is strongly fractured along the path of the main fault zone, resulting in poor ground conditions and high permeability to water.
In general, the high-grade mineralization, characterized by botryoidal uraninite masses and subhedral uraninite aggregates, constitutes the earliest phase of mineralization in the deposit. Pyrite, chalcopyrite, and galena were also deposited during this initial mineralizing event. Later stage, remobilized uraninite occurs as disseminations, veinlets, and fracture coatings within chlorite breccia zones and along the margins of silt beds in the Athabasca sandstone.
          Exploration, Drilling and Estimates
The original McArthur River resource estimates were derived from surface diamond drilling. The drill hole data consists of assay results from 42 drill holes compiled with all relevant geological and technical data. The very high grade encountered in these drill holes justified the development of an underground exploration project.
From 1994 to present, several drilling campaigns from underground levels at 530 metres and 640 metres depth were completed. Diamond drilling was followed by systematic radiometric probing of the holes using a high flux probe adapted to the very high radioactivity encountered. Drill holes intersected mineralized zones on a grid spacing of 10 x 10 metres. Radiometric probing was at 0.10 metre spacing in the radioactive zones. Where core recovery allows it, sampling and assaying of the cores as well as density measurements are performed to confirm correlations.
The data from underground exploration drill holes have been interpreted and estimates of mineral reserves and resources have been made in four mineralized zones (Zones 1 to 4). In addition to this drilling, hundreds of freeze holes and raise bore pilot holes have provided data supporting the interpretation. In areas of no underground drill holes, surface exploration drill holes are the basis for the mineral resource estimates for four additional areas labelled MCA South, MCA North, Zones A and B.
Cameco has been undertaking surface exploration drilling since 2004 to test the extension of mineralization previously identified from historical surface drill holes, to test new targets along strike and to evaluate the P2 trend both north and south of the McArthur River mine. As of December 31, 2009, 115 surface drill holes totalling nearly 60,000 metres were drilled along the P2 trend comprising a combination of conventional and directional drilling. The P2 trend has now been tested at approximately 200 metre intervals for a distance of 4.3 kilometres north of the McArthur River mine site and 1.5 km to the south. Included in the above diamond drilling totals were 13 holes totalling 5,900 m completed last fall to confirm and increase the Zone B resource. For 2010, a total of $5.0 million (Cameco’s share $3.5 million) has been budgeted for diamond drilling to test the P2 trend south of the mine.
2009 Cameco Annual Information Form

Since 1993, over 650 underground drill holes, totalling approximately 58,000 metres, have provided detailed information for 750 metres of strike length. Over 1,500 additional underground drill holes, totalling in excess of 105,000 metres, were drilled for geotechnical information, probe and grout covers, service and drain holes and freeze holes.
Exploration drilling and development continued on both surface and underground in 2009. Activity for 2009 focused on evaluation of mineral resources, both to the north and to the south of the current mineral reserves. In 2008, mineral resources to the south of McArthur River were considered to have greater near term development potential for future mining due to established infrastructure and were made a higher priority exploration target. As a result, McArthur River was able to increase reserves in 2009 relative to 2008, after accounting for 2009 production. A surface drill program to the north of the McArthur River main shaft was conducted. This program was successful and increased both the grade and total inferred resources at the site.
Tunnelling of a north exploration drift was initiated in 2007 and will be followed up with underground exploration once sufficient access has been established. This year, Cameco plans to initiate a multi-year project, the McArthur River expansion, to accelerate the advancement of the underground exploration drifts on the 530 metre level to the north and south of the existing mine. This work is expected to further delineate Zone A and B inferred resources to the north as well as resources to the south. As part of the project, Cameco will also initiate a preliminary assessment to determine the potential options and feasibility for mining these resources.
Cameco is satisfied with the quality of data obtained from the surface exploration and underground drilling at McArthur River and considers it valid for use in the estimate of mineral resources and mineral reserves at McArthur River. This is supported by the annual reconciliation of the mine production to within 5% of the estimate of pounds of uranium for the last five years.
          Mine Operations and Development
Construction and development of the McArthur River mine began in 1997 and was completed on schedule and mining commenced in December 1999. Upon completion of mine commissioning, commercial production was achieved on November 1, 2000.
At present, the site includes three shafts. The first shaft is used to move workers, material and waste rock. The second shaft is used for mine exhaust air ventilation. The third shaft is equipped as an emergency means of egress. The first and third shafts are also used for fresh air ventilation.
Three permits must be maintained to operate the mine at McArthur River. Cameco holds a “Uranium Mine Facility Operating Licence” from the Canadian Nuclear Safety Commission (“CNSC”) and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” both from the Saskatchewan Ministry of Environment (“SMOE”). These permits are current. The CNSC licence was renewed for a five-year term in 2008 and expires on October 31, 2013. The SMOE permits were renewed in 2009 and the “Approval to Operate Pollutant Control Facilities” expires on October 31, 2014 and a “Permit to Operate Waterworks” expires on October 31, 2011.
McArthur River currently has four Zones with delineated mineral reserves (Zones 1 to 4). Zones A and B are categorized as inferred mineral resources. Parts of Zones 1, 2, 3, and 4 also have mineral resources. Since mine start-up in 1999, only Zone 2 has been mined. To sustain production levels, Cameco needs to move to new mining areas.
Zone 2 is divided into four panels (Panels 1, 2, 3 and 5). Panel 5 represents the upper portion of Zone 2, overlying a portion of the other Panels. Until late 2009, all mine production was from Panels 1, 2 and 3, and there are still limited reserves that Cameco will extract from these Panels in the next few years.
2009 Cameco Annual Information Form

In 2009, the initial raisebore chamber tunnel for Zone 2 (Panel 5) was completed within the protection of freezewalls. This marks the first time development has been accomplished through the unconformity into the Athabasca sandstone. Zone 2 (Panel 5) is expected to account for approximately two-thirds of McArthur River mine production in 2010. Cameco intends to produce over 85 million pounds of U3O8 from this area. Portions of the new production raises for Zone 2 (Panel 5) will intersect the freezewall originally developed for Zone 2 (Panels 1, 2 and 3). This original freezewall is now redundant. The steel freezepipes from this freezewall are being removed. Timely removal represents the largest remaining schedule risk that could impact 2010 production rates in this area.
In November 2008, the extraction area for lower Zone 4 development on the 590 metre level encountered a small inflow of water that was captured and controlled. The inflow has not caused Cameco to alter any planned mining on the 590 metre level. Overall, lower Zone 4 is classified as higher risk development and Cameco adjusted its development and production schedules to recognize and mitigate these risks. In 2009, development of this lower zone continued. Cameco completed the raisebore chamber on the 530 metre level, completed all freezehole drilling and began freezing the ground. Production from this area is expected in late 2010.
The mining of the McArthur River deposit faces a number of challenges, including groundwater control, weak rock formations and radiation protection. Based on these challenges, non-entry mining methods — including the raise boring method — are required to mine the majority of the deposit.
The sandstones that overlay the ore zones and basement rocks contain significant amounts of water, which is at hydrostatic pressure that will flow into the underground workings unless controlled. Ground freezing is used to form an impermeable freeze wall, to prevent water from the sandstones entering into the active ore zones, and to help stabilize highly fractured footwall rocks during mining operations.
Ore extraction is performed by the raise boring method, with broken ore falling to the extraction level. A line-of-sight remote controlled loader transports the ore to a grinding circuit. This circuit grinds the ore to a size that is acceptable for the Key Lake leaching circuit. From the grinding circuit, ore is pumped 680 metres to surface for storage in four ore slurry-holding tanks. Ore is drawn out of the ore slurry holding tanks and pumped into containers on a transport truck for shipment to the Key Lake mill over an 80 kilometre all-weather road. Once a raise has been bored through the ore zone, it is backfilled with concrete. After all the rows of raises are complete in a chamber, equipment is removed from the area and the chamber is backfilled with concrete. A new chamber is then excavated to allow for the adjacent area to be mined and the cycle is repeated.
2009 Cameco Annual Information Form

Cameco plans to continue using the current raise boring mining method to extract ore from lower Zone 1, Zone 2 (Panels 1, 2, 3 and 5) and the lower mining area of Zone 4. Alternate mining methods planned for other Zones of the ore body include boxhole boring and blasthole stoping. The recent success in Zone 2, Panel 5 now provides the potential for more extensive use of the raisebore method in the mine.
Boxhole boring is a vertical development technique used at a few mines around the world, however, this will represent its first application to uranium mining as a production method. Cameco has some additional experience with boxhole boring, as it previously tested this method at Rabbit Lake and Cigar Lake. Additional testing at McArthur River will be required to evaluate the productivity of this method and will require additional operational development during test work and initial mining phases.
Technical challenges associated with boxhole boring include reaming through frozen ground, raise stability, controlling raise deviation, material handling and control of radiation exposure. Accordingly, Cameco has scheduled a long lead-time for implementation to ensure the technical challenges are understood and risks mitigated. Until Cameco has fully developed and tested the boxhole boring method at McArthur River, there is uncertainty as to future estimated productivity. Three raises in waste were completed in 2009 and the fourth will be completed at the end of the first quarter in 2010. The first test of the method in ore is planned to take place in 2010 with the ground now frozen and development access underway. Cameco has CNSC approval for the boxhole test program in waste and expects to provide the CNSC with a second submission for boxhole boring in ore for 2010.
Production at Cameco’s McArthur River mine was temporarily suspended on April 6, 2003, as increased water inflow from an area of collapsed rock in a new development area, located just above the 530-metre level, began to flood portions of the mine. Remedial work to return the mine to safe operating condition was carried out during the second quarter of 2003 and was sufficiently advanced in July 2003 for mine production to resume. The excess water inflow was sealed off in July 2004.
Following the water inflow incident in 2003, and as a result of a series of subsequent capacity improvements, Cameco has increased the peak pumping capacity at the McArthur River mine to more than 1,850 cubic metres per hour. Cameco has water treatment capacity and regulatory approval to treat and release 1,500 m3/hr in non-routine circumstances. Beyond that, Cameco has water storage capability of 50,000 cubic metres in a surface pond which could provide several weeks of storage for any inflows in excess of hourly treatment capacity. In Cameco’s view, this is sufficient capacity to handle an estimated maximum inflow. Cameco reviews the dewatering system and requirements at least once a year and before beginning work on any new zone.
     Milling
The Key Lake joint venture has two joint venture partners: Cameco (83 1/3%) and AREVA (16 2/3%). In March 2009, a 33 1/3% participating interest in the Key Lake joint venture, which up to that time had been held by UEM Inc., was distributed equally to its shareholders, Cameco (16 2/3%) and AREVA (16 2/3%). As a result, Cameco and AREVA each now hold their respective interests in the Key Lake joint venture directly. The Key Lake joint venture is operated by Cameco.
The Key Lake joint venture entered into a toll milling agreement with AREVA in June of 1999, as amended in January 2001 (the “Original Toll Milling Agreement”), to process all of AREVA’s share of McArthur River ore at the Key Lake mill. The terms of the Original Toll Milling Agreement include a provision for processing at cost plus a toll milling fee and provide that the Key Lake joint venture owners are responsible for decommissioning the Key Lake mill and certain capital costs, including the costs of any tailings management associated with milling AREVA’s share of McArthur River ore. The Original Toll Milling Agreement further provides that after June 1, 2009, the agreement will automatically be extended for one-year periods unless six months notice is given by AREVA stating its desire to terminate the agreement effective at the end of any operating year.
As a result of the distribution by UEM of its interests in the Key Lake and McArthur River joint ventures to its shareholders (the “UEM Distribution”), the Original Toll Milling Agreement has been amended (the “Amended Toll Milling Agreement”) to reflect that with respect to AREVA’s entitlement to its pro-rata share of ore produced from the McArthur River joint venture which it held directly prior to the UEM Distribution (16.234%) (the “First Ore Stream”),
2009 Cameco Annual Information Form

the fees and expenses under the Original Toll Milling Agreement will not change. Further, AREVA will continue to not be responsible (as a Key Lake owner) for any pro-rata proportion of costs of the decommissioning the Key Lake mill and capital costs in connection with the First Ore Stream. The Amended Toll Milling Agreement provides that with respect to AREVA’s pro-rata share of ore produced from the McArthur River joint venture which it received as a result of the UEM Distribution (13.961%) (the “Second Ore Stream”), the fees and expenses and the responsibility for decommissioning the Key Lake mill and capital costs will be the same as those for a Key Lake joint venture owner under the Original Toll Milling Agreement. The termination rights of AREVA under the Amended Toll Mill Agreement remain the same as those in the Original Toll Milling Agreement described above except that the Second Ore Stream must be milled at the Key Lake mill for the entire life of the McArthur River project regardless of any termination rights of AREVA. Cameco has not entered into a formal toll milling agreement with the Key Lake joint venture, but its share of McArthur River ore is milled at Key Lake.
At the Key Lake mill, McArthur River ore is blended with low grade mineralized material down to approximately 4% U3O8. The uranium in the blended ore is then dissolved in a leaching circuit. The resulting uranium bearing solution is separated from the barren ore solids in a counter current decantation circuit and is further concentrated in a solvent extraction circuit. The uranium is precipitated out of solution by the addition of ammonia, producing ammonium diuranate that is thickened and centrifuged before the uranium is transferred to a calciner. The calciner dries and calcines the uranium before it is packed into 200 litre drums. The final product is about 98% U3O8.
Three permits must be maintained to operate the Key Lake mill, where ore from McArthur River is processed. Cameco holds a “Uranium Mill Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” both from the SMOE. These permits are current. The CNSC operating licence was renewed for a five-year term in 2008 and expires on October 31, 2013. The SMOE permits were renewed in 2009 and will expire on November 30, 2014.
In June 2009, the CNSC approved an amendment to Key Lake’s operating licence, allowing flexibility in the annual licensed production limit. Under certain conditions, Cameco has approval to produce up to a maximum of 20.4 million pounds U3O8 per year providing that the average annual production, calculated using 2003 as the base year, does not exceed 18.7 million pounds. Therefore, if production in a given year falls below the target of 18.7 million pounds, Cameco may produce up to the annual maximum in subsequent years, until the shortfall is recovered. The amendment provides Cameco the opportunity to recover annual production shortfalls from 2003 onwards. A key benefit of this change is the ability to continue to operate the Key Lake mill even after the 18.7 million pound production target is achieved, avoiding the potential for restarts in cold winter temperatures. Cameco continues to plan for annual production of 18.7 million pounds (100% basis) for the next few years primarily based on the transition to new mining areas under the McArthur River mine plan and demonstrated historic capacity of the Key Lake mill.
Cameco has developed and implemented an action plan to modify Key Lake’s effluent treatment process to reduce concentrations of molybdenum and selenium discharged into the environment. The CNSC operating licence includes a condition for the Key Lake mill to implement this action plan. Based upon work conducted in 2009, release of both metals to the environment is now controlled at reduced concentrations.
A revitalization assessment of the Key Lake mill was completed in the first part of 2008. Subsequently, detailed engineering commenced and further assessment of alternative options began. The revitalization plan includes upgrading circuits to new technology for simplified operation, increased nominal production capacity, and improved environmental performance. The first aspects of the plan involve construction of a new acid plant and oxygen plant. Engineering and project planning for these replacement plants was advanced in 2008 and construction of a new acid plant commenced in 2009.
There are two tailings management facilities at the Key Lake site. One is an above ground impoundment with tailings stored with compacted till embankments. This facility has not received tailings since 1996. Cameco is reviewing several decommissioning options regarding this facility. The other tailings management facility is located within the Deilmann pit (the “Deilmann TMF”), which was mined out in the 1990s. At present, tailings from processing McArthur River ore are deposited in the Deilmann TMF.
2009 Cameco Annual Information Form

In February 2009, Cameco received regulatory approval for the deposition of tailings to a higher elevation in the Deilmann TMF. At current production rates, the approved capacity of the Deilmann TMF is now six years, assuming only minor storage capacity losses due to sloughing from the pit walls. Sloughing has occurred in the past, resulting in the loss of approved capacity. Significant sloughing would constrain McArthur River production.
Technical studies show that stabilizing and reducing water levels in the pit enhances the stability of the pitwalls, thereby reducing the risk of pitwall sloughing. In recent years, Cameco doubled dewatering treatment capacity, allowing Cameco to stabilize the water level in the pit, and has recently begun to reduce this water level.
In 2009, Cameco completed and received regulatory approval for an action plan for the long-term stabilization of the Deilmann TMF pitwalls. Cameco is now carrying out engineering required to implement this action plan. Cameco expects it will take approximately five years to complete the work.
Cameco also completed prefeasibility work to assess options for long-term storage of tailings at Key Lake. Cameco is proceeding with technical studies and environmental assessment work to support an application for regulatory approval to deposit tailings in the Deilmann TMF to a significantly higher elevation. This would provide enough tailings capacity for many years of mill production at Key Lake.
There are five large rock stockpiles at the Key Lake site. Three of the stockpiles contain non-mineralized waste rock and two contain low-grade mineralized material. The latter are currently used to lower the grade of McArthur River ore to approximately 4% U3O8 before entering the milling circuit. The dilution of the high-grade ore serves three purposes: recovery of uranium from the low-grade material, reduced radiation exposures in the mill, and final disposal of the low- grade waste. The remaining non-mineralized waste rock stockpiles will require decommissioning upon site closure.
     Decommissioning Key Lake and McArthur River
In 2003, Preliminary Decommissioning Plans (“PDPs”) for both the Key Lake and McArthur River operations were prepared by Cameco and approved by both the CNSC and the SMOE. The estimated cost of implementing these PDPs and addressing known environmental liabilities are reflected in two other associated documents called preliminary decommissioning cost estimates (“PDCEs”). These documents were revised in 2008 in support of the federal licence renewal process. Financial assurances to cover the 2008 PDCEs for McArthur River and for Key Lake operations were posted with the SMOE in the form of irrevocable standby letters of credit. Based on the total estimated decommissioning costs presented and approved in these PDCEs, Cameco has increased the financial assurance posted with the province of Saskatchewan to $120.7 million and $36.1 million for decommissioning the Key Lake and McArthur River operations, respectively.
     Production Forecast, Mine Life and Payback
Annual production from McArthur River is forecast at a rate of 18.7 million pounds of U3O8 per year until 2016, and declines thereafter until 2033. Cameco estimates that McArthur River will have a mine life of at least 24 years with an expected pay back of capital invested in 2010.
In 2009, 19.08 million pounds of U3O8 was produced by milling McArthur River ore at Key Lake (Cameco’s share was 13.3 million pounds). Average mill metallurgical recovery for 2009 was 98.5%.
     Sampling and Analysis
Surface drill hole locations at McArthur River are verified in the field by differential GPS or mine site surveyors. Holes are generally drilled on sections spaced at between 50 and 200 metres with 12 to 25 metres between holes on a section where necessary. Drilled depths averaged 670 metres. Vertical holes generally intersect mineralization at angles of 25 to 45 degrees, resulting in true widths being about 40% to 70% of the drilled width. Angled holes usually intercept the mineralized material perpendicularly, giving true width. All holes are radiometrically probed. A geologist examines the surface drill hole core in the field and determines and logs its overall characteristics including lithology, alteration, structure and mineralization. Any stratigraphy exhibiting noteworthy alteration, structures and radiometric anomalies are
2009 Cameco Annual Information Form

sampled for assay. Specific basement sampling procedures were based on the length of the interval to be sampled, and attempts were made to avoid having samples cross lithological boundaries. In addition, all core with radioactivity greater than 1000 counts per second is split and sampled for assay.
Detailed delineation drilling has been performed from underground drill bays over a strike length of 750 metres in the southern portion of the McArthur River deposit. Underground development has begun on the northern portion of the deposit, which will allow for future delineation drilling. Drilling is done from 30 metre spaced drilled stations with three fans of holes from each station and provides coverage of about 10 metres across the deposit which is considered to be adequate for mineral resource estimation. Underground drill samples are rarely analyzed because each hole is gamma logged with a downhole radiometric probe. The drill hole fans provide representative access for the gamma probes across the entire deposit. Radiometric probing is performed at 0.1 metre spacing in the radioactive zones and 0.5 metre spacing in unmineralized zones.
For surface drill holes, all uranium grade data is obtained from assaying core. Core recovery is generally considered excellent with local exceptions. The sample quality and representativeness of the surface drill holes is adequate for mineral resource estimation and mine planning. This has been validated on a number of occasions with underground drilling results in the vicinity of mineralized intervals drilled from the surface.
For underground drill holes, a small portion of the assay data used for mineral resource estimation is generated by assaying core to ascertain the U3O8 content past the probe limit of a hole or to provide correlation samples to compare against a probed interval. In these circumstances, the core is logged, photographed and then sampled for uranium analysis. The entire interval is sampled rather than splitting the core. This provides very high-quality samples in these areas. Core recovery in these areas can be excellent to poor. The sample quality and representativeness of the underground drill holes is adequate for mineral resource estimation and mine planning.
The following information is recorded for each sample: (a) hole number, date and name; (b) sample number; (c) from and to intervals and length; (d) recovered length; (e) SPP2 range of radioactivity; (f) weight; (g) core diameter; and (h) rock type, alteration, and mineralization. The sample number is written on a plastic bag and the sample is placed within. The bags are placed in a metal or plastic shipping drum, scanned by the radiation department and shipped to the Saskatchewan Research Council (“SRC”) in Saskatoon for analysis in accordance with the Transportation of Dangerous Goods regulations.
Sample information is verified by SRC personnel and samples are sorted according to radioactivity level. All samples are dried and further crushed and ground in secure radioactive facilities or in the main laboratory if determined to have minimal radioactivity. Samples are diluted and undergo ICP-OES analysis. A quality control sample is prepared and analyzed with each batch of samples. One of every 40 samples is analyzed in duplicate.
A number of quality control measures and data verification procedures are taken. Surveyed drill hole collar coordinates and hole deviations are entered in the database, displayed in plan views and sections and visually compared to the planned location of the holes. Core logging information is visually validated on plan views and sections and verified against photographs of the core or the core itself. Downhole radiometric probing results are compared with radioactivity measurements made on the core and drilling depth measurements. The uranium grade based on radiometric probing is validated with sample assay results when available. Comparisons of the information in the database against the original data are done, namely paper logs, deviation survey films, assay certificates and original probing data files. Since 2000, information collected from production activities, such as freeze holes, raise bore pilot hole probing, radiometric scanning of scooptram buckets and mill feed sampling, have been regularly compared to the drill hole data.
Quality assurance/quality control for underground drill hole information is focused on quality probing results. This is ensured by checks of the calibration of probes prior to use, by visually monitoring the radiometric measurements and by duplicating probe runs on occasions. Additional quality control is obtained through comparisons of the probing results with the core measurements and by visual inspection of the radiometric profile of each hole by an experienced geologist at the mine site or in Saskatoon. Reconciliation of the model to production is a very good indicator that grades estimated in the block model accurately reflect the mined grades.
2009 Cameco Annual Information Form

Cameco employs a data and quality assurance coordinator (“DQAC”) who is responsible for reviewing the quality of geochemical data received from laboratory contractors. The DQAC reviews the analyses provided by the lab using the results of standard reference materials as a benchmark. The DQAC together with project geologists determine whether reassaying should be completed.
     Security of Samples
All samples collected from McArthur River for determining uranium content by chemical analysis are prepared and analyzed under close supervision of a qualified geoscientist at the SRC which is a restricted access laboratory licensed by the CNSC for possession, transfer, import, export, use and storage of designation nuclear substances. Sample security is largely defined by regulation and all samples are stored and shipped in compliance with regulations. Tampering of samples is considered unlikely because of the high grades and the fact that core is scanned immediately after it is received at a sample preparation laboratory and grade is estimated at that point.
     McArthur River Resource and Reserve Estimates
The mineral reserve and resource estimates for McArthur River are found below at The Nuclear Business — Uranium Concentrates Business — Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1. Key Assumptions
(a)	Uranium mineralization is continuous in quality and quantity between sampled areas.

(b)	Water control measures, including freezewalls, are effective at preventing water inflow.

(c)	The reported mineral reserves include appropriate provisions for dilution or mining recovery. Mineral reserves have been estimated with an average allowance of 20% dilution and a 95% mining recovery. The reported mineral resources do not include allowances for dilution and mining recovery.

(d)	Mineral reserves are recoverable by the current raise bore mining method and the planned mining methods of boxhole boring and blasthole stoping.

(e)	Diamond drilling, ground support systems, and mining plans mitigates the risks associated with potentially adverse ground conditions.

(f)	Radiation protection measures in place continue to be effective.

(g)	An average uranium price of $54 (US) per pound U3O8 was used to estimate the mineral reserves.

(h)	No known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are expected to materially affect the mineral resource and mineral reserve estimates.
2. Key Parameters
(a)	The geological model employed for McArthur River involves geological interpretations on section and plan derived from surface and underground drill hole information.

(b)	For mineral resources estimated from surface drill holes, the uranium grade is determined from assay sample. For mineral resources and mineral reserves estimated from underground drill holes, grades were obtained from radiometric probing converted to percentage U3O8 on the basis of a correlation between radiometric counts and assay values.
2009 Cameco Annual Information Form

(c)	Densities were determined from regression formulas based on density measurements of drill core and chemical assay grades.

(d)	Limits and continuity of the mineralization are structurally controlled.

(e)	Mineral reserves have been estimated at a cut-off grade of 0.8% U3O8.

(f)	Mineral resources have been estimated at a minimum mineralized thickness of 1.0 metre and at cutoff grade of 0.1% to 0.5% U3O8.

(g)	Mineral reserves at McArthur River were estimated based on the use of the raisebore, boxhole and blasthole stoping methods combined with freeze curtains. All material extracted by mining is radiometrically scanned for grade and that which is greater than 0.8% U3O8 is treated as ore and is fed to an initial processing circuit located underground consisting of grinding to produce an ore slurry which is hoisted hydraulically by pumps to surface. On surface the ore slurry is transported to the Key Lake mill for final processing and production of uranium. The mining rate is planned to vary between 110 and 130 tonnes per day at a full mill production rate of 18.7 million pounds U3O8 per year based on 98.4% mill recovery.

(h)	The key economic parameters underlying the mineral reserves include a conversion from US dollars to Cdn dollars using a fixed exchange rate of US$1.00 = Cdn$1.05 (reflecting the exchange rate at December 31, 2009).
3. Key Methods
(a)	Mineral resources, based on pre-1993 surface drilling, were estimated using the two-dimensional cross-sectional method on vertical sections at 50 metre or 100 metre spacing using Autodesk Generic CADD software.

(b)	Mineral resources for Zones A and B, where additional holes were drilled from the surface since 2004, were estimated using 3-dimensional block models. Three-dimensional wire frame models were created from the geological interpretation of mineralization outlines using lithology, structure and uranium grade information interpreted on 25 or 50 metre spacing vertical cross-sections and plan views. Estimates of the grade and density of blocks of 5 metre x 10 metre x 2 metre were obtained from inverse squared distance method.

(c)	Mineral resources and mineral reserves delineated by underground drill holes were estimated using 3-dimensional block models. Three-dimensional wire frame models were created from digitized mineralization boundaries interpreted on 10 metre spacing vertical cross-sections and plan views. Estimates of the grade and density of blocks of 1 metre x 5 metre x 1 metre were obtained from ordinary kriging or inverse squared distance method.

(d)	Mineral reserves are defined as the economically mineable part of the indicated and measured mineral resources. Only mineral reserves have demonstrated economic viability. The amount of reported mineral resources does not include amounts identified as mineral reserves.

(e)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The reliability of any mineral reserve and resource estimation is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium prices, subsequent to the date of the estimate, may justify revision of such estimates.
2009 Cameco Annual Information Form

Inkai
Property Description and Location
Cameco’s Inkai operation is located in the Central Asian Republic of Kazakhstan. Inkai comprises three contiguous licence blocks: two production areas (Blocks 1 and 2) and one exploration area (Block 3). Licence Series AY 1370D, dated April 20, 1999, is for extraction of uranium in the area defined as Block 1 (about 16.6 square kilometres). Licence Series AY 1371D, dated April 20, 1999, is for exploration and further mining in the areas designated as Blocks 2 (about 230 square kilometres) and 3 (about 240 square kilometres). JV Inkai’s mineral reserves and resources are located on Blocks 1 and 2. Block 3 is currently being drilled in order to estimate its mineral resources. The main processing plant is located on Block 1 and a satellite plant is located on Block 2. Additionally, at the Block 1 mine site there is an administrative office, shops, garage, laboratory, emergency response building, low-level radioactive waste and domestic landfills, engineering, and construction offices. In Block 2 there is an office, small shops, and a food services facility. At site, there is also a camp for 400 employees with catering and leisure facilities.
JV Inkai owns and operates Inkai. JV Inkai is owned by Cameco (60%) and JSC KazAtomProm (40%). JSC KazAtomProm is a Kazakh Joint Stock Company owned by the Republic of Kazakhstan (“KazAtomProm”).
At December 31, 2009, the Company’s share of proven and probable mineral reserves was 53,686,000 tonnes of ore containing 80.9 million pounds U3O8 with an average grade of 0.07% U3O8; its share of measured and indicated mineral resources was 7,975,000 tonnes of ore containing 13.1 million pounds U3O8 with an average grade of 0.07% U3O8; and its share of inferred mineral resources was 152,818,000 tonnes of ore containing 153 million pounds U3O8 at an average grade of 0.05% U3O8.
A technical report on Inkai mine entitled “Inkai Operation, South Kazakhstan Oblast, Republic of Kazakhstan”, dated March 31, 2010 with an effective date of December 31, 2009, (the “Inkai Report”), has been prepared for Cameco in accordance with NI 43-101 under the supervision of Alain G. Mainville, P. Geo., and Charles J. Foldenauer, P. Eng., each of whom is a “qualified person”, but not independent of Cameco within the meaning of NI 43-101. The following description of the Inkai operation is based on the Inkai Report. A copy of the Inkai Report is available electronically on SEDAR at sedar.com or on EDGAR at sec.gov. Conclusions, projections and estimates set out in this Annual Information Form regarding Inkai are subject to the qualifications, assumptions and exclusions that are detailed in the Inkai Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the Inkai Report filed on SEDAR or EDGAR should be read in its entirety.
     The Resource Use Contract
In April 1999, JV Inkai received from the government of Kazakhstan a mining licence for Block 1 and an exploration licence for Blocks 2 & 3. The licence for Block 1 expires in 2024. The associated subsoil use contract (the “Resource Use Contract”), covering both licences, was signed by the Republic of Kazakhstan and JV Inkai in July, 2000.
In 2007, Amendment No.1 to the Resource Use Contract was signed to extend the period for exploration at Blocks 2 and 3.
In 2008, JV Inkai received an initial approval for the mining licence for Block 2 to replace its exploration licence. Final approval was received in 2009 when Amendment No.2 to the Resource Use Contract was signed by JV Inkai and the Kazakhstan Ministry of Energy and Mineral Resources (“MEMR”). (Until March 12, 2010, the MEMR was the ministry designated as the “Competent Authority” under the Subsoil Law (defined below). The current Competent Authority is the Ministry of Industry and New Technologies.) The mining licence for Block 2 expires in 2030.

Amendment No. 2 to the Resource Use Contract was signed to: (i) extend the exploration period for Block 3 until July 13, 2010; (ii) provide final approval for mining at Block 2; (iii) combine Blocks 1 and 2 for mining and reporting purposes; (iv) adopt the new tax code that took effect January 1, 2009; (v) reflect current Kazakh legal and policy requirements for subsoil users like JV Inkai to procure goods, works and services under certain prescribed procedures and foster greater local content; and (vi) prescribe certain percentages of Kazakh employment by JV Inkai (100% of workers; at least 70% of the engineering and construction staff; and at least 60% of the management staff must be Kazakh; all measured over the life of the Resource Use Contract).
In February 2010 JV Inkai filed an application with the MEMR declaring it had made a potential commercial discovery in Block 3 that requires further assessment of commercial viability. JV Inkai also requested the MEMR approve an extension of its Block 3 licence for five years, the period required for an appraisal of a potential commercial discovery under the Subsoil Law. Without this approval, JV Inkai’s rights to Block 3 will expire on July 13, 2010.
Under the Subsoil Law, JV Inkai holds its rights to Blocks 1, 2 and 3 on the basis of the licences it received for those Blocks and the Resource Use Contract. JV Inkai also has obligations under those licences and the Resource Use Contract which it must comply with in order to maintain its rights to Blocks 1, 2 and 3.
     Work Programs
In addition to following its obligations under its licences and the Resource Use Contract, JV Inkai, like all subsoil users, is required to abide by the work program appended to its Resource Use Contract, which relates to mining operations over the life of the mine (the “Work Program”), as well as the annual work programs which it must submit to the Competent Authority for approval each year. Such annual work programs cover, inter alia, the introduction of new technologies or processes and define the levels of production volumes anticipated by the subsoil user in the coming year.
Any changes in the Work Program or in annual work programs require an application to be made to the Competent Authority, generally supported by a technical study and corporate approvals of the subsoil user approving the requested changes.
     Procurement Requirements
Under Kazakhstan law, all subsoil users, including JV Inkai, must procure goods, works and services for subsoil use operations under prescribed statutory procedures.
In particular, subsoil users are required no later than 30 calendar days from the date of approval of an annual work program, to approve an annual procurement program for the following year. JV Inkai has approved annual procurement programs for 2009 and 2010.
     Local Content Requirements
Since 2002, Kazakhstan has implemented a policy aimed at replacing imports, and fostering greater involvement, support and stimulation of local producers (the “Local Content Policy”).
Under the Local Content Policy, subsoil users are obliged to purchase local goods, works and services (“GWS”) in such percentages as may be specified in their subsoil use contracts. The Resource Use Contract obligates JV Inkai to use GWS unless specifically approved to the contrary by the applicable regulatory authorities. As a result, at least 40% of the cost of equipment and materials must be for equipment and materials purchased of Kazakh origin and 90% of the contract work must be of Kazakh origin.
     Environmental Requirements

JV Inkai’s mining activities must comply with the environmental requirements of Kazakhstan legislation and regulations. In addition, in the Resource Use Contract, JV Inkai has committed to conduct its operations in accordance with good international mining practices.
The environmental protection legislation in Kazakhstan has evolved rapidly, especially in recent years. As the subsoil use sector has evolved, there is presently a trend towards greater regulation, heightened enforcement and increased liability for non-compliance with respect to environmental issues. The most significant development was the adoption of the Ecological Code dated January 9, 2007 (and effective from February 3, 2007), which replaced the three main prior laws on environmental protection.
Both under the prior and the existing legislative regime, a subsoil user, such as JV Inkai, is obliged to comply with environmental requirements during all stages of the subsoil use project. Kazakhstan environmental legislation requires that a State environmental expert examination precede the making of any legal, organisational and economic decisions with respect to an operation that could impact the environment and public health. The principal document that the subsoil user must provide in connection with the State environmental expert examination is an environmental impact assessment.
The Ecological Code requires that a subsoil user obtain environmental permits to conduct its operations. A permit certifies the holder’s right to discharge emissions into the environment, provided that it introduces the “best available technologies” and complies with specific technical guidelines for the emissions set forth by the environmental legislation. Government authorities and the courts enforce compliance with these permits, and violations may result in civil or criminal penalties, the curtailment or cessation of operations, orders to pay compensation, orders to remedy the effects of violations and orders to take preventative steps against possible future violations. In certain situations, the issuing authority may modify, renew or revoke the permits. JV Inkai has applied for and received a permit for environmental emissions valid until December 2010 and emissions permit(s) for drilling activities valid until December, 2012. Also, JV Inkai holds valid permits under the Water Code.
As an industrial company, JV Inkai is also required to undertake programs to reduce, control or eliminate various types of pollution and to protect natural resources. It must also submit annual reports on pollution levels to the Kazakhstan environmental, tax and statistics authorities. The authorities conduct tests to validate JV Inkai’s results.
The Ecological Code and the Resource Use Contract set out requirements with respect to environmental insurance. Legal entities carrying out environmentally hazardous activities are required to obtain insurance to cover these activities, in addition to the civil liability insurance which must be held by owners of facilities the activities of which may cause harm to third parties. JV Inkai currently maintains both the required environmental insurance and the civil liability insurance.
Inkai is subject to decommissioning liabilities which are largely defined by the terms of the Resource Use Contract. JV Inkai has established a separate bank account and has made the required contributions to the account as security for decommissioning Inkai. Contributions are set as a fraction of gross revenue and are capped at $500,000 (US). The account has been fully funded by JV Inkai in this amount.
Under Republic of Kazakhstan regulations, JV Inkai must submit a documented plan for decommissioning the mining facility to the government six months before completion of mining activities. A preliminary decommissioning plan has been established for the purposes of estimating total decommissioning costs. The decommissioning plan considers the issues and costs under a “decommission now” scenario. The plan is updated every five years, or as significant changes take place at the operation which would affect the decommissioning estimates.
No active restoration of post-mining groundwater is done in Kazakhstan. Natural attenuation of ion constituents as a passive form of groundwater restoration is determined to be sufficient.

Recently, the Parliament of Kazakhstan ratified the country’s accession to the United Nations Framework Convention on Climate Changes (“Kyoto Protocol”). Based on its current operations, JV Inkai may incur additional capital expenditures to ensure compliance with the Kyoto Protocol; however, JV Inkai believes that the costs of such compliance would not be material.
     Other Licences
JV Inkai holds the following additional material licences with regard to its mining activities:
“Licence for performance of works connected with stages of life cycle of objects of use of atomic energy”, issued on January 18, 2010, by the Committee of Atomic Energy of the MEMR;
“Licence for operation of mining production and mineral raw material processing”, issued on December 23, 2009, by the Committee of State Energy Supervision of the MEMR;
“Licence for transportation of radioactive substances within the territory of the Republic of Kazakhstan”, issued on November 18, 2008, by the Committee of Atomic Energy of the MEMR; and
“Licence for dealing with radioactive substances” issued on August 29, 2008, by the Committee of Atomic Energy of the MEMR.
These licences are currently in force and are of indefinite term.
     Taxation
The Resource Use Contract lists the taxes, duties, fees, royalties and other governmental charges that are payable by JV Inkai.
However, on January 1, 2009 a new Tax Code of the Republic of Kazakhstan (the “Tax Code”) took effect. Pursuant to this law, a number of changes have been introduced to the taxation regime of subsoil users.
The most significant changes to the tax regime previously applicable to the Resource Use Contract now introduced by the Tax Code are:
•	The abolition of the stabilization of tax regimes provided by subsoil use contracts. Prior to the October 2009 amendment, the Resource Use Contract contained a tax stabilization provision. At the request of the MEMR, in October 2009 JV Inkai signed an amendment to the Resource Use Contract to adopt the Tax Code, which included elimination of the Resource Use Contract’s tax stabilization provision. Cameco does not expect that the Tax Code will have a material impact on JV Inkai at this time; however, elimination of the tax stabilization provision could be material in the future.
•	The rate of the corporate income tax on aggregate income was set at 20% during the period January 1, 2009 to January 1, 2010; 17.5% during the period January 1, 2010 to January 1, 2011; and 15% commencing January 1, 2014. However, these rates have been suspended until 2014, with the government setting the corporate income tax rate at 20%. In 2007, JV Inkai became subject to income tax. As such, this 20% income tax rate is now the corporate income tax rate to which JV Inkai is subject. Under the Resource Use Contract the corporate income tax rate was 30%.
•	The Tax Code has replaced the previous royalty regime with a new tax — the Tax on Production of Useful Minerals, a mineral extraction tax (“MET”). MET must be paid on each type of mineral and certain other substances extracted. Under the prior law, JV Inkai would pay royalties, calculated on a graduated scale, based on the sales price of production in each year.

•	Under the Resource Use Contract, a one-time payment of a commercial discovery bonus is payable when confirmation is received of Kazakh-defined recoverable reserves located in a particular licence area. Under the Tax Code the rate for future commercial discoveries is increased to 0.1% of the value of Kazakh-defined recoverable reserves. Previously, the bonus was calculated as 0.05% of the value of Kazakh-defined recoverable reserves. JV Inkai paid a bonus of $14 million (US) in 2008 in relation to reserves at Block 2.
•	The Tax Code changes the calculation of excess profits tax from that contained in the Resource Use Contract. However, JV Inkai is currently of the view that it will not be liable to pay any excess profits tax for the foreseeable future.
     Pre-emptive Rights
The amendments to the Subsoil Law of December 2004 and October 2005, provide the Republic of Kazakhstan with a pre-emptive right to acquire subsurface use rights and equity interests in entities holding subsoil use rights and in any entity which may directly or indirectly determine or exert influence on decisions made by a subsoil user, if the main activity of such entity is related to subsoil use in Kazakhstan, when such entity wishes to transfer such rights or interests. This pre-emptive right permits the Republic of Kazakhstan to purchase any such subsoil use rights or equity interests being offered for transfer on terms no less favourable than those offered by other purchasers. The Competent Authority has the right to terminate a subsoil contract if a transaction takes place in breach of this law. According to the Subsoil Law requirements, these provisions apply both to Kazakhstan and overseas entities, including publicly traded companies.
Also, Article 14 of the Subsoil Law requires that assignments and transfers of subsoil use rights may be made only with the prior consent of the Competent Authority. During its tenure as the designated Competent Authority, MEMR has customarily interpreted this requirement very widely to include any alienation of rights, including, for example, in bankruptcy or by merger or amalgamation.
On August 19, 2009, a Governmental Resolution “On Determination of the List of Subsoil (Deposit) Areas having Strategic Importance” came into force whereby 231 blocks, including all three of JV Inkai’s Blocks, were prescribed as strategic deposits.
Under the Subsoil Law “if a subsoil user’s actions in the performance of subsoil use operations with respect to strategic deposits result in a significant adverse change to the economic interests of Kazakhstan, which create a threat to national security, the Competent Authority is entitled to require an amendment to the contract for the purpose of restoring the economic interests of Kazakhstan”. The Subsoil Law prescribes strict deadlines for the parties to negotiate and execute any such required amendments.
The Subsoil Law also allows the Competent Authority with the consent of the State to unilaterally refuse to perform its obligations under a contract if it determines that the subsoil use operations conducted thereunder will result in a material adverse change in the economic interests of Kazakhstan, which create a threat to national security. In such circumstances, the Competent Authority must provide not less than 2 months prior notice of such refusal. Under this provision, the Competent Authority also has the right to unilaterally terminate a contract without having to comply with the civil law provisions requiring a party to apply to a court or arbitration panel for termination.
The stated basis for exercise by the Competent Authority of any of the aforesaid powers is a “significant change in the economic interests of the State”, but so far no clear definition of “significant change” and “economic interests” have been developed under Kazakhstan Law.
     2007 MOU
A non-binding memorandum of understanding (“MOU”) signed between Cameco and KazAtomProm in May 2007 targets an increase in the total annual production capacity from Inkai to 10.4 million pounds on a timeframe yet to be confirmed. While the existing ownership would not change, Cameco’s share of the additional capacity under the MOU would be 50%, raising Cameco’s expected share of the future annual production at Inkai to 5.7 million pounds if the 10.4 million pound production target is achieved. A binding agreement to finalize the terms of the MOU and various government approvals will be required to implement this production increase. This MOU also contemplates studying the feasibility of constructing a uranium conversion facility as well as considering other collaborations in uranium conversion. Cameco is currently in discussions with KazAtomProm regarding these initiatives.
     Kazakh Government and Legislation
Kazakhstan is organized as a constitutional republic, with a President as its elected head of state, a prime minister appointed by the President as its head of government and a bicameral parliament, consisting of the Majilis (lower house) and the Senate (upper house). The country is divided into 14 oblasts and two municipal districts, representing its financial centre, Almaty, and its capital, Astana, each headed by a governor known as an Akim.
The governmental and political systems in Kazakhstan have been quite stable since independence, although popular elections and democratic freedoms in the country have fallen short of international standards. The government is characterized by a strong presidency, the powers of which have been expanded by successive constitutional referendums. The current President, Nursultan Nazarbayev, has served in that capacity since independence. He was last re-elected to the post in December 2005 for his current 7-year term (with respect to future elections, the term of the President’s mandate has been shortened to 5 years). The parliament is dominated by the Nur Otan party, which is headed by President Nazarbayev.
Kazakhstan’s legal system is based on European-style codes, which are supported and supplemented by ancillary legislation. Most legal relations are governed by the Civil Code of the Republic of Kazakhstan. The Civil Code broadly recognises, inter alia, the rights of foreign companies and citizens to enter into transactions and to own property in Kazakhstan. These rights are established in the Constitution and may be limited only by those restrictions set forth in the legislation of Kazakhstan.
The principal legislation governing subsoil exploration and mining activity in Kazakhstan is the Law on the Subsoil and Subsoil Use, dated January 27, 1996, as amended (the “Subsoil Law”). This law defines the framework and the procedures connected with the granting of subsoil rights, and the regulation of the activities of subsoil users. The subsoil, including mineral resources in their underground state, are state property, while resources brought to the surface belong to the subsoil user, unless otherwise provided by contract.
In August 1999 the Subsoil Law was amended. Based upon the provisions of the August 1999 amendments, Cameco believes licences held by JV Inkai are governed by the version of the Subsoil Law in effect at the time of their issuance in April, 1999.
Subsoil rights become effective upon conclusion of a contract with the Competent Authority. Pursuant to the Subsoil Law, the subsoil user is accorded, inter alia, the exclusive right to conduct mining operations; to erect production and social facilities; to freely dispose of its share of production; and to conduct negotiations for extension of the contract.
Currently, the Parliament of the Republic of Kazakhstan is considering a draft Subsoil Law (the “Draft Subsoil Law”). The Draft Subsoil Law, if enacted in its proposed form, will introduce significant changes in terms of the regulation of the activities of subsoil users.
The current Subsoil Law contains a stabilization clause, Article 71, which provides that amendments and changes in legislation that worsen the position of the subsoil user shall not apply to subsoil use contracts concluded prior to the introduction of such amendments and changes. The guarantees expressly do not extend to amendments and changes to legislation in the sphere of defense, national security, environmental protection and health. The government has gradually weakened this stabilization guarantee, particularly in relation to new projects, and the national security exception is applied broadly to encompass security over strategic national resources. The Draft Subsoil Law retains the stabilization clause, however, it expands the list of exceptions to the guarantee of stability by adding taxation and customs regulation. Amendment No. 2 to the Resource Use Contract eliminated its tax stabilization provision with respect to JV Inkai.
The dispute resolution procedure set forth in the Draft Subsoil Law does not permit exclusive submission of a dispute for resolution by international arbitration. Instead it provides that if the disputes related to the performance, amendment or termination of a subsoil use contract cannot be resolved by means of negotiations, the parties may submit the dispute for resolution to a court in accordance with the laws of Kazakhstan. JV Inkai’s Resource Use Contract provides for international arbitration. The Draft Subsoil Law does not address which of these conflicting provisions will prevail.
The Draft Subsoil Law does not change the existing provisions regarding the State’s pre-emptive right as discussed in Pre-emptive Rights; however, it provides for certain additional exemptions which include: (i) the transfer of shares or other securities which are traded on an organized securities market and are issued by a subsoil user legal entity if such legal entity’s core activities relate to subsoil use in the Republic of Kazakhstan; and (ii) the transfer, in full or in part, of the subsoil use right between legal entities in which not less than 99% in the participatory interest (shareholding) is owned by one entity. An initial placement of shares in a subsoil user would still be subject to obtaining a waiver of the State’s pre-emptive rights.
The Draft Subsoil Law also establishes a procedure (previously unspecified), to be followed when seeking a waiver of the Kazakhstan Government’s pre-emptive right, as well as a non-exhaustive list of documents required for submission to the Competent Authority in this regard.
The current Subsoil Law provides for a judicial procedure for setting aside termination or renewal of a subsoil use contract in applicable circumstances. Under the Draft Subsoil Law, the Competent Authority has the power to renew a subsoil use contract that was earlier terminated by the Competent Authority without the need for recourse to the courts, provided an application for renewal is made within 6 months of the termination and the Competent Authority believes that the decision to terminate the contract was made on the basis of inaccurate or unreliable information or the failure to perform or duly perform contractual obligations due to force-majeure circumstances.
The Draft Subsoil Law does not contemplate the concept of combined subsoil use contracts for both production and exploration. Since the Resource Use Contract is a combined contract for exploration and production of uranium, there may be a risk that the State may require JV Inkai to negotiate a new production contract to replace its existing combined exploration and production contract.
Accessibility, Climate, Local Resources, Infrastructure and Physiography
The Republic of Kazakhstan is a vast country of 15.2 million people, situated in the centre of the Eurasian land mass. Kazakhstan borders Russia, Uzbekistan, China, Kyrgyzstan and Turkmenistan.
The Inkai operation is located in the Suzak District of South Kazakh Oblast, Kazakhstan near the small town of Taikonur, approximately 370 km north of the city of Shymkent and approximately 125 km east of the city of Kyzl-Orda. The road to Taikonur is currently the primary access road for transportation of people, supplies and uranium product for the mine. The road is constructed of gravel and crosses the Karatau Mountains. Railroad transportation is available from Almaty to Shymkent then northwest to Shieli, Kyzl-Orda and beyond. A line also runs from the town of Dzhambul to KazAtomProm’s Centralia facility to the south of Taikonur.
Inkai lies in the Betpak Dala Desert, which is characterised by an arid climate with minimal precipitation and relatively high evaporation. The average precipitation varies from 130 to 140 mm/y with snow accounting for 22 to 40% of this amount. The region is also characterized by strong and almost uninterrupted winds. The prevailing direction of the wind is north-east averaging 3.8 to 4.6 m/sec. Dust storms are common. Major hydrographic systems in the area include the Shu, Sarysu and Boktykaryn Rivers.
Site operations are carried out throughout the year despite cold winter (lows of -35°C) and hot summer (highs of +40°C) conditions.
The surface elevation at Inkai ranges from 140 to 300 m above mean sea level. The Inkai deposit is sub-divided into two morphologically diverse regions: the Sandy-brackish intercontinental deltas of Shu and Sarysu rivers; and the Betpak Dala plateau.
Currently, Taikonur has a population of about 450 people who are mainly employed in uranium development and exploration. Whenever possible, JV Inkai hires personnel from Taikonur and surrounding villages. The town has a school, medical clinic and small store. Most of the food is purchased in Shymkent or Shieli.
Inkai is a developed mineral property with sufficient surface rights to meet future mining operation needs for the current mineral reserves. It obtains its electrical supply from the Kazakh power grid. JV Inkai has access to sufficient water for all of its planned industrial activities from groundwater wells. Potable water for use at camp is supplied from shallow wells on site. There are low low-level radioactive waste and domestic landfills.
Project History
There were several changes in ownership of participating interests in JV Inkai in the late 1990’s. The current participants and their participating interests are Cameco, with a 60% direct participating interest, and KazAtomProm, with a 40% direct participating interest.
JV Inkai was first registered by the Kazakhstan Ministry of Justice on March 21, 1996, under registration number 1032-1900-TOO (YO) as a Kazakh-German-Canadian joint venture, established by and among Cameco, Uranerzbergbau-GmbH and National Joint Stock Company Atomic Power Engineering and Industry “KATEP” (“KATEP”).
In 1997 KazAtomProm was established. Consequent upon Presidential Decrees of July 14 and July 22, 1997, and a subsequent agreement between KATEP and KazAtomProm of March 5, 1998, all of KATEP’s participating interest in JV Inkai was transferred to KazAtomProm.
On August 11, 1998, pursuant to an Acquisition Agreement between Uranerzbergbau-GmbH, Cameco and Cameco Resources (US) Inc., Cameco acquired all of the participatory interest of Uranerzbergbau-GmbH in JV Inkai. As the result of such acquisition, Cameco became the owner of a 66 2/3% participatory interest in JV Inkai.
On November 20, 1998, Cameco agreed to transfer a 6 2/3% participatory interest in JV Inkai to KazAtomProm, which resulted in Cameco holding, in total, a 60% participating interest in JV Inkai. Thereafter, JV Inkai was re-registered by the Kazakhstan Ministry of Justice on December 7, 1998, under registration number 9783-1958-TOO (I/U) (business identification number 960340001136).
The Inkai deposit was discovered in 1976-78 by crew GPC-27 of Volkovskaya Expedition. Exploration drilling progressed until 1996. All historic exploration and delineation drilling within Blocks 2 and 3 was carried out in 1980-90s, prior to JV Inkai obtaining its licences for the property. (See section 6.2 of the Inkai Report for more information.)
Regional and local hydrogeology studies were completed on the Inkai mine dating back to 1979. Numerous borehole tests characterize the four aquifers within the Inkai deposit: the Uvanas, Zhalpak, Inkuduk and Mynkuduk.

The Kazakh-approved estimates of uranium reserves for Block 1 as at November 1993 and for Block 2 as at February 1996 are given in Tables 6-1 and 6-2 of the Inkai Report. Cameco does not consider these estimates as current mineral resources or mineral reserves as defined in sections 1.2 and 1.3 of NI 43-101 as they are not classified in accordance with the categories set out in NI 43-101.
A pilot test was performed in the northeast area of Block 1 starting in December 1988. The test lasted for 495 days and recovered approximately 92,900 pounds U3O8 of the uranium in situ. This test was a technical success in achieving a high uranium recovery rate from a test area in a relatively short time frame.
Geological Setting
The geology of south-central Kazakhstan is comprised of a large relatively flat basin of Cretaceous to Neogene age continental clastic sedimentary rocks. The Cretaceous-Cainozoic Chu-Sarysu basin extends for more than 1,000 km from the foothills of the Tien Shan Mountains located on the basin south and southeast sides, and merges into the flats of the Aral Sea depression to the northwest. The basin is up to 250 km wide, bordered by the Greater Karatau Mountains on the southwest and the Chuskoa uplift on the northeast. The basin is composed of gently dipping to nearly flat lying fluvial-derived unconsolidated sediments composed of inter-bedded sand, silt, and local clay horizons.
The Cretaceous-Cenozoic sediments host several stacked and relatively continuous, sinuous “roll-fronts”, or oxidation-reduction fronts hosted in the more porous and permeable sand and silt units. Several uranium deposits and active ISR uranium mines occur at these regional oxidation roll-fronts, developed along a regional system of superimposed mineralization fronts.
The Inkai deposit is hosted within the Iynkuduk and Mynkuduk Formations, which comprise feldspathic sandstones or sub-arkoses, typically containing 50% to 60% quartz and 10% to 15% feldspar. Clay content is in the range of 5% to 10%. The redox boundary can be readily recognised in core by a distinct colour change from gray on the reduced side to yellowish stains on the oxidized side, stemming from the oxidation of pyrite to limonite. In cross-section, the redox boundary is often “C” shaped forming the classic “roll-front”. The sands have a high horizontal permeability.
Exploration
No exploration activity has been conducted by JV Inkai at Blocks 1 and 2. Instead, historic data were processed and relied upon for JV Inkai mineral reserve and resource estimates.
As of the end of February 2010, the following activities have been carried out under the Licence Series AY 1371D (Blocks 2 and 3) of the Inkai mine:
1. $133.7 million (US) has been invested into the exploration and the development of mineral processing infrastructure during the pilot test mining period;
2. The Block 2 mineral reserves have been estimated and put on the Kazakh State balance sheet of mineral resources;
3. Exploration work continued at the northern flank (Block 3) of the Inkai deposit; the results of this work are as follows:
a. 726 exploration drillholes have been drilled between 1999 and March 3, 2010; more than 6000 samples have been analyzed.
b. Mineralization zones have been delineated and a significant increase in their extent (compared with the predecessors’ results) has been established in the more densely drilled south-western part of Block 3.

c. The additional drilling has allowed for tracing the presence of mineralization throughout the whole Block 3 with a greater degree of certainty.
d. In some areas, the density of exploration drilling performed will allow for the estimation of mineral resources in the inferred category later in 2010, once assay results are available.
General exploration oversight is performed by the Geological Department of JV Inkai, including strategic directions of the drilling program and management of contractors. Geological oversight is performed under contract by Expedition 7 of Volkovgeology based in Taikonur. It includes day-to-day directing and coordinating of drilling activities, control of the drilling quality, core recovery, surveying work, as well as geological logging, sampling and ongoing day-to-day data processing.
Drilling is performed by a number of contractors, supervised by Expedition 7 of Volkovgeology. They are: Volkovgeology, Joint Drilling, 2K and YuKSU. The number of drilling rigs actively drilling on Block 3 varied in the last eighteen months from two to over twenty, belonging to up to four different contractors. In early March 2010, there were three contractors with fifteen drilling rigs working on Block 3.
Based upon its 2003 and 2007 validation of Kazakh estimated uranium reserves for Blocks 1 and 2, Cameco considers the historic Kazakh exploration data adequate for reserve and resource estimation. See Sampling and Analysis below. The exploration data from JV Inkai’s exploration program at Block 3 is reliable for reserve and resource estimation.
Mineralization
Seven mineralized zones have been identified on Blocks 1 and 2 of the Inkai operation, including three zones in the Mynkuduk horizon and four zones in the Inkuduk horizon. The bulk of the mineralization in Inkai Block 1 is contained in the Mynkuduk horizon, of Turonian age, that unconformably overlays Permian argillites. This horizon is at a depth of about 500m and consists of fine to medium sands with occasional layers of clay or silt. Above the Mynkuduk horizon, the lower part of the Inkuduk horizon is also locally mineralized. Mineralization in Block 2 is primarily contained in the Middle and Lower Inkuduk horizons between 350m to 420m below surface.
Mineralization comprises sooty pitchblende or nasturan (85%) and coffinite (15%). The pitchblende occurs as micron-sized globules and spherical aggregates while the coffinite occurs as small crystals. Both uranium minerals occur in pores on interstitial materials such as clay minerals, as films around and in cracks within sand grains, and as pseudomorphic replacements of rare organic matter, and are commonly associated with pyrite.
Drilling
Inkai’s Block 1, 2 and 3 uranium deposits evaluation surveys were conducted by drilling vertical holes. Delineation of the deposits and their geological structural features were carried out by drilling on grid at prescribed density at 3.2 to 1.6km line spacing and 200 to 50m (3.2-1.6km x 200-50m) hole spacing. Increasing level of geological knowledge and confidence is obtained by further drilling at grids of 800-400 × 200-50m and 200-100 × 50-25m grid.
Vertical holes are drilled with a triangular drill bit for use in unconsolidated formations down to a certain depth and the rest of the hole is cored. A relatively large number of core holes are drilled, although the host rocks are relatively unconsolidated. At Inkai, approximately 30% of all exploration holes are cored through the entire mineralized interval and 70% core recovery is recommended. Radiometric probing, hole deviation, geophysical and hole diameter surveys are done by site crews and experienced contractors.
No new delineation drilling was carried out on Blocks 1 and 2 by JV Inkai; rather, the historic data were processed. The historical drilling at Inkai is 4898 holes, including 510 drilled on Block 3.

As the mineralized horizons lie practically horizontally and the drill holes are nearly vertical, the mineralized intercepts represent the true thickness of the mineralization.
As of the end of February 2010, 1236 holes have been drilled in Block 3, including 510 prior to 2006 and the 45 in 2006, and 681 in the 2008-2010 period drilled by JV Inkai.
Sampling and Analysis
Sampling of the mineralization is based on drilling on grids that progressively tighten with increasing levels of geological knowledge and confidence. The line spacing with drill hole spacing decrease as follows: 3.2 to 1.6km x 200-50m, 800-400m x 200-50m and 200-100m x 50-25.
Where core recoveries are better than 70%, and radioactivity is greater than 40 micro-roentgen per hour, core samples are taken at irregular intervals of 0.2m to 1.2m. Sample intervals are also differentiated by barren or low permeability material.
The average core sample length is 0.4m. The sampling is conducted sectionally from the half of core divided along its axis and cleared from the clay envelope. The split core is also tested for grainsize analysis and carbonate content following the same procedure. The procedures for each are set out in detail in the Inkai Report at sections 12 and 13.
Core recovery is generally considered to be acceptable given the unconsolidated state of the mineralized material. Resource estimates are based on gamma log results from probing drill holes. Core sample assays are composited for correlation purposes if core recovery was at least 70%.
Detailed sampling procedures guide the sampling interval within the mineralization. Since gamma probing of the drill holes is used for resource estimation, assays from core sampling are only used for correlation purposes.
A Cameco qualified person has witnessed core handling, logging and sampling at the Inkai mine and considers that the methodologies are very satisfactory and the results representative and reliable.
The data relevant to Block 1 of the Inkai deposit as well as some of the data relevant to Block 2 of the same deposit have been used to produce the “Report of the Expedition No 7 on the First Stage of the Detailed Prospecting of the Inkai Uranium Deposit for the Period 1979-1991” issued by Volkovgeology in 1991. This report consists of three volumes in Russian.
The information available to Cameco as of March 2003 was more than sufficient to allow for comprehensive data verification and for validating the historic Kazakh mineral resource and reserve estimate. All the 1,294 drill holes shown on the Volkovgeology cross sections were studied and coded.
All of the drill hole core that could be recovered (and according to the drill logs, this recovery was very good) was sampled and assayed for uranium and radium content. The location of each sample and the assay results were recorded on the drill hole log, referred to as a passport.
The exchange of digital drillhole information between JV Inkai and Cameco is very good. All of the drillhole information at Inkai is available for Cameco review.
The current database has been thoroughly validated a number of times by geologists with JV Inkai, Volkovgeology, the State Reserves Commission and Cameco geologists and is considered relevant and reliable. This is supported by the results of the leach tests on Block 2, by recent production, drilling results and exploration drilling in Block 3.

Security of Samples
With respect to historic Kazakh exploration on Blocks 1, 2 and 3, Cameco has been unable to locate the documentation on sample security at this time. However, based on the rigorous QA/QC used in other areas of sampling and on the strict regulations imposed by the Kazakhstan Government, Cameco believes that the security measures taken to store and ship samples were of the highest quality. In addition, JV Inkai’s current security sampling measures meets this same high quality standard.
Mineral Resource and Mineral Reserve Estimates
The estimated mineral resources and reserves at the Inkai mine are located in Block 1 and Block 2. No mineral resources or reserves have been estimated for Block 3. The resource models follow the Kazakhstan “State Committee of Mineral Reserves (“GKZ”)” guide and use the Grade-Thickness (“GT”) estimation method on 2-dimensional blocks in plan. They were created by Volkovgeology, a subsidiary of KazAtomProm which is responsible for prospecting, exploration and development of uranium deposits in Kazakhstan. In 2003, Cameco performed a validation of the Kazakh reserves estimate for Block 1 and confirmed the estimated pounds of uranium to within 2.5% of the Kazakh estimate. The same Kazakh estimate was validated by an independent consulting firm in 2005. In 2007, Cameco and an independent consulting firm verified the Block 2 Kazakh indicated reserves estimate and obtained results in agreement with the Kazakh estimate. The Block 1 mineral reserve and resource estimates are based on 944 surface drillholes. The Block 2 mineral resource and reserve estimates are based 1052 drillholes.
Historic drilling pattern densities over Blocks 1 and 2 were sufficient to satisfy the Kazakhstani State Reserve Commission requirements in defining reserves in the C2, C1 and B categories within Block 1 and C2 and C1 categories within Block 2.
Cameco’s reconciliation of the Kazakh classification system to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) standard definitions are set out in Section 6.3 (Table 6-4) of the Inkai Report. In brief, Cameco considers that Kazakhstan’s reserves categories B, C1 and C2 correspond respectively to NI 43-101 mineral resource categories of measured, indicated and inferred.
The mineral reserve and resource estimates for Inkai are found below at Nuclear Business — Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1.	Key Assumptions
(a)	Blocks 1 and 2 mineral resources have been estimated and classified on the basis of sampling density, interpretation of geological and grade continuity and estimation confidence.

(b)	Dilution and mining loss are not relevant factors given the uranium extraction method of in situ recovery. The recovery obtained from the in situ leaching process is included in the metallurgical recovery.

(c)	In situ recovery rates are assumed to vary between 13,000 and 16,000 lbs U3O8 per day and a full mill production rate of 5.2 million lbs of U3O8 per year based on 80% recovery.

(d)	An average uranium price of $54 (US) per pound U3O8 was used to estimate the mineral reserves.

(e)	The mineral reserve estimates for the Inkai mine assume annual production of 5.2 million pounds of U3O8. JV Inkai has regulatory approval to produce 2.6 million pounds, and intends to increase production to 5.2 million pounds per year in 2011. Cameco expects JV Inkai will receive all permits and approvals required for this level of production and will seek regulatory approvals for an increase in production to 3.9 million pounds U3O8 per year in 2010 and thereafter for a further increase to 5.2 million pounds U3O8 per year in 2011. The approval process for the initial production increase to 3.9 million pounds U3O8 per year is under way and has the support of KazAtomProm. Once the initial approval is received, the subsequent application for an increase to 5.2 million pounds U3O8 per year will be made. If JV Inkai does not receive approval to increase production, half of the mineral reserves will be re-categorized as mineral resources.

(f)	Other than this possible permit issue, no known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are expected to materially affect the mineral resource and mineral reserve estimates for Inkai.
2.	Key Parameters
(a)	Grades (%U3O8) were obtained from downhole gamma radiometric probing of drillholes, checked against assay results and prompt-fission neutron probing results in order to account for desiquilibrium.

(b)	An average density of 1.70 t/m3 was used, based historical and current sample measurements.

(c)	A minimum grade-thickness of 0.130 m% U3O8.
3.	Key Methods
(a)	Mineral reserves were estimated based on the use of the in situ recovery mining method and yellowcake production at the Inkai mine.

(b)	The geological interpretation of the ore body outlines was done on section and plan views derived from surface drill hole information.

(c)	Mineral resources and mineral reserves were estimated with the GT (grade thickness) method using 2-dimensional block models.

(d)	The estimated blocks are delimited within the same water-bearing horizons, taking into account local confining layers.

(e)	Mineral reserves are defined as the economically mineable part of the indicated and measured resources. Only mineral reserves have demonstrated economic viability. Reported mineral resources do not include those amounts identified as mineral reserves.

(f)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The reliability of any mineral reserve and resource estimation is a function of the quality of available data and of engineering and geological interpretation and judgment. Results from drilling, testing and production, as well as material changes in uranium price, subsequent to the date of the estimate, may justify revision of such estimates.
Mining Operations
Mining at Inkai is based on the ISR process. JV Inkai utilizes a conventional well established ISR technology. As the result of extensive test work and operational experience, a very efficient process of uranium recovery was established. The process consists of the following major steps:

•	Uranium in-situ leaching with sulphuric acid;

•	Uranium recovery from solution with ion exchange resin;

•	Precipitation of uranium with hydrogen peroxide;

•	Product thickening, dewatering, and drying;

•	Packaging of final product U3O8 (yellowcake).
Inkai is designed to produce a dry uranium product that meets the quality specifications of uranium refining and conversion facilities.
ISR uranium mining at Inkai requires large quantities of sulphuric acid due to the relatively high levels of carbonate in the ore bodies. The availability of sulphuric acid required for ISR mining was restricted due to a fire at one sulphuric acid plant in Kazakhstan in the third quarter of 2007 and delays in the start-up of a new plant. As a result, JV Inkai and other ISR operations in Kazakhstan were subject to reduced acid allotments. This shortage continued throughout 2008, though it was resolved by the end of that year. JV Inkai received sufficient supply during 2009 to acidify the well fields as planned. This was due, in part, to the increase in the number of supply sources from two to four. This increase in acid supply contributed to JV Inkai exceeding expected 2009 production.
Currently, supply of sulphuric acid is not a concern to JV Inkai and it is not expected to constrain production in the future. In Kazakhstan, a number of new sulphuric acid plants have commenced production and several more are planned. In addition, sulphuric acid can be sourced from Russia. Currently, JV Inkai has one supplier, who procures acid from three sources: two Kazakh and one Russian. Nevertheless, because of the 2007-2008 shortage of sulphuric acid that delayed Inkai mine production, JV Inkai continues to assess its supply of sulphuric acid and whether additional steps are required to further mitigate the risk of any potential supply shortage.
Based on the current mine plan to produce 5.2 million pounds U3O8 annually, the remaining capital costs, as of January 1, 2010, for JV Inkai are estimated to be $359.2 million (US), which includes $208.6 million (US) for wellfield development. Wellfield development costs are expected to gradually decline over the last five years of production.
Payback for JV Inkai, including all 2009 and prior costs, is estimated to be achieved during 2012 on an undiscounted, after-tax basis.
Based upon the current mineral reserves, the Inkai mine is expected to produce 107.9 million pounds U3O8 recovered by the mill. At the planned maximum annual production of 5.2 million lbs U3O8, there are more than enough mineral reserves to produce this quantity of uranium through the current term of each of JV Inkai’s licences (2024 for Block 1 and 2030 for Block 2). The projected mine life is twenty one years.
There is a uranium sales contract between JV Inkai and a Cameco subsidiary for a portion of 2010 Inkai production. JV Inkai currently has no other forward-sales commitments for its uranium production.
Under Kazakhstan’s transfer pricing law (effective January 1, 2009), product is purchased from JV Inkai based on the current uranium spot price.
Exploration and Development
In April 1999, JV Inkai received from the government of Kazakhstan a mining licence for Block 1 and an exploration licence for Blocks 2 & 3. The associated Resource Use Contract was signed by the government and JV Inkai in July 2000.

Test mining operations commenced in April 2002 at Block 2 and an expansion of the test mine was completed in 2006.
In September 2005, JV Inkai decided to proceed with an ISR commercial processing facility (now known as the main processing plant) at Inkai, located at Block 1, and thereafter construction commenced.
During the fourth quarter of 2008, commissioning of the front half of the main processing plant was completed and the processing of solutions from Block 1 was initiated.
In 2009, JV Inkai commissioned its main processing plant and started commissioning the first satellite plant. In February 2010, regulatory acceptance was received for the commissioning of the main processing plant.
The present Inkai mine facility consists of a main processing plant with an ion exchange (IX) annual capacity of 2.6 million pounds of U3O8, a product recovery drying and packaging facility with an annual capacity of 5.2 million pounds U3O8, and a satellite plant with an IX annual capacity of 2.6 million pounds of U3O8. The satellite plant produces uranium loaded ion exchange resin which is taken to the main processing plant for further processing. The current plan is for engineering design and construction to commence in 2011 for an additional satellite processing plant.
The exploration work conducted on the northern flank (Block 3) of the Inkai deposit resulted in identifying extensive zone of mineralization hosted by several horizons in the lower and middle parts of the Upper Cretaceous stratigraphic level and traced along approximately 25 kilometers from the Block 2 of the Inkai deposit in the southwest through to the Mynkuduk deposit in the northeast. The mineralization thus identified is a potential commercial discovery that requires further assessment of its commercial viability.
Under Kazakh law, JV Inkai has to make a potential commercial discovery to extend the licence for Block 3 beyond July 2010. To support this, JV Inkai is spending $31.3 million (US) on Block 3 in 2010 and filed in February 2010 an application with the MEMR declaring that it had made a potential commercial discovery in Block 3 that requires further assessment of commercial viability.
A Cameco subsidiary has agreed to provide loan funding, up to $370 million (US) to JV Inkai. Further funding may be required. As of December 31, 2009, the amount outstanding on the loan was $337 million (US), including accrued interest. Of the cash available for distribution each year, 80% is used to repay the loan until it is repaid in full.
Cameco has agreed to provide all funds required by JV Inkai in connection with work on Block 3 until completion of a feasibility study.

Rabbit Lake
Rabbit Lake, in northern Saskatchewan, is a uranium mining and milling complex, wholly owned by Cameco, which has been in operation since 1975. Based upon the current mine plan, Eagle Point mineral reserves are forecast to be depleted in 2015. The mineral reserve and resource estimates for Rabbit Lake are found below at The Nuclear Business – Uranium Concentrates Business — Reserves and Resources.
There are three permits required to conduct mining and milling at Rabbit Lake. Cameco holds a “Uranium Mine Operating Licence” from the CNSC and an “Approval to Operate Pollutant Control Facilities” and a “Permit to Operate Waterworks” from SMOE. These permits expire on October 31, 2013.
Rabbit Lake 2009 production was 3.8 million pounds U3O8, just over target and 6% higher than 2008. Reduced mill head grade was addressed through increased tonnage.
In 2009, Cameco extended the mine life at Rabbit Lake by two years to 2015 by adding mineral reserves.
In 2010, the underground drilling reserve replacement program will continue. Cameco plans to test and evaluate areas east and northeast of the mine where Cameco has had good results. Drilling will also continue on other parts of the property.
Substantial work has been carried out to renew the Rabbit Lake mill and associated facilities. A full replacement of the mill-distributed control system was completed in 2008. Selected plant equipment and process vessel replacement is ongoing. Extensive projects to reduce mill effluent concentrations of uranium (completed in 2006) and molybdenum and selenium (completed in 2009) are meeting current regulatory requirements. At the Eagle Point mine, construction commenced on a new exhaust air raise in 2009 that, when completed in 2010, will allow safe access to a new mining zone.
Subject to regulatory approval, after an initial two-year mine ramp up period, Cameco expects that the Rabbit Lake mill will process just over one-half of the uranium solution resulting from the milling at AREVA’s JEB mill of the current Cigar Lake reserves. A screening level environmental assessment (an “EA” under the Canadian Environmental Assessment Act (“CEAA”) relating to this uranium solution processing at Rabbit Lake (including the expansion of the Rabbit Lake in-pit tailings management facility (“RLITMF”)) was approved by regulatory authorities in the summer of 2008. The expansion was completed in 2009. As a result of the further extension of the mine life of the Eagle Point mine at Rabbit Lake, Cameco is working to increase tailings capacity. A new tailings management facility would require an EA.
Cameco plans to complete the majority of the required mill modifications prior to commencement of uranium solution processing at Rabbit Lake. The processing of Cigar Lake uranium solution at Rabbit Lake is governed by a toll milling agreement. (See Cigar Lake – Toll Milling Agreements below).
Crow Butte
Crow Butte is an ISR uranium operation located near Crawford, Nebraska. Cameco holds a 100% interest in Crow Butte through its wholly owned subsidiary, Crow Butte Resources Inc. The mineral reserve and resource estimates for Crow Butte are found below at The Nuclear Business – Uranium Concentrates Business-Reserves and Resources.
Smith Ranch-Highland
Smith Ranch — Highland is an ISR uranium operation located near the towns of Glenrock and Douglas, Wyoming. It is owned 100% by Cameco through its wholly owned subsidiary, Power Resources, Inc. (“PRI”). The mineral reserve and resource estimates for Smith Ranch — Highland are found below at The Nuclear Business – Uranium Concentrates Business-Reserves and Resources. The Smith Ranch mill processes all Smith Ranch — Highland ISR mined uranium.
2009 Cameco Annual Information Form

Development Project
Cameco has one material uranium development project — Cigar Lake — in northern Saskatchewan.
Continued development and start up of production at this development project is subject to the timely receipt of all necessary approvals, permits and licences.
Cigar Lake
Cigar Lake is the world’s second largest known high-grade uranium deposit. Cigar Lake is owned by joint venture partners Cameco (50.025%), AREVA Resources Canada Inc. (“AREVA”) (37.1%), Idemitsu Canada Resources Ltd. (“Idemitsu”) (7.875%) and TEPCO Resources Inc. (“TEPCO”) (5.0%). Cameco has been the operator of Cigar Lake since January 2002. At December 31, 2009, Cameco’s share of Cigar Lake proven and probable mineral reserves was 278,800 tonnes of ore containing 104.7 million pounds U3O8 with an average grade of 17.04% U3O8; its share of measured and indicated mineral resources was 12,000 tonnes of ore containing 0.6 million pounds U3O8 with an average grade of 2.27% U3O8; and its share of inferred mineral resources was 240,300 tonnes of ore containing 66.8 million pounds U3O8 with an average grade of 12.61% U3O8.
In December 2004, the Cigar Lake Joint Venture (“CLJV”) decided to proceed with development of the Cigar Lake mine. Development of the Cigar Lake project began in January 2005. Development has been delayed due to two water inflow incidents that occurred in 2006 and an additional water inflow incident that occurred in August 2008 (see Water Inflow Incidents and Remediation below). The first incident in April 2006 resulted in the flooding of the second shaft, which was under construction. The second incident in October 2006 resulted in the flooding of the underground development areas. In November 2006, Cameco commenced work at Cigar Lake to remediate the underground development areas. In August 2008, this remediation work was interrupted by another inflow that prevented the mine from being dewatered. In October 2009, Cameco successfully sealed the August 2008 inflow and the underground workings were dewatered in February 2010. Safe access to the 480 metre level, the main working level of the mine, has been established. Crews have re-entered this level and work to inspect, assess and secure the underground development has begun. Cameco expects work to secure the underground to be completed before October 2010 depending on the condition of the mine. This work will be followed by restoration of underground mine systems and infrastructure in preparation for resumed construction activities.
Development of the Cigar Lake mine is expected to be complete in 2013, with the commissioning of the mine facilities and initial production targeted for mid-2013.
Cameco’s estimates its share of the remaining capital cost to complete the Cigar Lake project to be $507.1 million, including its share of construction costs and costs to modify the McClean Lake JEB mill and Rabbit Lake mill. Including the $404.6 million spent by Cameco on construction costs and mill modification costs prior to December 31, 2009, Cameco’s share of the aggregate capital costs at Cigar Lake are estimated to be $911.7 million. In addition, Cameco’s share of the projected sustaining capital expenditures for Cigar Lake and Rabbit Lake sites is estimated to be $226 million.
In addition to capital costs, Cameco estimates its share of remaining remediation costs at Cigar Lake to be $29.4 million. Including the $64 million spent and expensed at Cigar Lake from 2006 through 2009, Cameco’s share of the aggregate remediation costs at Cigar Lake are estimated to be $93.3 million.
The costs to complete Cigar Lake and the target dates for securing the underground and for initial production are forward-looking information. They are based on the assumptions and subject to the material risks discussed under the headings Caution Regarding Forward-Looking Information and Statements and Risk Factors, and specifically on the assumptions and risks listed here.
2009 Cameco Annual Information Form

Assumptions:
•	natural phenomena or an equipment failure do not cause a material delay or disrupt Cameco’s plans;

•	there are no additional water inflows;

•	the seals used for previous water inflows do not fail;

•	there are no labour disputes; and

•	Cameco obtains contractors, equipment, operating parts and supplies, and regulatory permits and approvals when it needs them.
Material risks:
•	an unexpected geological, hydrological or underground condition, such as an additional water inflow, further delays Cameco’s progress;

•	Cameco cannot obtain or maintain the necessary regulatory permits or approvals; and

•	natural phenomena, labour disputes, equipment failure, delay in obtaining the required contractors, equipment, operating parts or supplies, or other reasons cause a material delay or disruption in Cameco’s plans.
Cameco has adopted an “assurance of success” program for Cigar Lake. This program involves risk-based quality assurance planning for the project. Prior to implementation, the principal processes involved in the project are thoroughly risk-assessed, with the goal of ensuring that all risks are well understood, measures are taken to mitigate those risks, and alternatives are developed to address those risks that cannot be fully mitigated. As the project is carried out, there is a systematic monitoring and evaluation of any changes or conditions that were not anticipated in the original plan. Any such changes or conditions are also risk-assessed and the plan is revised on an ongoing basis to mitigate, or develop alternatives to address, any new risks to the success of the project that are identified.
Cameco, building on its assurance of success approach to operational excellence, has already implemented enhanced water management strategies and tactics to mitigate the risk of water inflows. Cameco also has made significant changes to the Cigar Lake mine design and plans to enhance operational effectiveness. This is underpinned by significant evolutions in the systems, procedures and practices carried out in the project and demonstrated successfully in the results achieved to date, including the successful dewatering and re-entry to the mine and Shaft No. 2.
Cameco is cognizant of the risks associated with advancing the Cigar Lake project, but based on its remediation and mining plan, its operational experience, its demonstrated competence and its economic analysis, Cameco is confident in this project and its successful completion.
A technical report on the Cigar Lake project entitled “Cigar Lake Project, Northern Saskatchewan, Canada” dated March 31, 2010 with an effective date of December 31, 2009 (the “Cigar Lake Technical Report”) was prepared for Cameco in compliance with NI 43-101 by or under the supervision of C. Scott Bishop, P. Eng, Grant J.H. Goddard, P. Eng., Alain G. Mainville, P. Geo, Lorne D. Schwartz, P. Eng, each of whom is a “qualified person”, but not independent of Cameco within the meaning of NI 43-101. The following description of the Cigar Lake Project is based on and, in some cases directly extracted from, the Cigar Lake Technical Report. A copy of the Cigar Lake Technical Report is available electronically on SEDAR at sedar.com or from EDGAR at sec.gov. Conclusions, projections and estimates set out in this Annual Information Form regarding Cigar Lake are subject to the qualifications, assumptions and exclusions that are detailed in the Cigar Lake Technical Report. To fully understand the summary information set out below and elsewhere in this Annual Information Form, the Cigar Lake Technical Report filed on SEDAR or EDGAR should be read in its entirety.
For a description of royalties payable to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province, such as Cigar Lake, and taxes, environmental matters and uranium sales, see Canadian Royalties and Certain Taxes, Environmental Matters and Uranium Concentrates Business, respectively.
2009 Cameco Annual Information Form

     Property Description and Location
The Cigar Lake mine site is located near Waterbury Lake, approximately 660 kilometres north of Saskatoon. The Cigar Lake mine site was initially developed for test mining.
The mineral property consists of one mineral lease (ML-5521) and 25 mineral claims (Nos. S-106540 to 106564 inclusive), totalling 93,048 hectares. The mineral lease and mineral claims are contiguous. The Cigar Lake deposit is located in the area subject to mineral lease ML-5521, totalling 308 hectares. The right to mine this uranium deposit was acquired under this mineral lease. The current mineral lease ML-5521 expires on December 1, 2011 with the right to renew for successive ten-year terms absent a default by Cameco.
Surrounding the Cigar Lake deposit are 25 mineral claims, totalling 92,740 hectares. A mineral claim grants the holder the right to explore for minerals within the claim lands and the right to apply for a mineral lease.
There is an annual requirement of $2.3 million either in work or cash to retain title to mineral lease ML-5521 and the 25 mineral claims. Based on previous work submitted and approved by the Province of Saskatchewan, title is secure until 2022.
The surface facilities and mine shafts for the Cigar Lake project are located on lands owned by the province of Saskatchewan. Cameco acquired the right to use and occupy the lands under a surface lease agreement with the province of Saskatchewan. The most recent surface lease was signed in May 2004. The term of this surface lease expires in May 2037. Obligations attached to the surface lease agreement primarily relate to annual reporting regarding the status of the environment, land development and progress made on northern Saskatchewan employment and business development. The Cigar Lake surface lease covers a total of 984 hectares of Crown land.
The Cigar Lake airstrip is under a separate surface lease covering a total of 17.2 hectares. The airstrip lease was renewed with the province of Saskatchewan in 2007 and will expire in May 2028. Cameco also holds a Miscellaneous Use Permit (“MUP”) issued by the Province of Saskatchewan which authorizes the use of a 41 km portion of the access road serving the surface facilities. The MUP is re-issued on an annual basis, and was most recently re-issued on November 2, 2009.
All current mineral reserves and mineral resources are contained within mineral lease ML-5521. Underground workings are confined to a small portion of the area of the mineral lease where initial test mining was concentrated. A total of 53 tonnes of high-grade mineralization in bulk bags from the test mining is stored on the surface storage pad.
Waste rock generated at the Cigar Lake mine site is currently stored in one of four waste rock piles on site, depending on the nature of the waste rock. The first two of these are the clean waste stockpiles, which will remain at the minesite. The third is mineralized waste, contained on a lined pad (>0.03% U3O8), which is planned to be disposed of underground at the Cigar Lake mine. No mineralized waste has been identified in the development to date. The fourth is potentially acid generating waste rock which will be temporarily stored at site on a lined pad and will be eventually transported to the Sue C pit at the McClean Lake facility for permanent disposal. The costs of the eventual disposal of the Cigar Lake potentially acid generating waste rock in Sue C pit is addressed in the Potentially Reactive Waste Rock Disposal Agreement between the McClean Lake Joint Venture (“MLJV”) and CLJV dated January 1, 2002.
No tailings will be stored at the Cigar Lake site since all ore mined will be transported to the McClean Lake JEB mill and Rabbit Lake mill for processing. As a result, Cigar Lake project tailings will be generated at both the McClean Lake JEB mill and the Rabbit Lake mill. The toll milling agreements as (described below) cover the generation of tailings at the McClean Lake JEB mill and Rabbit Lake mill and manage the financial liabilities associated with these tailings.
Although there was sufficient capacity for the Cigar Lake tailings in the Rabbit Lake in-pit tailings management facility (“RLITMF”) when the Rabbit Lake Toll Milling Agreement described below was originally signed, ongoing production, from the Eagle Point mine at Rabbit Lake, has consumed some of the capacity in the RLITMF. Consequently, it was determined that the RLITMF would have to be expanded. In August 2008, the Rabbit Lake Solution Processing Environmental Impact Statement was accepted. With this approval, expansion of the RLITMF commenced and it was completed and commissioned for use in 2009.
2009 Cameco Annual Information Form

On February 24, 2010, Cameco announced an increase in Rabbit Lake’s mineral reserves, further extending Eagle Point’s mine life. As a result, Cameco is working to increase Rabbit Lake’s operational tailings capacity. Regulatory approval is required to proceed with the capacity increase. Capital cost estimates included herein for the Cigar Lake project do not include the cost of further expanding Rabbit Lake’s tailings capacity. Cameco, and not other members of the CLJV, will be responsible for paying the costs of this additional capacity increase.
     Site Accessibility, Climate, Local Resources, Infrastructure and Physiography
Access to the property is by an all weather road and by air. Supplies are transported by truck and can be shipped through Cameco’s transit warehouse in Saskatoon. Saskatoon is a major population centre located 660 kilometres south of the Cigar Lake deposit with highway and air links to the rest of North America. An unpaved airstrip is located east of the minesite, allowing flights to the Cigar Lake property. The water for the industrial activities and the camp comes from nearby Waterbury Lake. A lake, called Cigar Lake, overlies part of the inferred mineral resources. The site is connected to the provincial electricity grid with a 138kV overhead power line. There are standby generators in case of grid power interruption.
Personnel are recruited on a preferential basis: initially from the communities of northern Saskatchewan, followed by the Province of Saskatchewan, and then outside to other provinces. The development and construction work is tendered to a number of contractors.
The climate is typical of the continental sub-arctic region of northern Saskatchewan. Summers are short and cool even though daily temperatures can reach above 30°Celsius (°C) on occasion. Mean daily maximum temperatures of the warmest months are around 20°C and only three months on average have mean daily temperatures of 10°C or more. The winters are cold and dry with mean daily temperatures for the coldest month below -20°C. Winter daily temperatures can reach below -40°C on occasion. Freezing of surrounding lakes, in most years, begins in November and break-up occurs around the middle of May. The average frost-free period is approximately 90 days.
Average annual total precipitation for the region is approximately 450 millimetres, of which 70% falls as rain. Site activities are carried out throughout the year despite cold winter conditions. The fresh air necessary to ventilate the underground workings is heated during winter months using propane-fired burners.
Cameco is in discussions with the Province of Saskatchewan to increase the area of the surface lease. The increase is required to implement the proposed discharge of treated effluent to Seru Bay at nearby Waterbury Lake (see Regulatory Approvals below). Except for this required increase, the surface leases grant sufficient rights, subject to regulatory approvals, for mining operations for the current mineral reserves and the lands subject to the surface leases are sufficient for personnel accommodation, access to water, airport, site roads and other necessary buildings and infrastructure. Tailings management facilities will not be required at Cigar Lake, as ore will not be milled at Cigar Lake.
The topography and the environment are typical of the taiga forested lands common to the Athabasca basin area of northern Saskatchewan. The area is covered with 30 to 50 metres of overburden. Vegetation is dominated by black spruce and jack pine. Occasional small stands of white birches may occur in more productive and well-drained areas. The surface facilities are approximately 490 metres above sea level.
     History
The first uranium mineralization discovery at Cigar Lake was in May 1981. Since that time, the deposit has been defined by approximately 278 holes and almost 115,000 metres of core drilling from surface. Cigar Lake Mining Corporation (“CLMC”) was the operator of the project from 1985 to 2001. Effective January 1, 2002, Cameco replaced CLMC as operator.
Public hearings on the Cigar Lake project’s environmental impact were concluded in 1997 and, based on the recommendation of the joint federal-provincial panel, the governments of Canada and Saskatchewan authorized the project to proceed to the regulatory licensing stage.
2009 Cameco Annual Information Form

In June 2001, the CLJV approved a feasibility study and detailed engineering design was initiated. In 2004, the environmental assessment for construction and operation of Cigar Lake was completed and the CNSC issued a construction licence.
In December 2004, the CLJV approved a construction budget for Cigar Lake as well as changes, subject to regulatory approval, to the milling facilities at McClean Lake and Rabbit Lake.
     Geological Setting
The Cigar Lake deposit is located approximately 40 kilometres inside the margin of the eastern part of the Athabasca basin. It occurs at the unconformity contact between rock of the Athabasca Group and underlying lower Proterozoic Wollaston Group metasedimentary rocks, an analogous setting to the Key Lake, the McClean Lake and Collins Bay deposits. Cigar Lake shares many similarities with these deposits, including general structural setting, mineralogy, geochemistry, host rock association and the age of the mineralization. However, the Cigar Lake deposit is distinguished from other similar deposits by its size, its very high grade, and the high degree of associated hydrothermal clay alteration. The geological setting at Cigar Lake is similar to that at the McArthur River mine in that the sandstone overlying the basement rocks of the deposit contains significant water at high hydrostatic pressure. However, unlike McArthur River, the deposit is flat lying. The Cigar Lake deposit is approximately 1,950 metres long, 20 to 100 metres wide, and ranges up to 12 metres thick, with an average thickness of 4.9 metres. It occurs at depths ranging between 410 to 450 metres below the surface.
     Exploration
Mineral lease ML-5521, which covers the Cigar Lake deposit, is surrounded by 25 mineral claims. AREVA is responsible for all exploration activity on these 25 surrounding claims under the CLJV agreements.
Subsequent to the discovery of the Cigar Lake deposit, the majority of exploration activities over the next few years were concentrated on mineral lease ML-5521, which hosts the Cigar Lake deposit, with only moderate activity on the 25 surrounding mineral claims. All exploration activities ceased after the 1986 field season for a period of 12 years, until exploration work on the 25 surrounding mineral claims recommenced in 1999.
The 1999 work program on these claims started with a period of data compilation and review of all the work conducted to date, following which additional exploration was started focussing upon developing further understanding of the Cigar trend and developing knowledge of the large, unexplored parts of the project. Since the inception of exploration activities to the end of the 2009 drilling program, a total of 115 exploration diamond drillholes (totalling 55,024 metres) and an additional 38 shallow drillholes (totalling 2,140 metres) have been completed on these claims.
Exploration drilling in 2006 confirmed the existence of unconformity style mineralization outside the mineral lease, approximately 650 metres east of Phase 1 mineralization. Additional exploration has been conducted in this area since 2006 and has delineated a mineralized zone approximately 210 metres in strike length and 30 metres in across-strike length.
The data from the exploration program on the 25 mineral claims is not part of the database used for the estimate of the mineral resources and mineral reserves at Cigar Lake.
     Mineralization
Three distinct styles of mineralization occur within the Cigar Lake deposit: high-grade mineralization at the unconformity (“unconformity” mineralization) which includes the ore; fracture controlled, vein-like mineralization higher up in the sandstone (“perched” mineralization); and fracture controlled, vein-like mineralization in the basement rock mass.
The body of high-grade mineralization located at the unconformity contains the bulk of the total uranium metal in the deposit and represents the economically viable style of mineralization, considering the available mining methods and ground conditions. It is characterized by the occurrence of massive clays and high-grade uranium concentrations.
2009 Cameco Annual Information Form

The high-grade, unconformity mineralization consists primarily of three dominant rock and mineral facies occurring in varying proportions. These are quartz, clay (primarily chlorite with lesser illite) and metallic minerals (oxides, arsenides, sulphides). In the two higher-grade eastern lenses, the ore consists of approximately 50% clay matrix, 20% quartz and 30% metallic minerals, visually estimated by volume. In this area, the unconformity mineralization is overlain by a very weakly mineralized contiguous clay cap one to five metres thick. In the lower-grade western lens, the proportion changes to approximately 20% clay, 60% quartz and 20% metallic minerals.
     Drilling
The Cigar Lake uranium deposit was discovered in 1981 on mineral lease ML-5521 by drill hole number WQS2-015 of a regional program of diamond drill testing of geophysical anomalies (electromagnetic conductors) located by airborne and ground geophysical surveys. The deposit was subsequently delineated by a major surface drilling program during the period 1982 to 1986, followed by several small campaigns of drilling for geotechnical and infill holes to 2002 when the last surface hole prior to 2007 was drilled. An additional 51 holes were drilled from 2007 through 2009 for various geotechnical and geophysical programs. In total, 114,940 metres of diamond drilling has been completed in 278 surface holes to delineate the deposit. Of the 278 surface drillholes and wedged intersections drilled, 117 have been drilled within the geologically interpreted deposit limits and intersected minimum composite intervals with grade times thickness (GT) value greater than 3.0 metres % U3O8, equivalent to 2.5 metres at 1.2% U3O8.
In addition to the surface holes, diamond drilling has been done from underground access locations primarily to ascertain rock mass characteristics in advance of development and mining, both in ore and waste rock. In the period from 1989 to 2006, 132 underground diamond drillholes totalling 11,108 metres were drilled. No underground drilling was conducted during the period 2007 to 2009, due to the flooding of the underground workings. Only ten of these underground holes have intersected the ore body.
A total of 347 freeze and temperature monitoring holes have been drilled from the underground workings to the end of 2006 during the construction phase, of which approximately 150 were gamma surveyed before the underground workings were flooded in 2006. The freeze holes are drilled by percussion methods so no core is available for assays and uranium content is estimated by probing the holes with radiometrics. Cameco plans to reconfirm the current conversion factors for estimating uranium grade from the freeze hole radiometrics by drilling several core holes and using them for calibration purposes.
Cameco is satisfied with the quality of data obtained from the exploration drilling program on mineral lease ML-5521 and considers it valid for use in the estimate of mineral resources and mineral reserves at Cigar Lake.
Cameco plans to complete additional surface drilling in 2010 over the Phase 1 mineral resource at Cigar Lake.
     Sampling and Analysis
Drilling in the eastern part of the deposit, an area 700 metres long by 150 metres wide, labelled Phase 1, has been done at a nominal drill hole fence spacing of 50 metres east-west by 20 metres north-south. On three of these fences, wedging from primary holes generated intersections at 10 metres spacing along the fences. Two fill-in fences were drilled at a spacing of 25 metres, with holes at nominally 20 metres along the fences. As well, along the central east-west axis of the eastern zone, five holes were drilled at 25 metres spacing.
The western part of the deposit, an area of 1,200 metres long by 100 metres wide, labelled Phase 2, has been drilled at a nominal drill hole fence spacing of 200 metres east-west by 20 metres north-south.
All holes were core drilled. All holes were gamma probed. In-hole gamma surveys and hand held scintillometer surveys were used to guide sampling of core for assay purposes.
In the early stages of exploration drilling, sampling of mineralized intervals was done on a geological basis, whereby sample limits were determined based on geological differences in the character of the mineralization. Samples were of various lengths, up to 50 centimetres. Beginning in 1983, sampling intervals for core from the ore body have been fixed
2009 Cameco Annual Information Form

at the property standard 50 centimetres. Subsequently, all sample results have been mathematically normalized to the standard interval of 50 centimetres for mineral resource estimation purposes.
On the upper and lower contacts of the mineralized zone, two additional 50 centimetre samples were taken to ensure that the zone was fully sampled at the 1,000 parts per million (0.1%) U3O8 cut-off.
In total, more than 4,400 samples have been assayed from all the surface and underground holes drilled to define and delineate the deposit.
Except for some of the earliest sampling, in 1981 and 1982, the entire core from each sample interval was taken for assay. This practice of sampling the entire core reduces the sample bias inherent when splitting core.
For holes drilled into the deposit, sampling of drill core and gamma probing of underground drillholes was undertaken to the same standards as done for surface holes. However, most of the holes drilled into the deposit were rotary holes for ground freezing, from which no core was recovered. In these holes, reliance will be placed on radiometric assays for grade determinations to be used in future mineral resource and mineral reserve estimations.
Reliance for grade determinations in mineralized rock has been placed primarily on chemical assays of drill core. Core recovery through the ore zone has generally been very good. Where necessary, uranium grade determination has been supplemented by radiometric probing from gamma logs (gamma surveys within the drillholes).
For mineral resource and mineral reserve estimation purposes, where core recovery was less than 100%, the assayed value was assumed to be representative of the whole interval. Only 48 samples were identified with recoveries less than 75% out of a total of 2,612 assayed samples for Phase 1 mineralization.
From about 1983 onward, all drilling and sample procedures have been standardized and documented. This has imparted a high degree of confidence in the accuracy and reliability of results of all phases of the work.
Sample composites were calculated by taking the weighted average for the mineralized intercept in each drill hole using a 1.0% U3O8 cut-off grade. Vertical surface drillholes generally represent the true thickness of the zone as the mineralization is flat lying. The greatest true width among the drill hole composites is 11.5 metres, and the lowest, 0.5 metres with an average true width of about five metres.
The highest and lowest assay values among the sample are respectively 82.9% U3O8 and 0.0% U3O8. The highest and lowest density values among the samples are respectively 8.44 grams per cubic centimetre and 1.27 grams per cubic centimetre.
The original database, from which the mineral resource and mineral reserves were estimated, was compiled by previous operators. The majority of uranium assays in the database were obtained from Loring Laboratories Ltd. The original signed assay certificates are available and have been reviewed.
The quality assurance – quality control procedures that were used were typical for the time period of the analyses. More recent assaying at the Saskatchewan Reaseach Council includes the preparation and analysis of standards, duplicates and blanks. Cameco has reviewed the data and is of the opinion that the data is of adequate quality to be used for mineral resource and mineral reserve estimation purposes. Furthermore, the continuity and high grade nature of the ore zone has been confirmed from radiometrics of closely spaced underground freeze hole drilling.
     Security of Samples
Cameco is not aware of the security measures in place at the time of the deposit delineation. However, the current core logging area is the same facility as was used during the delineation drilling. It is well removed from the mine site and a locked gate bars road access to anyone not authorized.
Cameco has no reason to doubt that sample security was maintained throughout the process.
2009 Cameco Annual Information Form

     Cigar Lake Resource and Reserve Estimates
The mineral reserve and resource estimates for Cigar Lake are found below at The Nuclear Business -Uranium Concentrates Business-Reserves and Resources. The key assumptions, parameters and methods used in making these estimates are:
1. Key Assumptions
(a)	Phase 1 mineral resources have been estimated within minimum mineralization thickness of 1.0 metres and by applying a cut-off grade of 1% U3O8 to the resource block model. This classification is based on sampling density interpretation of geological continuity and estimation confidence. The Phase 2 mineral resources have been estimated with a minimum mineralization thickness of 2.5 metres and by applying a cut-off grade of 5.9% U3O8 to the resource block model.

(b)	Phase 1 mineral resources have been estimated with no allowance for mining dilution or mining recovery to the resource block model. Phase 2 mineral resources incorporate an allowance of 0.5 metres of dilution material above and below the deposit at 0% U3O8.

(c)	Mineral reserves have been estimated at a cut-off grade of 2.0% U3O8 and a minimum mineral thickness of 1.5 metres applied to the Phase 1 mineral resource block model, after estimating the diluted grade of the jet boring system cavity.

(d)	Mineral reserves have been estimated with an allowance of 0.5 metres of dilution material above and below the deposit, plus 20% external dilution at 0% U3O8. Dilution from sump slimes and drilling cuttings is also included as part of the 20% external dilution. Mineral reserves have been estimated based on 90% mining recovery.

(e)	Mining rates are assumed to vary between 100 and 140 tonnes per day during peak production and a full mill production rate of approximately 18 million pounds of U3O8 per year based on 98.5% mill recovery.

(f)	An average uranium price of $54 (US) per pound U3O8 was used to estimate the mineral reserves.

(g)	No known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are expected to materially affect the mineral resource and mineral reserve estimates.
2. Key Parameters
(a)	Grades (percentage U3O8) were obtained from chemical assaying of drill core and checked against radiometric results. In areas of lost core or missing samples, reliance was placed on radiometric grade determined from the gamma probing.

(b)	Where density was not directly measured for each sample, a correlation between uranium grade and density was applied.

(c)	Mineral reserves at Cigar Lake are based on estimated quantities of uranium recoverable by a tested mining method.

(d)	The key economic parameters underlying the mineral reserves include a conversion from US$ dollars to Cdn$ dollars using a fixed exchange rate of US $1.00 = Cdn $1.05 (reflecting the exchange rate at December 31, 2009).
2009 Cameco Annual Information Form

3. Key Methods
(a)	Mineral resources and mineral reserves were estimated based on the use of the jet boring mining method combined with bulk freezing of the ore body. Jet boring produces an ore slurry with initial processing consisting of crushing and grinding underground, leaching at the McClean Lake JEB mill and yellowcake production split between the McClean Lake JEB mill and Rabbit Lake mill.

(b)	The geological interpretation of the ore body outline was done on section and plan views derived from core drill hole information. Phase 1 mineral resources and mineral reserves were estimated using a 3-dimensional block model. Phase 2 mineral resources were estimated using a 2-dimension block model. For Phase 1, a block size of 4 metres x 4 metres x 1 metre was used. For Phase 2, an increased block size of 40 metres x 10 metres was used.

(c)	The geological model does not incorporate the results of the underground freeze holes since the conversion of radioactivity measurements to uranium grade has not yet been confirmed by chemical assays.

(d)	Ordinary kriging served to estimate the grade and density of the blocks.

(e)	Mineral reserves are defined as the economically mineable part of the indicated and measured resources. Only mineral reserves have demonstrated economic viability. Reported mineral resources do not include those amounts identified as mineral reserves.

(f)	Inferred mineral resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred mineral resources will ever be upgraded to a higher category.
There are numerous uncertainties inherent in estimating mineral reserves and resources. The reliability of any mineral reserve and resource estimation is the function of the quality of available data and of engineering and geological interpretation and judgment. Results from drillings, testing and production, as well as a material change in the uranium price or a change in the planned mining method, subsequent to the date of the estimate, may justify revision of such estimates.
     Decommissioning and Reclamation
The Cigar Lake project Preliminary Decommissioning Plan (“PDP”) was initially completed in May 2002 and was most recently revised as part of the licensing that occurred in 2008. This decommissioning plan considers the environmental liabilities up to the end of the construction of the facility. This PDP was approved by both federal and provincial regulatory agencies and is supported by a financial assurance based on a preliminary decommissioning cost estimate (“PDCE”) of $27.7 million. The financial assurance is posted with the SMOE.
Once operations begin, Cameco will need to review the PDP, and account for changes to the reclamation and remediation liabilities associated with the management of ore and any associated wastes. As such, the PDCE will also be reviewed and if required revised to reflect any changes in the PDP. The Cigar Lake PDP discusses the approach to addressing liabilities associated with mining. The future liabilities will be addressed in subsequent revisions to the Cigar Lake PDP.
The reclamation and remediation activities associated with the Cigar Lake project waste rock and/or tailings at the McClean Lake and Rabbit Lake facilities are covered by the PDP and PDCE prepared for these facilities.
     Mining Operations
The mining of the Cigar Lake deposit faces a number of challenges including control of groundwater, weak rock formations, a relatively thin flat-lying deposit and radiation protection. Based on these challenges, it was identified that a non-entry mining method would be required to mine the deposit.
2009 Cameco Annual Information Form

The jet boring mining method was selected for the mining of the Cigar Lake deposit after many years of exploration and test mining activities. The method consists of cutting approximately 4.5 metre diameter cavities with a high pressure water jet in previously frozen ore. It was developed and adapted specifically for this deposit and one of its primary features is its non-entry approach, whereby personnel are not exposed to the ore body as all mining will be conducted from headings located in the basement rock below it. Through the application of the non-entry mining method, the containment of the ore cuttings within cuttings collection systems, and the application of ground freezing, the amount of radiation exposure to workers has been minimized to acceptable levels that are below regulatory limits. Experience with non-entry mining of high grade uranium ore at Cameco’s McArthur River mine has demonstrated the effectiveness of this mining approach to manage radiation exposures.
Cigar Lake ore will be processed at three locations. Size reduction will be conducted at Cigar Lake, leaching will occur at McClean Lake and final yellowcake production will be split between McClean Lake and Rabbit Lake for a total estimated annual production rate of approximately 18 million pounds U3O8 when the mine is in full operation. The MLJV owns the McClean Lake operation, including the McClean Lake JEB mill, and AREVA is the operator of the MLJV. Cameco owns and operates the Rabbit Lake mill.
The first stage of processing will take place underground at Cigar Lake. The ore slurry produced by the jet boring mining system will be pumped to the underground crushing and grinding facility. The resulting finely ground, high density ore slurry will be pumped to surface storage tanks, thickened and loaded into truck mounted containers, similar to those currently being used at the McArthur River mine.
The containers of ore slurry will be trucked to AREVA’s McClean Lake operations, 70 kilometres to the northeast for processing. Initially, all the Cigar Lake ore will be processed at the McClean Lake JEB mill. As Cigar Lake production ramps up to full capacity, the final uranium solution processing will be split between the McClean Lake JEB mill and Rabbit Lake mill as described below under Toll Milling Agreements. Rabbit Lake mill modifications to process Cigar Lake ore have not yet started. The McClean Lake JEB mill modifications required to process Cigar Lake ore are largely complete.
Water discharged from the mine is treated and released to Aline Creek. Cameco has applied for approval to change the discharge location to Seru Bay (see Regulatory Approvals below).
The CLJV has entered into toll milling agreements for the processing of the Cigar Lake uranium at the McClean Lake JEB and Rabbit Lake mills.
     Toll Milling Agreements
Initially all Cigar Lake ore will be processed at the McClean Lake JEB mill located at AREVA’s McClean Lake operations. Thereafter, as Cigar Lake production ramps up to planned full capacity, a portion of the uranium processing will be completed at Cameco’s Rabbit Lake mill. These milling arrangements are subject to two toll milling agreements described below.
     JEB Toll Milling Agreement
The JEB Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which the MLJV will process Phase 1 ore delivered to the McClean Lake JEB mill into JEB uranium solution, further process the JEB uranium solution into uranium concentrates and process any potential Phase 2 ore into uranium concentrates at the McClean Lake JEB mill. Phase 1 ore is the current Cigar Lake mineral reserves and Phase 2 is part of the current Cigar Lake mineral resources. Mineral resources in Phase 2 are in the inferred category and have been evaluated from a preliminary perspective only. Further drilling and mining studies are needed before these resources can be fully evaluated.
All uranium solution resulting from the mill processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill based upon two categories: Phase 1(a) ore and Phase 1(b) ore. Phase 1 (a) ore represents the first 160 million pounds U3O8 recovered collectively by the
2009 Cameco Annual Information Form

McClean Lake JEB and Rabbit Lake mills. Phase 1(b) ore represents the balance of the Phase 1 ore which is equal to approximately 47 million pounds of Cigar Lake mineral reserves.
100% of the uranium solution resulting from the processing of Phase 1 ore is allocated to the McClean Lake JEB mill to process into uranium concentrates. This allocation ends on the latter of the expiration of the initial ramp period of 730 days (the period starts after the testing and commissioning) and the date the JEB mill achieves 2.5 million pounds of uranium concentrates from processing Phase 1 ore during any consecutive three-month period.
Thereafter, the McClean Lake JEB mill will process at least 42.7% of the Phase 1(a) uranium solution into uranium concentrates (50% of the Phase 1(b) uranium solution). McClean Lake will send up to 57.3% of the Phase 1(a) uranium solution to the Rabbit Lake mill for further processing into uranium concentrates (50% of the Phase 1(b) uranium solution).
For the toll milling and related services, the CLJV pays the MLJV toll milling charges comprising the CLJV’s share of McClean Lake JEB mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase 1(a), Phase 1(b) and, if applicable, Phase 2).
The agreement requires the MLJV to modify the McClean Lake JEB mill to process Phase 1 ore. The McClean Lake JEB mill modifications to process Cigar Lake ore slurry are largely complete. The remaining modifications are expected to be complete in 2013, other than the construction of the uranium solution loading facility which is expected to be complete in 2015.
In certain circumstances, standby costs are payable relating to the McClean Lake JEB mill. Cameco estimates under this agreement, it will pay $43 million to AREVA in standby costs, which will be expensed as incurred. This amount is not included in the capital cost to complete the project.
The MLJV is responsible for all costs of decommissioning the McClean Lake JEB mill.
     Rabbit Lake Toll Milling Agreement
As described above under JEB Toll Milling Agreement, all uranium solution resulting from the processing at the McClean Lake JEB mill of Phase 1 ore is allocated for further processing between the McClean Lake JEB mill and the Rabbit Lake mill. The Rabbit Lake Toll Milling Agreement, made effective January 1, 2002, sets out the terms and conditions by which Cameco will process its allocation of uranium solution from Phase 1 ore into uranium concentrates at the Rabbit Lake mill.
For the toll milling and related services, the CLJV pays Cameco toll milling charges comprising the CLJV’s share of Rabbit Lake mill expenses and a toll milling fee based upon the type of Cigar Lake ore being processed (Phase (1)(a) and Phase 1(b)).
The agreement requires Cameco to modify the Rabbit Lake mill to process its allocation of uranium solution from milled Phase 1 ore and Cameco plans to do so prior to the commencement of processing at Rabbit Lake. Detailed design of the Rabbit Lake mill modifications is planned to start in 2011. A uranium solution receiving station and associated handling equipment are targeted for completion in 2015. The required transportation infrastructure is targeted for completion in 2014. The majority of the modification costs are expected to be paid by Cameco either in its capacity as mill owner or 50.025% CLJV owner.
In certain circumstances, standby costs are payable relating to the Rabbit Lake mill. Currently, under the agreement, none are expected to be payable.
Cameco is responsible for all costs of decommissioning the Rabbit Lake mill.
2009 Cameco Annual Information Form

     Water Inflow Incidents and Remediation
On April 5, 2006, a water inflow occurred at the base of Shaft No. 2, through a failed valve assembly on a grouting standpipe, which led to the flooding of the shaft and cessation of activities in the shaft. As the shaft was not complete and not connected through to the main mine workings, the flooding was limited to Shaft No. 2.
Dewatering of Shaft No. 2 was completed in April 2009 and remediation was completed in May 2009. Resumption of sinking of Shaft No. 2 is planned after remediation of the main mine workings is underway. The ground will be frozen in the area surrounding the shaft to allow sinking to be completed. A hydrostatic liner will be installed in the shaft from the current depth of 392 metres through to the 480 metres level, where it will transition back to a non-hydrostatic liner.
On October 23, 2006, the underground mine at Cigar Lake was flooded following a water inflow, which caused a suspension of underground activities. In response to the incident, Cameco developed and proceeded with its remediation plan to restore the underground workings at Cigar Lake. Cameco’s plan was developed in consultation with CNSC staff and the Saskatchewan ministries of Environment and Labour.
The activities associated with each of the proposed remediation phases were described in the Cigar Lake Technical Report prepared in 2007 and since that time, as work has been executed and plans refined, the remediation phases have been refined and greater understanding of how the phases interact with each other has been gained.
In 2008, the source of the October 2006 water inflow was sealed and the effectiveness of the seal demonstrated. The inflow was sealed by drilling holes from surface down to the source of the water inflow and to a nearby tunnel where reinforcement was needed and pumping concrete and grout through the drillholes to an area of fallen rock.
Dewatering of the mine commenced in July 2008. It was suspended on August 12, 2008 when the rate of the inflow to the mine significantly increased. Shaft No. 1 had been pumped down to 430 metres below surface when the increase was observed. The location of this inflow was later identified as a fissure located in a tunnel on the 420 metre level. The 420 metre level was developed many years ago to assess the practicality of developing a working level above the orebody.
On October 23, 2009, Cameco announced that the inflow on the 420 m level which forced suspension of dewatering on August 12, 2008 was sealed by remotely placing an inflatable seal between the shaft and the source of the inflow and subsequently backfilling and sealing the entire development behind the seal with concrete and grout. The 420 m level is not part of future mine plans and will be abandoned. Cameco plans to install a permanent bulkhead and fill the entire 420 metre level with concrete backfill.
Crews entered Shaft No. 1 in November 2009 and work focused on refurbishing the shaft including installing the ladderway, replacing mechanical and electrical components and extending the in-shaft pumping system.
In February 2010, dewatering the underground development was completed. Safe access to the 480 metre level, the main working level of the mine, has been established. Crews have re-entered this level and work to inspect, assess and secure the underground development has begun. This work will be followed by restoration of underground mine systems and infrastructure in preparation for resumed construction activities.
The remaining aspects of the remediation plan to restore underground workings at Cigar Lake are summarized below.
The mine needs to be secured. This involves inspecting the mine and completing any additional remedial work identified such as determining if additional reinforcement is required in higher risk areas. The objective is to make the mine safe from an inflow and significant ground failure perspective. Cameco expects the mine to be secured before October 2010, depending on the condition of the mine.
Cameco plans to complete an underground rehabilitation program. This involves rehabilitating the remaining lower priority areas of the mine (including 480 and 500 metre levels) and re-establishing the full mine ventilation circuits. Some of the specific tasks will include re-establishing the permanent refuge stations and communications, the installation of the emergency back up pump capacity, completing the installation and rehabilitation of the designed underground pumping capacity, re-establishing the ore body freezing program, commencing the Shaft No. 2 freezing program, and
2009 Cameco Annual Information Form

generally preparing areas to resume construction and development activities. A large portion of this work is related to the replacement of electrical components and equipment damaged due to flooding.
As part of securing the mine and underground rehabilitation program, detailed assessments of the underground conditions will provide further input to the overall Cigar Lake design and strategy, allowing the mine plan to be further optimized.
As the mine is secured, the underground rehabilitation program is significantly progressed and regulatory requirements are met, Cameco plans to resume underground construction activities that had been interrupted by the October 2006 water inflow.
The remediation and completion plan for Shaft No. 2 has been undertaken in a staged approach as described below. Cameco completed the dewatering of Shaft No. 2 in April 2009 and remediation of the shaft in May 2009. Drilling of freeze holes to cover the affected area of Shaft No. 2 will be carried out from the 480 metre level after refurbishing the main areas of the underground mine.
Following ground freezing, resumption of shaft sinking activities will take place and the shaft will be sunk to its final depth of 500 metres. A hydrostatic liner will be installed during sinking and the 480 metre level shaft station will be established. Following sinking, shaft furnishings will be installed in the fresh air compartment. Completion of shaft sinking and shaft furnishing is scheduled for 2012.
The underground mine has installed pumping capacity of 1,550 cubic metres per hour consisting of 1,250 cubic metres per hour through surface boreholes and 300 cubic metres per hour in-shaft. Cameco plans to increase the installed pumping capacity to 2,500 cubic metres per hour. The existing installed capacity is sufficient to handle volumes greater than either of the previous two water inflows. To accommodate remediation activities in the mine while the Seru Bay environmental assessment process is advancing, interim approval was received in 2009 for increased non-routine discharge capacity, up to 1,100 cubic metres per hour. The Seru Bay discharge capacity currently being reviewed is consistent with the mine dewatering capacity. In Cameco’s view, this is sufficient capacity to handle an estimated maximum inflow, and Cameco intends to install additional capacity to assure the long-term success of the project. (See Regulatory Approvals below).
At the end of 2009, a substantial number of surface facilities were completed. Surface construction is approximately 50% complete at Cigar Lake. The remaining important surface construction includes the Waterbury Centre (new administration/services building), Seru Bay pipeline, the installation of the surface ore process facilities, new propane tank farm, 138 kV electrical substation expansion and permanent camp expansion.
Just prior to the mine inflow of October 23, 2006, the capital construction project was approximately 60% complete, based on the previous mine design. Underground development required for the start of production is now estimated to be 50% complete, based on required infrastructure changes identified in the revised mine plan. Remaining underground work to be completed includes mine remediation, Shaft No. 2, installation of designed underground pumping capacity including the installation of emergency back-up pump capacity, brine system freezing infrastructure and ore freezing program, underground ore extraction system, ore processing circuit including changes due to the new mine plan, and mine development.
     Regulatory Approvals
The Cigar Lake project has regulatory obligations to both the federal and provincial governments. Being a nuclear facility, primary regulatory authority resides with the federal government and its agency, the CNSC. The main regulatory agencies that issue permits/approvals and inspect the Cigar Lake project are: the CNSC (federal), Fisheries and Oceans Canada (federal), Environment Canada (federal), Transport Canada (federal), and the SMOE.
One of the initial steps in the regulatory process was to assess the project under the federal and provincial environmental assessment (EA) processes.
2009 Cameco Annual Information Form

In 1995, the Cigar Lake Project, Environmental Impact Statement (the “1995 EIS”) was submitted to the Joint Federal-Provincial review panel on Uranium Mining Developments in Northern Saskatchewan (the “Panel”). In 1997, the Panel recommended that pending identification of a suitable waste rock disposal location, the project should proceed. The Canadian and Saskatchewan governments both accepted the Panel’s recommendation and in 1998 both government bodies approved the project in principle.
In February 2004, an environmental assessment study report for the Cigar Lake mine portion of the project was submitted and subsequently accepted by the CNSC as meeting the requirements of Canadian Environment Assessment Act (“CEAA”) and licensing/permitting process for the Cigar Lake project could proceed.
The CNSC issued a construction licence for the Cigar Lake project in December 2004. Construction began in January 2005. In 2007, the CNSC extended the term of this licence from December 31, 2007 to December 31, 2009 so that actions resulting from the 2006 water inflow event could be addressed and the initial phase of water remediation could proceed. The licence was subsequently amended again in June, 2008 to enable Cameco to proceed with certain activities associated with mine dewatering, shaft remediation, mine entry and securing/assessing the underground workings.
In June 2008, approval to commence mine dewatering of the Cigar Lake main shaft was also received, following extensive efforts from surface to plug the source of the 2006 inflow. However, during dewatering, a new source of water inflow developed in August 2008, leading to the decision to suspend dewatering to ensure the new source of inflow was understood and that appropriate measures to mitigate it could be taken.
In 2009, after sealing the new source of water inflow, again from surface, Cameco re-initiated dewatering of the main shaft. In addition, the CNSC licence was extended from December 31, 2009 to December 31, 2013 allowing for completion of the mine construction project, including completion of remediation, Shaft No. 2 and surface construction. Additional regulatory approvals for these licence activities will be required to complete remediation and resume pre-flood underground construction and development activities. In addition, the CNSC licence contains a condition that the revised mine plan requires regulatory approval.
Concurrent with the completion of mine construction, an operating licence application will be prepared for submission to the CNSC. The operating licence process, consisting of document production and two formal hearings, can proceed while construction is being completed.
The processing of Cigar Lake ore slurry feed at the McClean Lake JEB mill was approved as part of an environmental impact statement for the Cigar Lake project submitted in 1995 and approved in 1997 by the Panel. An amendment to the McClean Lake JEB mill’s licence to operate is still required in order to process the ore from the Cigar Lake mine at the McClean Lake JEB mill. No issues surrounding this licence amendment approval are anticipated.
The processing of Cigar Lake uranium solution at the Rabbit Lake mill was approved by the CNSC on June 19, 2008. In August 2008, the environmental assessment process for the Rabbit Lake aspect of the project was completed and the “Rabbit Lake Solution Processing Environmental Impact Statement” was issued. For a discussion of the status of regulatory approvals regarding the RLITMF, see – Property Description and Location.
The Cigar Lake water treatment/effluent discharge system has been designed to take into account both the results of metallurgical test work programs and Cameco’s experience at other facilities. The design is intended for both typical and emergency water treatment and effluent discharge scenarios. The current system has been approved and licensed by the CNSC and the SMOE.
In December 2008, Cameco submitted to the CNSC a project description application for measures intended to better manage the increased quantities of water inflow that could potentially be experienced during the construction and operation of the Cigar Lake project. The project involves establishing infrastructure to allow for the discharge of treated water directly to Seru Bay of Waterbury Lake. This application has triggered under the CEAA a joint federal and provincial screening level environmental assessment, which process is currently ongoing. A decision on this assessment is anticipated in 2010. Interim approvals and measures are in place to support increased discharge to the Aline Creek system if the need were to arise prior to receiving approval for the Seru Bay discharge point.
2009 Cameco Annual Information Form

     Production Forecast, Mine Life and Payback
The mining plan for Cigar Lake has been designed to extract all of the current mineral reserves. The mine life based on current mineral reserves will be approximately 15 years with an estimated full production rate of approximately 18 million pounds of U3O8 per year recovered from the mill. Cigar Lake will produce less than the full production rate of approximately 18 million pounds of U3O8 in the early and late years of the current Mineral Reserve life. As a result of two mine inflows, the mining plan has been updated.
The following is a general summary of the Cigar Lake production schedule guidelines and parameters:
•	Total mill production of 206.1 million pounds of U3O8 based on an overall milling recovery of 98.5%;
•	Total mine production of 557 thousand tonnes of ore;
•	Average mill feed grade of 17% U3O8;
•	Production is scheduled to start in mid-2013;
•	Mining rate is variable to produce a constant production level of U3O8. The average mine production varies annually from 100 to 140 tonnes per day during peak production depending on the grade of ore being mined;
•	Three year ramp up to full production of approximately 18 million pounds of U3O8 per year (recovered after milling); and
•	Mine operating life of approximately 15 years.
Payback, excluding all 2009 and prior costs as sunk costs, would be achieved during 2017 on an undiscounted pre-tax basis.
Forecasts of production, mine life and payback are forward-looking information. They are based on the assumptions and subject to the material risks discussed under the headings Caution Regarding Forward-Looking Information and Statements, Risk Factors and the introduction under The Nuclear Business – Development Project — Cigar Lake.
The Cigar Lake production schedule relies upon the ground being sufficiently frozen prior to the start of jet boring mining system. As part of the mining plan, the orebody has been divided into production panels, with one jet boring mining system unit operating in any panel. At least four production panels need to be frozen at any point in time to achieve the full production rate of 18 million pounds U3O8 per year. Cameco’s base case production schedule assumes all of the ground freezing is conducted from underground. Cameco is currently assessing an opportunity to drill freeze holes from surface that may allow portions of the orebody to be frozen sooner than could be achieved from underground. If successfully implemented, this could decrease the ramp-up time required to achieve the full production rate of approximately 18 million pounds annually and bring forward up to 10 million pounds of production into the first four years of operation.
Exploration
A significant part of Cameco’s future production could result from its global exploration activities. Since 2002, Cameco has more than tripled its annual investment in exploration. Cameco invested about $54 million in uranium exploration during 2009 and plans to invest $90-95 million in 2010.
In 2009, $23 million of the $54 million was invested in six brownfield and advanced exploration projects. The largest investment ($11.2 million) was at Kintyre, Australia for delineation drilling. Cameco also carried out significant programs at McArthur River, Rabbit Lake, and the Millennium deposit. Approximately $31 million was invested in
2009 Cameco Annual Information Form

regional exploration programs (including support costs). Saskatchewan was the largest single region, followed by Australia, northern Canada and the rest of the global program.
Cameco carries out exploration on a large and expanding land position, which, at December 31, 2009, had reached an area of approximately 4.2 million hectares (10.4 million acres). These exploration lands are principally located in Canada, the US, Australia, Mongolia, Kazakhstan and Peru. Exploration activities include brownfields work in close proximity to operating mines, greenfields exploration in new target areas, and alliances or other agreements with junior exploration companies that own prospective uranium targets.
Cameco plans to invest approximately $90 to $95 million on uranium exploration in 2010 as part of Cameco’s long-term strategy. Approximately $40 million of the planned amount will be used for exploration at Kintyre and for Inkai block 3 in Kazakhstan. Approximately $11 million will be invested in six brownfield exploration projects in the Athabasca Basin and Australia. Cameco expects to allocate the rest of the exploration funds among 48 projects worldwide, the majority of which are at drill target stage. Among the larger investments planned are $5 million on two adjacent projects in Nunavut, a $2 million program on the Dawn Lake project in Saskatchewan, and a $3 million investment on the Wellington Range project in Northern Territory, Australia.
Reserves and Resources
The disclosure in this Annual Information Form of a scientific and technical nature regarding Cameco’s material uranium properties (McArthur River/Key Lake, Cigar Lake and Inkai), including mineral reserve and resource estimates, was prepared by or under the supervision of the following qualified persons:

Qualified Persons	Properties

*Alain G. Mainville, Director, Mineral Resources Management, Cameco
David Bronkhorst, General Manager, McArthur River, Cameco
Greg Murdock, Technical Superintendent, McArthur River, Cameco
Lorne D. Schwartz, Chief Metallurgist, Mining Technical Services, Cameco
Les Yesnik, General Manager, Key Lake, Cameco
McArthur River/Key Lake

*Alain G. Mainville, Director, Mineral Resources Management, Cameco
C. Scott Bishop, Chief Mine Engineer, Cigar Lake, Cameco
Grant J.H. Goddard, General Manager, Cigar Lake, Cameco
Lorne D. Schwartz, Chief Metallurgist, Mining Technical Services, Cameco
Cigar Lake

*Alain G. Mainville, Director, Mineral Resources Management, Cameco Charles J. Foldenauer, Deputy General Director, Operations, Inkai	Inkai

*	As director, mineral resources management at Cameco, Mr. Mainville oversees and coordinates the work performed by Cameco qualified persons on the estimation of mineral reserves and resources and reports to management and Cameco’s reserve oversight committee of the board on matters relating thereto.
NI 43-101 requires mining companies to disclose mineral reserves and mineral resources using the subcategories of proven reserves, probable reserves, measured resources, indicated resources and inferred resources. Cameco reports mineral reserves and resources separately. (See Note Regarding Reserves and Resources).
Cameco reports all its mineral reserves as a quantity of contained ore supporting the mining plans and provides an estimated metallurgical recovery for each of its properties. Metallurgical recovery is a term used in the mining industry to indicate the proportion of valuable material physically recovered by the metallurgical extraction process. The estimated recoverable amount of a commodity is obtained by multiplying the mineral reserves “Content” by the “Estimated Metallurgical Recovery Percentage”.
2009 Cameco Annual Information Form

Uranium Reserves
The following table shows the estimated uranium mineral reserves as at December 31, 2009 on a property basis and Cameco’s share.

		PROVEN			PROBABLE			TOTAL RESERVES
(tonnes in thousands; pounds in millions)
											Cameco’s
											share of	Estimated
	Mining		Grade	Content		Grade	Content		Grade	Content	content	metallurgical
Property	method	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	Tonnes	%U3O8	(lbs U3O8)	(lbs U3O8)	recovery (%)

McArthur River	UG	498.5	15.72	172.7	280.0	26.33	162.5	778.5	19.53	335.2	234.0	98.7
Cigar Lake	UG	130.5	25.62	73.7	426.8	14.41	135.6	557.3	17.04	209.3	104.7	98.5
Rabbit Lake	UG	37.4	0.75	0.6	1,059.0	0.89	20.7	1,096.4	0.88	21.3	21.3	96.7
Key Lake	OP	61.9	0.52	0.7				61.9	0.52	0.7	0.6	98.7
Inkai	ISR	6,043.0	0.08	11.1	83,434.0	0.07	123.6	89,477.0	0.07	134.7	80.9	80.0
Gas Hills-Peach	ISR	—	—	—	6,403.8	0.13	19.0	6,403.8	0.13	19.0	19.0	72.0
North Butte-Brown Ranch	ISR	—	—	—	3,803.2	0.10	8.2	3,803.2	0.10	8.2	8.2	80.0
Smith Ranch-Highland	ISR	771.9	0.12	2.0	1,931.1	0.09	3.9	2,703.0	0.10	5.9	5.9	80.0
Crow Butte	ISR	968.7	0.11	2.3	493.1	0.17	1.8	1,461.8	0.13	4.1	4.1	85.0

Total:		8,511.9	—	263.1	97,831.0	—	475.3	106,342.9	—	738.4	478.7

Notes:

1.	Cameco reports mineral reserves and mineral resources separately.

2.	Estimated metallurgical recovery factors must be applied in order to obtain the expected amounts of recovered pounds U3O8. Cameco’s share of U3O8 content is not adjusted for the estimated metallurgical recovery.

3.	Mineral reserves incorporate allowances for dilution and mining losses.

4.	Mining method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

5.	Mineral reserves are estimated using current geological models and current and/or projected operating costs and mine plans. Cameco’s data verification procedures have been employed in connection with the mineral reserve estimations for each property.

6.	For the purpose of estimating mineral reserves in accordance with NI 43-101, an average uranium price of $54 (US)/lb U3O8 was used to estimate mineral reserves.

7.	The key economic parameters underlying the mineral reserves include an exchange rate of $1.00 US=$1.05 Cdn (reflecting the exchange rate at December 31, 2009).

8.	No known environmental, permitting, legal, title, taxation, socio-economic, political, marketing or other issues are expected to materially affect the above estimates of mineral reserves except for the potential Inkai permitting issue discussed at Inkai — Mineral Resources and Mineral Reserve Estimates.

9.	Totals may not add up due to rounding.

10.	Smith Ranch, Highland and Reynolds Ranch are now reported under Smith Ranch – Highland as they are all part of the same operation.
In addition to the above reserves, Cameco has contractually committed supplies, including supplies under the HEU Commercial Agreement, of approximately 31 million pounds of uranium from January 1, 2010 until the end of 2013.
2009 Cameco Annual Information Form

Uranium Measured and Indicated Resources
Cautionary Note to Investors concerning estimates of Measured and Indicated Resources:
This section uses the terms “measured resources” and “indicated resources”. US investors are advised that while those terms are recognized and required by Canadian securities regulatory authorities, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposit in these categories will ever be converted into proven or probable reserves.
The following table shows the estimated uranium measured and indicated resources as at December 31, 2009 on a property basis and Cameco’s share.

								TOTAL MEASURED AND
		MEASURED			INDICATED			INDICATED
(tonnes in thousands; pounds in millions)
											Cameco’s
	Mining		Grade	Content		Grade	Content		Grade	Content	share
Property	method	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)

McArthur River	UG	162.9	6.39	22.9	39.9	8.37	7.4	202.8	6.78	30.3	21.1
Cigar Lake	UG	8.4	2.07	0.4	15.6	2.35	0.8	24.0	2.27	1.2	0.6
Rabbit Lake	UG	—	—	—	792.5	0.59	10.4	792.5	0.59	10.4	10.4
Dawn Lake	OP, UG	—	—	—	347.0	1.69	12.9	347.0	1.69	12.9	7.4
Millennium	UG	—	—	—	468.9	4.53	46.8	468.9	4.53	46.8	19.6
Tamarack	UG	—	—	—	183.8	4.42	17.9	183.8	4.42	17.9	10.3
Inkai	ISR	—	—	—	13,291.0	0.07	21.9	13,291.0	0.07	21.9	13.1
Gas Hills-Peach	ISR	1,964.2	0.08	3.4	1,418.2	0.07	2.3	3,382.4	0.08	5.7	5.7
North Butte-Brown Ranch	ISR	762.1	0.08	1.4	4,012.0	0.07	6.0	4,774.1	0.07	7.4	7.4
Smith Ranch-Highland	ISR	2,834.9	0.10	6.0	13,170.9	0.06	17.0	16,005.8	0.07	23.0	23.0
Crow Butte	ISR	64.3	0.23	0.3	2,322.2	0.20	10.1	2,386.5	0.20	10.4	10.4
Ruby Ranch	ISR	—	—	—	2,215.3	0.08	4.1	2,215.3	0.08	4.1	4.1
Ruth	ISR	—	—	—	1,080.5	0.09	2.1	1,080.5	0.09	2.1	2.1
Shirley Basin	ISR	89.2	0.16	0.3	1,638.2	0.11	4.1	1,727.4	0.12	4.4	4.4

Total		5,886.0	—	34.7	40,996.0	—	163.8	46,882.0	—	198.5	139.6

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Mining method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.

6.	Smith Ranch, Highland, Reynolds Ranch and Northwest Unit are now reported under Smith Ranch – Highland as they are all part of the same operation.
2009 Cameco Annual Information Form

Uranium Inferred Resources
Cautionary Note to Investors concerning estimates of Inferred Resources:
This section uses the term “inferred resources”. US investors are advised that while this term is recognized and required by Canadian securities regulatory authorities, the SEC does not recognize it. “Inferred resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian securities regulations, estimates of inferred resources may not form the basis of feasibility or pre-feasibility studies. Investors are cautioned not to assume that part or all of an inferred resource exists or is economically or legally mineable.
The following table shows the estimated uranium inferred resources as at December 31, 2009 on a property basis and Cameco’s share.

INFERRED
(tonnes in thousands; pounds in millions)
	Mining		Grade	Content	Cameco’s share
Property	Method	Tonnes	% U3O8	(lbs U3O8)	(lbs U3O8)

McArthur River	UG	604.2	11.97	159.4	111.3
Cigar Lake	UG	480.4	12.61	133.5	66.8
Rabbit Lake	UG	119.8	0.36	0.9	0.9
Millennium	UG	214.3	2.06	9.7	4.1
Tamarack	UG	45.6	1.02	1.0	0.6
Inkai	ISR	254,696.0	0.05	255.1	153.0
Gas Hills-Peach	ISR	861.5	0.07	1.3	1.3
North Butte-Brown Ranch	ISR	640.6	0.06	0.9	0.9
Smith Ranch-Highland	ISR	6,370.1	0.05	6.6	6.6
Crow Butte	ISR	2,843.7	0.11	6.7	6.7
Ruby Ranch	ISR	56.2	0.14	0.2	0.2
Ruth	ISR	210.9	0.08	0.4	0.4
Shirley Basin	ISR	508.0	0.10	1.1	1.1

Total		267,651.3	—	576.8	353.9

Notes:

1.	Cameco reports mineral reserves and mineral resources separately. The amount of reported mineral resources does not include those amounts identified as mineral reserves.

2.	Mining method: OP – Open Pit; UG – Underground; ISR – In situ recovery.

3.	Mineral resources are estimated using current geological models. Cameco’s normal data verification procedures have been employed in connection with the mineral resource estimations for each property.

4.	Totals may not add up due to rounding.

5.	Mineral resources that are not mineral reserves do not have demonstrated economic viability.
2009 Cameco Annual Information Form

Uranium Reserves Reconciliation
The following reconciliation of Cameco’s share of uranium mineral reserves reflects the changes in mineral reserves during 2009. The net change to mineral reserves was primarily the result of:
•	mining and milling activities, which used 22 million pounds

•	identifying additional reserves — 14 million pounds at McArthur River and 8 million pounds at Rabbit Lake

•	reclassifying reserves to resources – 8 million pounds at Cigar Lake and 5.5 million pounds at Ruby Ranch and Ruth
Reconciliation of Cameco’s Share of Uranium Reserves
(in thousands of pounds U3O8)

	December 31	2009	2009Addition	December 31
	2008	Throughput[1]	(Deletion)[2]	2009

Reserves — Proven
Cigar Lake	113,222	—	(76,361)	36,861
Crow Butte	2,202	(884)	998	2,316
Inkai	8,193	(1,519)	—	6,674
Key Lake	590	—	—	590
McArthur River	118,752	(13,226)	15,052	120,578
Rabbit Lake	780	(7)	(156)	617
Smith Ranch-Highland(3)	3,024	(2,164)	1,119	1,979
Total Proven Reserves	246,763	(17,800)	(59,348)	169,615

Reserves — Probable
Cigar Lake	—	—	67,819	67,819
Crow Butte	2,837	—	(997)	1,840
Gas Hills — Peach	19,684	—	(700)	18,984
Inkai	76,874	(287)	(2,420)	74,167
McArthur River	113,442	—	—	113,442
North Butte — Brown Ranch	8,524	—	(316)	8,208
Rabbit Lake	16,745	(3,896)	7,857	20,706
Ruby Ranch	3,807	—	(3,807)	—
Ruth	1,689	—	(1,689)	—
Smith Ranch-Highland(3)	4,701	(194)	(575)	3,932
Total Probable Reserves	248,303	(4,377)	65,172	309,098

Total Reserves	495,066	(22,177)	5,824	478,713

Notes:

1.	Corresponds to millfeed. The discrepancy between the 2009 millfeed and Cameco’s share of 2009 pounds U3O8 produced is due to mill recovery, mill inventory and the processing of low-grade material.

2.	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

3.	Smith Ranch, Highland and Reynolds Ranch are now reported under Smith Ranch – Highland as they are all part of the same operation.
2009 Cameco Annual Information Form

Uranium Resources Reconciliation
The following reconciliation of Cameco’s share of uranium mineral resources reflects the changes in mineral resources during 2009. The more noteworthy changes in Cameco’s share of uranium mineral resources in 2009 were:
•	adding 20 million pounds of resources at Tamarack, Rabbit Lake and Crow Butte

•	upgrading 14 million pounds of resources to reserves at McArthur River, Zone 4

•	downgrading 5.5 million pounds of reserves to resources at Ruby Ranch and Ruth
Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8)

		2009 Addition
	December 31, 2008	(Deletion)[1]	December 31, 2009

Resources — Measured
Cigar	—	193	193
Crow Butte	322	—	322
Gas Hills — Peach	3,346	26	3,372
McArthur River	29,578	(13,573)	16,005
North Butte — Brown Ranch	1,857	(491)	1,366
Ruby Ranch	128	(128)	—
Ruth	216	(216)	—
Shirley Basin	304	—	304
Smith Ranch-Highland(2)	5,292	660	5,952
Total Measured Resources	41,043	(13,529)	27,514

Resources-Indicated
Cigar Lake	3,282	(2,877)	405
Crow Butte	6,555	3,594	10,149
Dawn Lake	7,436	—	7,436
Gas Hills — Peach	2,310	(42)	2,268
Inkai	10,698	2,420	13,118
McArthur River	5,136	—	5,136
Millennium	19,643	—	19,643
North Butte — Brown Ranch	6,303	(319)	5,984
Rabbit Lake	4,132	6,240	10,372
Ruby Ranch	143	3,935	4,078
Ruth	192	1,905	2,097
Shirley Basin	4,085	—	4,085
Smith Ranch-Highland(2)	16,962	—	16,962
Tamarack	—	10,288	10,288
Total Indicated Resources	86,877	25,144	112,021

Total Measured & Indicated	127,920	11,615	139,535

Notes:

1.	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

2.	Smith Ranch, Highland, Reynolds Ranch and Northwest Unit are now reported under Smith Ranch – Highland as they are all part of the same operation.
2009 Cameco Annual Information Form

Reconciliation of Cameco’s Share of Uranium Resources
(in thousands of pounds U3O8) (Continued)

		2009 Addition
	December 31, 2008	(Deletion)[1]	December 31, 2009
Resources — Inferred
Cigar Lake	59,105	7,687	66,792
Crow Butte	6,347	347	6,694
Gas Hills — Peach	1,090	199	1,289
Inkai	153,049	—	153,049
McArthur River	97,038	14,240	111,278
Millennium	4,089	—	4,089
North Butte — Brown Ranch	966	(66)	900
Rabbit Lake	5,717	(4,775)	942
Ruby Ranch	167	—	167
Ruth	365	—	365
Shirley Basin	1,132	—	1,132
Smith Ranch-Highland(2)	6,560	—	6,560
Tamarack	—	591	591

Total Inferred Resources	335,625	18,223	353,848

Notes:

1.	Changes in reserves or resources, as applicable, include reassessment of geological data, results of information provided by mining and milling, and subsequent re-classification of reserves or resources, as applicable.

2.	Smith Ranch, Highland, Reynolds Ranch and Northwest Unit are now reported under Smith Ranch – Highland as they are all part of the same operation.
Uranium Fuel Conversion Services
Market Background
     Demand
The demand for UF6 conversion services is directly linked to the level of electricity generated by light water moderated nuclear power plants. The demand for UO2 conversion services is linked to the level of electricity generated by heavy water moderated nuclear power plants such as CANDU reactors.
Cameco estimates world demand for UF6 and natural UO2 conversion services to be about 65 million kgU in 2009. Western world demand accounted for about 57 million kgU, with the remaining 8 million kgU coming from Russia, China and Eastern Europe. In 2010, total world conversion services demand is expected to increase by about 5%.
Most utilities operating nuclear reactors purchase their uranium requirements in the form of concentrates directly from mining and milling operators. The uranium contained in the concentrates is refined and converted to fuel grade UO2 or to UF6 for enrichment. The enriched UF6 is then converted to enriched UO2. The natural UO2 and enriched UO2 are fabricated into pellets and loaded into fuel bundles for eventual use in nuclear reactors.
     Supply
The western world UF6 conversion industry consists of Cameco and three other significant producers with an annual conversion nameplate capacity of about 51 million kilograms of uranium. Cameco is the only commercial supplier of conversion for natural UO2 customers in the western world.
In March 2005, Cameco entered into a 10-year toll-conversion agreement with BNFL (now Springfields Fuels Ltd. (“SFL”)). Under the agreement, a base quantity of 5 million kilograms of uranium as UO3, supplied by Cameco’s Blind River operation, is to be converted annually into UF6 by SFL’s U.K. plant. Due to this agreement, the plant, which has a nameplate capacity of 6 million kilograms of uranium, is expected to remain in operation through 2016. Cameco entered into a number of long-term contracts for significant volumes of conversion services to base load this agreement. SFL,
2009 Cameco Annual Information Form

coupled with Cameco’s Port Hope UF6 conversion plant, accounts for about 35% of western world UF6 nameplate conversion capacity.
Supplies of UF6 are also available from secondary sources including excess western inventories, Russian inventory sales in the form of LEU, re-enriched depleted tails in the form of UF6 and Russian and US uranium derived from dismantling nuclear weapons. These sources are discussed in more detail in Uranium Concentrates Business.
Russia supplies most of the UF6 conversion requirements of the former Soviet Union and Eastern Europe in the form of LEU. Russia has not been a significant supplier of toll conversion services to the western world due to the level of integration in the Russian nuclear fuel cycle.
     Prices
Cameco competes on the basis of price, location and service with two other full-scale commercial suppliers of conversion services in the western world and with the secondary supplies mentioned above.
Similar to their procurement of uranium requirements, utilities secure a substantial percentage of their conversion service requirements by entering into long-term contracts with primary conversion service providers. Prices are established by a number of methods, including fixed prices adjusted by inflation indices and market referenced prices (spot or long term price indicators). Contracts can also contain floor prices, ceiling prices and other negotiated provisions that affect the price ultimately paid. Fixed price contracts with adjustment for inflation are by far the most common.
Marketing of Conversion Services
     UF6
Cameco’s marketing strategy for UF6 conversion services is similar to that for uranium concentrates. Cameco sells its services directly to utilities located in many parts of the world primarily through long-term contracts. Cameco currently has UF6 conversion services commitments of about 92 million kilograms of uranium with about 50 customers worldwide under long-term contracts. Cameco’s five largest customers account for approximately 38% of these commitments. 51% of Cameco’s committed UF6 conversion services volume is to purchasers in the Americas, 26% in the Far East and 23% in Europe.
At December 31, 2009, the majority of the UF6 conversion services commitments are under contracts that contain fixed prices with inflation escalators. Therefore, in the short term Cameco’s financial results are relatively insensitive to changes in the spot price for conversion.
     UO2
Cameco is the only commercial supplier of UO2 for CANDU reactors operated in Canada by Bruce Power, OPG, NB Power and Hydro Quebec. Cameco also exports UO2 to South Korea and, occasionally, to Romania for its CANDU reactors and to the United States and Japan for use as blanket fuel in boiling water reactors.
Operations
Cameco owns and operates Canada’s only uranium refinery and conversion facilities. Cameco has a uranium refining facility within close proximity to Lake Huron and approximately eight kilometres west of Blind River, Ontario (approximately 600 kilometres north-west of Toronto, Ontario). Blind River has a population of about 4,000. Cameco also has two conversion plants within the Municipality of Port Hope, Ontario (pop. approx. 16,000) approximately 100 kilometres east of Toronto, on the shore of Lake Ontario.
Cameco Fuel Manufacturing Inc. (“CFM”) is one of two Canadian commercial suppliers of fuel manufacturing services for CANDU reactors. CFM’s plants are located in Port Hope for the manufacture of fuel bundles and in Cobourg,
2009 Cameco Annual Information Form

Ontario, for the manufacture of zirconium parts for fuel bundles and various reactors parts. CFM’s Cobourg plant is 10 kilometres east of its Port Hope plant.
Cameco’s Blind River refinery and Port Hope conversion facilities and the CFM plant in Port Hope were re-licensed by the CNSC for a five-year period that commenced on March 1, 2007.
     Blind River — Refining
The Blind River facility has an annual licensed capacity of 18 million kilograms of uranium as UO3. It includes a uranium refinery, a large storage area for uranium concentrates, and weighing and sampling facilities. The Blind River facility refines uranium concentrates into nuclear grade UO3. Nearly all of the UO3 is shipped to Port Hope for conversion into either UF6 or UO2 or to Springfields, UK for conversion into UF6 (see Uranium Fuel Conversion Services — Market Background — Supply above for details of the Springfields arrangement). A small quantity of UO3 is supplied to others for blending with enriched uranium to produce reactor fuel.
Blind River produced 12.9 million kgU of UO3 in 2009 compared to 10.6 million kgU in 2008. As in 2008, Cameco continued to limit production of UO3 in 2009 because UF6 production at Port Hope was suspended until June 2009. Production in the first half of 2009 was also impacted by the limited supply of uranium feed.
The uranium concentrate inventory stored at Blind River has been declining over the past several years and is now causing changes to the refinery’s customary operating schedule. In the past, many customers stored large inventories at the Blind River facility, providing ample feedstock. Customers now hold virtually no inventory as concentrates and provide the feedstock on a just-in-time basis. Accordingly, the Blind River refinery may be subject to more shutdowns as Cameco manages production to match the delivery of uranium feed. This, in turn, could impact the supply of UO3 feed for the conversion facilities at Port Hope and impacts those operations as well.
The EA for the proposed increase in the Blind River licensed production capacity from 18 to 24 million kgU per year was approved by the CNSC in the fall of 2008. A written request for a licence amendment was submitted to the regulators in December 2008. Once Cameco receives regulatory approval to increase annual capacity to 24 million kgU per year, construction to increase the capacity will begin.
     Port Hope — Conversion
The Port Hope conversion plants produce natural UO2 and natural UF6. In 2009, the plants, together with SFL and CFM, produced 12.3 million kilograms of uranium. The UO2 plant is licensed for 2.8 million kilograms of uranium per year and produces UO2 used as fuel in Canadian and other CANDU reactors, as well as blanket fuel for light water nuclear reactors. The UF6 plant, licensed for 12.5 million kilograms of uranium per year, converts UO3 to UF6. The UF6 is then shipped to enrichment plants in the United States, Europe and Japan for further processing to low enriched UF6 prior to conversion to enriched UO2, which is used as reactor fuel for light water nuclear reactors.
In July 2007, contamination of the soil and groundwater under the Port Hope UF6 plant was discovered. Production of UF6 was suspended to allow a comprehensive investigation. Production of UO2 was not affected.
Cameco received regulatory approval and restarted the UF6 plant in late September 2008 after making significant upgrades to structures and equipment related to liquid management practices. In late November 2008, Cameco once again suspended UF6 production because it was unable to resolve a contract dispute and obtain commercially viable supplies of hydrofluoric acid (HF) from its sole supplier. Also because of logistical issues, alternative supplies could not be quickly established. UF6 production resumed in June 2009. Cameco signed an HF supply agreement with its original supplier as well as two additional suppliers to broaden its source of supply.
Cameco has completed a site-wide environmental investigation of subsurface contamination and a site-wide risk assessment to identify contaminants that could pose a potential risk to the environment. The assessment was completed in the second quarter of 2009. It was used to guide the completion of an environmental management plan to assure that corrective actions, largely in place already, mitigate potential risks. The findings of a risk assessment and the low
2009 Cameco Annual Information Form

concentrations of contaminants in the soil and groundwater outside the footprint of the UF6 plant, indicate that the health and safety of employees and the public have not been and will not be adversely affected.
The UO2 plant restarted in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures have been brought up to the new standards of the UF6 plant.
Cameco’s Port Hope conversion facility project (Vision 2010) proposes to further remediate and modernize the Port Hope conversion facility site. The federal Minister of Environment has approved the guidelines for a comprehensive environmental assessment for the project. Work on this environmental assessment continues. A licence amendment will be required following acceptance of the environmental assessment. Design and preliminary engineering for the project continues.
     Cameco Fuel Manufacturing Inc. (renamed from Zircatec) — Fuel Fabrication
Cameco purchased Zircatec on February 1, 2006 for $109 million and has since changed its name to Cameco Fuel Manufacturing Inc. Its primary business is to fabricate fuel bundles for sale to companies that generate electricity from CANDU reactors.
In Port Hope, Ontario, CFM’s plant presses UO2 powder into pellets that are loaded into tubes and then assembled into fuel bundles. These bundles are ready to insert into a CANDU reactor core. The fuel bundles are supplied to customers who operate CANDU reactors. The plant’s annual capacity is approximately 1,200 tonnes uranium as finished fuel.
CFM has two fuel manufacturing services agreements covering all of BPLP’s and BALP’s fuel manufacturing requirements until 2018 for BPLP and until 2030 for BALP. Under these agreements, CFM will manufacture UO2 provided by Cameco into fuel bundles for the Bruce A and B units.
Cameco has agreements with BALP for the supply of fuel bundles containing both natural and slightly enriched uranium (SEU). In 2009, construction of the SEU production line was suspended at BALP’s request (see Bruce Power LP — The Generating Facilities — New Fuel Program below).
In Cobourg, Ontario, CFM operates a facility where the primary product is zirconium tubing, an integral part of nuclear fuel bundles. The plant also manufactures various CANDU components and monitoring equipment.
Following a strike at CFM, unionized employees ratified a new three-year collective agreement that expires on June 1, 2012.
Environmental Matters
Overview of Impacts
By their nature, Cameco’s mining and uranium refining and conversion operations affect the environment. The Company’s objective is to minimize that effect. In its operations, Cameco seeks to protect the environment by limiting emissions and managing wastes to attain levels as low as reasonably achievable, social and economic factors taken into account. This is commonly called the ALARA principle. Cameco monitors and measures the key characteristics of its operations and identifies those aspects that have or may have a significant effect upon the environment. Cameco’s operations are subject to stringent government regulation relating to the protection of the environment, including requirements for reclamation and decommissioning of its operating sites.
Cameco’s ten mining, milling and processing facilities disturb approximately 30 square kilometres of land. Considering the energy potential of the products of these sites, Cameco’s operations affect a much smaller fraction of land compared to what would be required to generate the same amount of energy using other technologies. Cameco’s mining operations in northern Saskatchewan are underground mines and therefore the surface land impact is minimized. In the US and Kazakhstan, Cameco uses ISR mining to extract uranium from underground non-potable, brackish aquifers and therefore
2009 Cameco Annual Information Form

surface impact is minimal. Conceptual decommissioning plans, which incorporate environmental evaluation, are in place for all of the Company’s operating sites.
The Company also seeks to maximize the lifespan of its operating sites to minimize environmental impacts. To that end, Cameco is planning to invest in the revitalization of its Key Lake and Rabbit Lake mills, which have been in operation for 27 and 35 years respectively.
The Company seeks to continue its efforts to improve the management of process water and the effect upon receiving water bodies by upgrading its operating processes and adopting new technologies consistent with the ALARA principle. Historical accumulation and continued release of molybdenum and selenium have been identified as having the potential to cause adverse effects to the environment. Cameco is reducing the concentrations of molybdenum and selenium in the effluent released from Cameco’s northern Saskatchewan operations.
At Key Lake, to address these concerns of potential effect, Cameco proposed an action plan to the CNSC to reduce molybdenum and selenium discharges in the mill effluent. The action plan was agreed to by the CNSC and was subsequently included as a condition in the Key Lake facility operating licence. This action plan has been implemented. Based upon work conducted in 2009, release of both metals to the environment is now controlled at reduced concentrations.
At McArthur River, the Company is taking proactive steps to reduce molybdenum that is discharged to the environment ahead of regulatory limits that may be imposed. Early in the start up of the McArthur River operation, Cameco recognized that the three shafts at the site produced quantities of water that would exceed the needs of the underground operations. Capture of the shaft seepage eliminated the need to pipe surface water down for underground mining activities. The shafts produce water of good quality, and at shaft three, the water quality has been assessed and approved for discharge to the environment, without treatment.
In 2009, Cameco put in place the system to directly discharge to the environment all excess ground water picked up in shaft three, thereby preventing that source of water from contacting underground processes. As a result, molybdenum loadings were reduced. In addition, Cameco is targeting to have excess water from the other shafts sent in a more direct manner to the surface effluent treatment plant. These actions are expected to reduce effluent treatment volume and reduce the molybdenum concentration in the effluent.
At Rabbit Lake, a $41 million project to reduce discharges of molybdenum and selenium was completed in 2009. In addition, in 2006, Cameco installed a $5 million water treatment circuit to reduce uranium in its discharges, which has been very successful in reducing uranium concentrations beginning in 2007. Uranium loadings were reduced by a factor of 10 in 2007 compared to pre-2004 levels. An environment monitoring program has been developed with provincial and federal regulators to verify that improvements made in the mill effluent treatment process will result in improvements in the receiving environment.
In July 2007, contamination of the soil and groundwater under the Port Hope UF6 plant were discovered and Cameco suspended operation of the plant to conduct an investigation. See Nuclear Business — Uranium Fuel Conversion Services — Operations for a discussion of the environmental effect of the incident and the actions Cameco has taken in response to this incident and to resume operation of the Port Hope UF6 conversion plant.
The UO2 plant was restarted in mid-January 2009 after being shut down for an extended planned maintenance period. Floors and in-floor structures were brought up to the new standards of the UF6 plant. During the work, it was found that a sump had been leaking and appeared to be the source of some localized contaminated ground water that a previous assessment identified. A new groundwater collection well was installed adjacent to the UO2 plant and its effectiveness in controlling contaminated groundwater continues to be assessed.
It cost about $14 million to remediate the contaminated soil and groundwater contamination from the Port Hope UF6 plant. As well, Cameco spent $50 million on improvements to the UF6 and UO2 plants.
At Rabbit Lake, in early 2008, uranium in groundwater seepage was detected in an excavation for a new effluent treatment circuit adjacent to the mill. Concrete repairs and restoration of various containment areas in the mill were carried out. It was determined that the uranium in groundwater seepage was localized to the immediate vicinity of the mill where
2009 Cameco Annual Information Form

it was detected, and that the nearby RLITMF afforded regional control as groundwater near the mill flows to the facility.
The ISR method employed in the US involves extraction of uranium from underground non-potable aquifers by dissolving the uranium with a carbonate-based water solution and pumping it to a processing facility on the surface. The ISR method employed in Kazakhstan by JV Inkai uses an acid in the mining solution. The injection and recovery system at Inkai is engineered to prevent migration of the mining solution to the higher purity water aquifer above the ore body.
Cameco seeks to reduce its emissions to the air. At Port Hope, emissions of uranium and hydrofluoric acid to the air have been reduced through installation of new equipment and changes to operating procedures. McArthur River has a large refrigeration plant used in connection with underground freezing. This plant uses refrigerants other than ozone-depleting chemicals that harm the earth’s atmosphere.
The most current data (2007) indicates Cameco’s greenhouse gas (GHG) emissions of CO2 equivalent (CO2e) were about 387,000 tonnes compared to 405,000 tonnes in 2006. GHGs include carbon dioxide, methane, nitrous oxide, sulphur hexafluoride, hydrofluorocarbons (HFCs), and perfluorocarbons (PFCs). To quantify GHGs, Cameco follows the general guidelines as outlined by the Intergovernmental Panel on Climate Change.
GHG emissions decreased somewhat in 2007 due to substantially reduced activities at Cigar Lake and at Port Hope with cessation of UF6 production activities and the remediation of the UF6 plant. GHG emissions may increase in the next few years, as remediation activities progress at Cigar Lake and as the UF6 plant returns to operation. A significant portion of the Company’s calculated GHG emissions is due to electricity consumption that is provided by third-party generators.
The greatest volume of waste produced on a routine basis is tailings and waste rock from Cameco’s mines and mills in northern Saskatchewan. Mill tailings at Rabbit Lake and Key Lake are treated to stabilize contaminants and then deposited in engineered tailings management facilities. These facilities are constructed within mined-out open pits near the mills. To ensure that tailings are isolated from the surrounding environment, during production, groundwater and surface water are diverted around the facilities, monitored, and treated if necessary. Similarly, all runoff and seepage water from waste rock piles are monitored and treated as required. Some waste rock has been stockpiled as blend material for high grade ores and is being processed through the mill. Other waste rock piles will be contoured and revegetated in-place prior to site decommissioning. Once the facilities are decommissioned, the groundwater will be monitored to ensure that the designed low environmental impact is assured.
The 2009 reportable environmental events were 27, lower than the 29 in 2008, but still above Cameco’s long-term annual average. There were no significant environmental incidents in 2009.
Like other large industrial organizations, Cameco utilizes chemicals in its operations that could be hazardous to health and the environment if handled incorrectly. Employees are trained in the proper use of hazardous substances and in emergency response techniques.
Cameco seeks to improve communication, on environmental and other matters, with communities in northern Saskatchewan and Ontario who are impacted by its activities. In northern Saskatchewan, the Company organized the Athabasca Working Group in 1993. The Company also cooperates with the northern community environmental quality committees organized by the province of Saskatchewan. At its fuel services sites in Ontario, Cameco also conducts regular environment-focused community liaison activities.
Cameco Policies
The Company has a safety, health and environment committee of the board of directors, which oversees Cameco’s environmental policies and programs and environmental performance.
Cameco’s safety, health, environment, and quality policy is found on Cameco’s website. The policy contains a statement of Cameco’s environmental principles and a description of how these principles are to be implemented, including through seven corporate safety, health, environment and quality (SHEQ) programs under Cameco’s management system.
2009 Cameco Annual Information Form

This policy was developed in order to address changing regulatory and industry standards. In early 2009, the safety, health, environment, and quality policy was revised to reflect Cameco’s commitment to environmental leadership (EL). Cameco has had environmental, safety and health policies in place since 1991 and has continued to refine its approach to ensure policies, programs and procedures are in place and appropriate as part of an overall integrated management system. To further enhance this direction, Cameco has been benchmarking its management system against those used in the nuclear power generation sector.
Among other things, this policy provides that Cameco is striving to be a leading performer through a strong safety culture and through the commitment to the following principles: keeping risks at levels as low as reasonably achievable; preventing pollution; complying with and moving beyond legal compliance requirements; ensuring quality of processes, products and services; and continually improving Cameco’s overall performance.
Cameco reinforced its commitment to EL in 2008 with the establishment of EL as one of four strategic priorities in its operations group. A team of specialists was assembled to implement its long-term environmental performance improvement plan. The Company’s plan is to reduce the environmental impacts in all aspects of its business, including those related to air, water, waste, land use, energy and greenhouse gases. Nine EL key performance indicators (KPIs) were approved and a system developed and implemented to track, monitor and report performance. The Company’s performance profile was prepared for the past three years and communicated in its sustainable development report, which was posted on Cameco’s web site in late 2008. EL was also integrated into the company’s SHEQ management system and major project planning process.
Cameco Programs
Cameco’s SHEQ management system for implementing its safety, health, environment, and quality policy includes seven programs that articulate what is expected from Cameco sites when undertaking actions to fulfill commitments contained in this policy and set out a course of activities to be undertaken to implement this policy. These seven programs are: quality management program; safety and health management program; radiation protection program; environment management program; management system audit program; emergency preparedness and response program; and contractor management program. For 2009, $92 million was invested in environmental protection, monitoring and assessment programs while $34 million was directed to health and safety programs.
This system reinforces the Company’s commitment to ongoing management of environmental risks and is structured to be compatible with the requirements of ISO 14001. The ISO 14000 series provides a set of internationally accepted standards that assist companies in the development of environmental management systems, which in turn enhance environmental and corporate performance through quality and process improvements. Port Hope conversion facility, Blind River, Key Lake, McArthur River, Smith Ranch-Highland, Crow Butte and Inkai operations have been ISO 14001 certified.
Cameco’s environment, safety and health efforts are both corporate and site-based. There is divisional level support for the Mining, Fuel Services and Cameco Resources divisions in SHEQ and related technical support matters. Operational SHEQ activity is designed to further enhance consistent application of SHEQ policies and procedures, focusing on divisional-level consistency. The corporate SHEQ function integrates all aspects of the SHEQ management system under one group and provides additional support to manage and coordinate the Company’s environmental assessment function. The SHEQ audit function is integrated with other internal audit functions within the organization.
Under Cameco’s management system audit program, sites perform internal audits of their SHEQ management system to ensure conformance to policies, programs and standards and compliance with regulatory requirements. In addition, Cameco conducts regular SHEQ audits of its sites through the corporate internal audit department. In practice, this typically results in corporate audits at each operating site every 18-24 months and audits at every construction or developmental site every 12 months. The purpose of the corporate audit program is to assess compliance with applicable laws, regulations, permit requirements, and with the Company’s environmental (SHEQ) related policies and programs and site performance in reducing risk and managing requirements.
2009 Cameco Annual Information Form

Regulatory Compliance
Cameco’s business is subject to a wide variety of laws and regulations regarding environmental matters and the management of hazardous wastes and materials, including those of general application to environmental matters and those specifically associated with mining and the nuclear sector. Changes in environmental laws and regulations or more stringent application of existing standards often occur, promoting continual improvement in the SHEQ aspects of the Company’s business. This can result in additional expense, capital expenditures, limitations or delays in the exploration, development, operation or decommissioning of the Company’s properties, which could have a material adverse impact upon Cameco.
Governmental approvals and legislation address, among other things, the environmental impact of mining and uranium processing operations. Legislation and regulation in various jurisdictions establish system performance standards, air and water quality emission standards and guidelines, and other design or operational requirements for various SHEQ components of operations. Legislation and regulations also establish requirements for decommissioning and reclamation following the cessation of operations and may require that some former mining properties be actively managed for a long time.
Below is a discussion of the environmental regulation of Cameco’s Canadian and US operations. Please see the Inkai and Bruce Power sections of this Annual Information Form for a discussion of the environmental regulation of their respective operations.
     Canadian Regulatory Compliance
In Canada, environmental matters related to Cameco’s operations are the subject of ongoing public scrutiny as well as regulatory oversight by the CNSC, the SMOE, the Ontario Ministry of the Environment (“OMOE”), Environment Canada, and the federal Department of Fisheries and Oceans.
Potentially significant environmental performance improvement challenges relate to the application of more stringent controls on fugitive uranium emissions from ventilation systems at fuel services facilities and reduced effluent chemical loadings from Cameco’s Saskatchewan mine and mill sites. In the case of effluent chemical loadings, the current focus centers on reducing molybdenum and selenium loadings through additional chemical treatment techniques. Other current performance improvement areas are associated with improved control of groundwater migration from facilities, firefighting and emergency response requirements, and decisions arising from the evaluation of substances carried out under the Canadian Environmental Protection Act, 1999 (“CEPA”). Ongoing changes to the regulatory framework may also require additional response and expenditures by Cameco.
New initiatives have and likely will continue to generate additional environmental studies in the vicinity of these operations. This is particularly evident in the area of pre-licensing environmental assessment, where studies typically set the stage for future regulatory obligations on the Company. Regulatory expectations of the CNSC and of other federal and provincial regulators continue to evolve, and this can reasonably be expected to continue in pursuit of improved SHEQ performance.
     OMOE Proposed Uranium-in-Air Standard
At the end of July 2009, the OMOE published a series of nine amendments to Ontario Regulation 419/05 (Air Pollution — Local Air Quality) that update or introduce new air quality standards. The proposed amendments include a new standard for uranium in air. These standards can be used directly by the OMOE as compliance and enforcement tools. There was a 60-day comment period for these proposed amendments.
Since the close of the comment period, the OMOE has held a series of stakeholder meetings in late 2009 and early 2010. Cameco has been actively involved in the consultation meetings and continues to advance that the scientifically defensible standard is higher and more consistent with the World Health Organization’s standard.
Cameco’s current assessment is this is not expected to be material to its Ontario operations.
2009 Cameco Annual Information Form

     Saskatchewan Environmental Legislation Review
The province of Saskatchewan is adopting a new, results-based model for environmental regulation. The SMOE indicates it “will improve protection of the environment, while promoting innovative new tools in environmental management.” At the end of November 2009, the Saskatchewan Minister of the Environment introduced to the provincial legislature the Environmental Management and Protection Act, 2009, along with amendments to the Environmental Assessment Act and the Forest Resources Management Act, which sets the stage for the adoption of a results-based environmental regulatory framework for Saskatchewan.
Cameco has actively participated in all three rounds of consultation on the proposed changes. Cameco will continue to participate in the development of the Environmental Code, which will be the trigger for bringing the legislative amendments into effect.
Cameco’s current assessment is this is not expected to be material to its Saskatchewan operations.
     CNSC
Cameco is subject to stringent regulatory oversight by its main regulator, the CNSC, an independent commission established by the federal government under the Nuclear Safety and Control Act (“NSCA”). The CNSC regulates Cameco’s compliance with the requirements of the NSCA, as well fulfilling environmental assessment obligations under the CEAA. Obtaining regulatory approvals, including for licence renewals and changes in operating practices, can take significant time due to the nature of the approval process, which at times can require an environmental assessment or extensive review of supporting technical data as well as supporting management programs and procedures. Cameco strives to improve both the quality and effectiveness of its regulatory approval proposals and submissions. This, coupled with programs and initiatives to ensure compliance with regulatory requirements, has resulted in significant capital expenditures and increases in operating costs.
In recent years, when auditing Cameco operations, the CNSC has put a priority on assessment of specific SHEQ programs. These have included such aspects as: radiation protection programs; environmental monitoring; fire protection; operational quality assurance; organization and management systems effectiveness; transportation systems; geotechnical monitoring; training; and ventilation systems. Regulatory review of program implementation effectiveness, as well as evaluation of safety culture and related human factors, are becoming more prevalent as the SHEQ systems mature. These system effectiveness and program-specific audits and regular site inspections by regulatory project officers have generated, and are intended to continue to generate, actions to improve SHEQ performance. The resulting program modifications are typically procedural and do not incur large capital costs; however, they are significant in terms of how these systems are applied and do result in increases in operating costs.
     US Regulatory Compliance
Cameco US subsidiaries’ ISR operations are subject to a wide variety of federal, state and local regulations, governing among other things, air emissions, water discharges, hazardous materials handling and disposal, and site reclamation.
Through the US Nuclear Regulatory Commission (“NRC”) and state environmental agencies, Cameco’s US ISR subsidiaries mine permitting and licensing activities are subject to comprehensive environmental regulation. The mine permitting and licensing process typically takes several years to complete and requires the completion of environmental assessment reports. Public hearings and public comments are included in the process. In the past, they have been successful in obtaining the necessary permits and licences to ensure sufficient mineral reserves are available to meet production plans.
After mining has been completed, an ISR well field must be restored in accordance with regulatory requirements. Generally, this involves restoring the groundwater to its pre-mining use or equivalent class of use water standard. Restoration of Crow Butte well fields is regulated by the Nebraska Department of Environmental Quality (“NDEQ”) and
2009 Cameco Annual Information Form

the NRC and restoration of Smith Ranch-Highland well fields is regulated by the Wyoming Department of Environmental Quality (“WDEQ”) and NRC.
Crow Butte has four well fields under restoration. At mine unit #1, the groundwater has been restored to pre-mining quality standards and all of the wells plugged and piping removed. The other three well fields are in active restoration. $28.9 million (US) is the estimated cost of decommissioning the property.
Crow Butte has provided a $28.9 million (US) letter of credit to the State of Nebraska as security for decommissioning the property.
Smith Ranch-Highland has three well fields under restoration (Mine Unit 1, C-Well field and D-Well field) and two well fields (A and B Well fields) that have been restored. At the A-Well field, the groundwater has been restored to pre-mining quality standards and the area continues to be monitored for post-restoration environmental performance. At the B-Well field, groundwater has been restored and this restoration has been approved by the WDEQ. Regulatory approval has not yet been received from the NRC.
$100.4 million (US) is the estimated cost of decommissioning Smith-Ranch Highland but Cameco expects this number to increase in 2010 based on current discussions with the regulators. Letters of credit totalling $80.2 million (US) have been provided to the State of Wyoming as security for decommissioning Smith Ranch-Highland. The amount of the letters of credit will be increased to match any increase in the decommissioning estimate.
The time to acceptance for restoration of the remaining well fields is an important issue for Cameco subsidiaries’ US ISR operations, since it remains uncertain when, and at what cost, these operations will be able to complete restoration of mined out ISR well fields to the required performance standard.
     Decommissioning and Reclamation
Once the Company’s reserves of a deposit have been exhausted or after processing activities have been permanently suspended, Cameco and its partners are required to decommission operating sites, including waste rock and tailings management facilities, and reclaim those areas affected by their activities, to the satisfaction of regulatory authorities.
Cameco’s estimation of the future costs of decommissioning and reclamation costs is based upon the application of reclamation techniques, which are believed to be capable of generating reasonable environmental and radiological performance. The Company reviews these estimates for accounting purposes, as well as for licence renewal applications as required by regulatory agencies. Beginning in 1996, the Company has conducted regulatory required reviews of its conceptual decommissioning plans for all Canadian sites. These periodic reviews are typically done on a five-year basis, or at the time of an amendment to or renewal of an operating licence.
Decommissioning plans are accepted by regulators in terms of “conceptual approval”. This involves acceptance by the regulators that the Company has proposed a reasonable decommissioning concept upon which cost estimates can be prepared for financial assurance obligations. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances.
At the end of 2009, Cameco’s estimate of the total decommissioning and reclamation costs, based on current operations to date, for its operating assets was $495 million, which is the undiscounted value of the obligation. At the end of 2009, Cameco’s accounting provision for these costs totalled $297 million, which represents the present value of the $495 million mentioned above. Most of these expenditures are expected to be incurred at the end of the useful lives of the operations to which they relate. Therefore, the decommissioning and reclamation costs expected to be incurred over the next five years are not material.
Cameco provides financial assurances in the form of letters of credit (LCs), where required to regulatory authorities, for decommissioning and reclamation costs. Cameco’s LCs issued in support of reclamation liabilities totalled $592 million at the end of 2009. Since 2001, all of Cameco’s North American operations have had in place LCs providing financial assurance, which are aligned with preliminary plans for site-wide decommissioning. More specifically:
2009 Cameco Annual Information Form

Saskatchewan — The decommissioning estimates (100% basis) for Rabbit Lake ($105.2 million), McArthur River ($36.1 million) and Key Lake ($120.7 million) were reviewed during relicensing proceedings in 2008 and were accepted by the CNSC. The amount of LCs filed with the Saskatchewan government as financial assurances for decommissioning the properties have been increased to match the decommissioning estimates for Key Lake, Rabbit Lake and McArthur River.
In addition, the decommissioning estimate for Cigar Lake is $27.7 million (100% basis). The amount of LCs filed with the regulators as financial assurances for decommissioning Cigar Lake have been increased to match the decommissioning estimate.
Ontario — Financial assurances for decommissioning in the form of LCs have been filed with the CNSC for Port Hope in the amount of $96 million, for Blind River in the amount of $36 million, and for CFM facilities in the amount of $18 million. The decommissioning estimates for these facilities were reviewed as part of the renewal of their CNSC licences in 2007.
Cameco’s US operations — Please see US Regulatory Compliance above for the reclamation and decommissioning arrangements and LCs pertaining to their operations.
Please see the Inkai and Bruce Power sections of this Annual Information Form for a discussion of the reclamation and decommissioning arrangements pertaining to their operations.
Please also see Note 12 to the 2009 Financial Statements regarding Cameco’s estimate of decommissioning and reclamation costs and related LCs.
Fuel Services Waste Management
Pursuant to the Reorganization of SMDC and ENL (now CEI), Cameco assumed the ownership and primary responsibility for the management of wastes existing at the time of the Reorganization (“Historical Waste”) at the Port Hope Conversion Facility, the Blind River Refinery, the Port Granby Waste Management Facility and the Welcome Waste Management Facility (“Historical Facilities”), all located in Ontario. The Company assumed liability for the first $2 million of all costs in respect of any claim arising out of or related to the Historical Waste and all decommissioning and reclamation costs at the Historical Facilities and 23/98ths of the next $98 million of such costs. CEI retained liability for the balance of the costs up to $100 million and for all the costs in excess of $100 million, effectively capping Cameco’s liability at $25 million.
On October 6, 2000, the government of Canada and certain Port Hope and area communities announced the signing of a “Principles of Understanding”, establishing the framework for development of an agreement for the clean up, storage and long-term management of certain of the Historical Wastes. On June 19, 2001, the government of Canada announced that an agreement had been signed and that it would invest about $260 million over ten years to carry out the work. In July 2002, the government of Canada released the scope document for the projects to manage low-level radioactive waste for the long term in the Port Hope area — the Port Hope Area Initiative.
Pursuant to the Principles of Understanding, in March 2004, Cameco reached an agreement to transfer the Port Granby Waste Management Facility and Welcome Waste Management Facility to the government of Canada (with Atomic Energy Canada Limited ((“AECL”) as the licensee), which through its ownership of ENL indirectly owned these waste sites prior to 1988. As part of the transaction, the government has agreed to accept, without charge, approximately 150,000 cubic metres of Cameco owned low-level radioactive waste.
The government has also agreed to assume all liability for wastes located at these sites after taking ownership, subject to Cameco’s obligation to complete its maximum contribution of $25 million towards management and decommissioning of Historical Wastes. Cameco had previously recognized this liability for its maximum contribution of $25 million toward the cost of managing this material, of which about $6 million has actually been spent to the end of 2009.
Both parts of the Port Hope Area Initiative, the Port Granby and Port Hope projects, have completed the environmental assessment process. With respect to the Port Hope project, which includes Historical Wastes located at the Welcome Waste Management Facility, following a one day public hearing, the CNSC announced a decision in September 2009
2009 Cameco Annual Information Form

to issue to AECL a Waste Nuclear Substance Licence for this new facility that will be valid from the effective date of the land transfer of the Welcome Waste Management Facility.
Cameco has an agreement with Denison Mines Corporation for the processing of certain uranium-bearing by-products from Blind River and Port Hope at the White Mesa mill in Blanding, Utah. While this arrangement has addressed the accumulated inventory of by-products and is addressing current recycling requirements for these by-products, other outlets are being considered. More specifically, in 2001, a mill scale pilot test program of recycling these by-products at Cameco’s Key Lake mill was completed and, in 2002, Cameco submitted a proposal to federal and provincial regulatory authorities for approval to recycle these by-products at the Key Lake mill. Provincial regulatory approval was received on February 21, 2003. Federal regulatory approval is still pending. Cameco must show that the reduction of the concentrations of molybdenum and selenium in the effluent released at the Key Lake mill is adequate before the CNSC can complete its evaluation of this proposal. Cameco plans to submit an updated EA to move this project forward.
Government Regulation
Cameco’s business is subject to various levels of extensive governmental approvals and regulations that are amended from time to time. The Company is unable to predict what additional legislation or amendments may be proposed that might affect its business or when any proposals, if enacted, might become effective.
Outlined below are some of the more significant government controls and regulations that materially affect the Company’s uranium business.
Treaty on the Non-Proliferation of Nuclear Weapons (the “NPT”)
The NPT was established in 1970 and is an international treaty with the following objectives: to prevent the spread of nuclear weapons and weapons technology, to foster the peaceful uses of nuclear energy, and to further the goal of achieving general and complete disarmament. The NPT establishes a safeguards system under the responsibility of the IAEA. Almost all countries are signatories to the NPT, including Canada, the US, the United Kingdom and France. As Canada, the US and other jurisdictions signed the NPT, Cameco is subject to it and complies with IAEA requirements.
Canadian Uranium Industry Regulation
The Canadian federal government has recognized that the uranium industry has special importance in relation to the national interest and therefore regulates the industry through legislation, regulations and policy announcements. The regulations and policy announcements apply to any uranium property or plant in Canada that the CNSC may determine to be, or to have the capability of, producing or processing uranium for nuclear fuel application. The legislation and regulations require that the property or plant be owned legally and beneficially by a company incorporated in Canada.
     Mine Ownership Restriction
Until March 3, 2010, the most recent expression of Canadian government policy on non-resident ownership of uranium mining properties was contained in a letter dated December 23, 1987 from the Minister of State (Forestry and Mines) to the Canadian uranium industry. The basic limit for non-resident ownership of uranium properties at the stage of first production is 49%. Resident ownership levels of less than 51% will be permitted if the property is in fact Canadian-controlled. Exceptions to the policy may be granted, subject to Cabinet approval, and will be provided only in cases where it is demonstrated that Canadian partners cannot be found.
On March 3, 2010, the Canadian government announced that it intends to liberalize the foreign investment restrictions on Canada’s uranium mining sector. The government stated that it intends to “ensure that unnecessary regulation does not inhibit the growth of Canada’s uranium mining industry by unduly restricting foreign investment”.
2009 Cameco Annual Information Form

     Cameco Ownership Restriction
As part of the Canadian government regulation of the Canadian uranium mining industry, the Eldorado Nuclear Limited Reorganization and Divestiture Act imposes constraints on the issue, transfer and ownership, including joint ownership, of Cameco shares so as to prevent both residents and non-residents of Canada from owning or controlling more than a specified percentage of shares. Please see Description of Securities — Restrictions on Ownership and Voting for a description of the constraints imposed by this act.
     Canadian Nuclear Safety and Control Act
In Canada, control of the mining, extraction, use and export of uranium is governed by the NSCA, a federal statute. The NSCA authorizes the CNSC to make regulations governing all aspects of the development and application of nuclear energy, including uranium mining, milling, conversion, fabrication and transportation. The NSCA grants the CNSC licensing authority for all nuclear activities in Canada. A person may only possess or dispose of nuclear substances and construct, operate and decommission its nuclear facilities in accordance with the terms and conditions of a CNSC licence. The licence specifies conditions that the licensees must satisfy in order to maintain the right to operate their nuclear facilities.
A fundamental principle in nuclear regulation is that the licensee bears the responsibility for safety, with the CNSC setting safety objectives and auditing the licensee’s performance against the objectives. The regulations made under the NSCA include provisions dealing with facilities licence requirements, radiation protection, physical security for all nuclear facilities and the transport of radioactive materials. The CNSC has also issued guidance documents to assist licensees in complying with regulatory requirements such as decommissioning, emergency planning, and optimization of radiation protection measures.
The NSCA grants to the CNSC the power to act as a court of record, the right to require financial guarantees for nuclear waste management and decommissioning as a condition of granting a licence, order-making powers, and the right to impose monetary penalties. The NSCA also grants the CNSC power to require nuclear power plant operator re-certification and to set requirements for nuclear facility security measures. The NSCA also emphasizes environmental matters, including a requirement that licence applicants and licensees make adequate provision for the protection of the environment.
All of Cameco’s Canadian operations are governed primarily by licences granted by the CNSC and are subject to all applicable federal statutes and regulations and to all laws of general application in the province where the operation is located, except to the extent that such laws conflict with the terms and conditions of the licence or applicable federal laws. Failure to comply with licence conditions or applicable statutes and regulations may result in orders being issued, which may cause operations to cease or be curtailed or may require installation of additional equipment, other remedial action or the incurring of additional capital or other expenditures to remain compliant. The Company may also be subject to prosecution (including criminal prosecution in some circumstances) if it fails to comply with such applicable statutes and regulations.
     Uranium Export Regulation
The export of uranium is regulated by the Canadian federal government, which establishes nuclear energy policy. Cameco’s uranium exports are required to have export licences and export permits granted by the CNSC and the Department of Foreign Affairs and International Trade, respectively, and such licences and permits are obtained by Cameco for all such exports.
US Uranium Industry Regulation
Uranium recovery in the US is primarily regulated by the NRC pursuant to the Atomic Energy Act of 1954, as amended. Its primary function is to ensure the protection of employees, the public and the environment from radioactive materials and it also regulates most aspects of the uranium recovery process. The NRC regulations pertaining to uranium recovery facilities are codified in Title 10 of the Code of Federal Regulations (“10 CFR”). The NRC issues Domestic Source
2009 Cameco Annual Information Form

Material Licences pursuant to 10 CFR, Part 40. The review of a licence application is governed by the National Environmental Policy Act (“NEPA”) which is implemented through 10 CFR, Part 51.
The uranium recovery industry in Wyoming is also regulated by the WDEQ, Land Quality Division (“LQD”) pursuant to the Wyoming Environmental Quality Act (“WEQA”) and the LQD Non-Coal Rules and Regulations arising from the WEQA. Pursuant to WEQA, the WDEQ issues a permit to mine which is administered by the LQD. In addition, the state administers a number of Environmental Protection Agency (“EPA”) programs under the Clean Air Act and the Clean Water Act, some of which are incorporated into the LQD Non-Coal Rules and Regulations (for example the Underground Injection Control regulations under the Clean Water Act). Currently well field decommissioning is required to the pre-mining use standard in Wyoming.
Similarly, the uranium recovery industry in Nebraska is regulated by the NRC and the NDEQ pursuant to the Nebraska Environmental Protection Act. Pursuant to this act and the regulations made thereunder, the NDEQ issues a permit to mine. In Nebraska, well field groundwater restoration is required to the class of use water standard.
In all cases, failure to comply with NRC licence and/or state permit-to-mine conditions, or a failure to comply with other applicable rules and regulations, can bring enforcement action, which could result in an order to cease operations and other regulatory actions. NRC enforcement policy describes a progression of enforcement starting with a notice of violation and working through a pre-enforcement conference, fines, imprisonment and the barring of workers or contractors from working in the nuclear industry. Under state and federal law, criminal charges are possible if violations are deemed to be the result of criminal intent or action.
At Smith Ranch-Highland and Crow Butte, safety is regulated by the federal Occupational Safety and Health Administration.
Other agencies are involved in the regulation of the uranium recovery industry, either directly or indirectly, including the EPA, the Department of Transportation, the Bureau of Land Management, Department of Energy, the Department of Defense, the Army Corps of Engineers, and the US Fish and Wildlife Service, Nebraska Department of Health and Nebraska Department of Water Resources.
The export of uranium from the US and the movement of nuclear materials within the US are also regulated by the NRC. While specific sales contracts are not reviewed or approved, export licences for shipment of uranium outside the US are granted by the NRC.
Land Tenure
     Saskatchewan Operations
Most of the Company’s uranium reserves and resources are located in Saskatchewan. The right to explore for minerals is acquired by the Company in Saskatchewan under a mineral claim from the province of Saskatchewan (a “Mineral Claim”). The term of a Mineral Claim is two years, with the right to renew for successive one year periods. To maintain a Mineral Claim in good standing, generally, the holder must expend a prescribed amount on exploration. Excess expenditures can be applied to satisfy expenditure requirements for future claim years. Except for exploration purposes, a Mineral Claim does not grant the holder the right to mine minerals. A holder of a Mineral Claim in good standing has the right to convert a Mineral Claim into a crown lease. Surface exploration work of a Mineral Claim requires additional governmental approvals.
The right to mine minerals is acquired by the Company as a lessee under a mineral lease from the province of Saskatchewan (a “Crown Lease”). A Crown Lease is for a term of ten years, with a right to renew for successive ten- year terms in the absence of default by the lessee. The lessee is required to expend certain amounts for work during each year of a Crown Lease. A Crown Lease cannot be terminated except in the event of default or default under any of the provisions of The Crown Minerals Act (Saskatchewan) or regulations thereunder, including for prescribed environmental concerns. However, Crown Leases may be amended unilaterally by the lessor by an amendment to The Crown Minerals Act (Saskatchewan) or The Mineral Disposition Regulations, 1986 (Saskatchewan).
2009 Cameco Annual Information Form

The Company’s surface facilities and mine shafts are located on lands owned by the province of Saskatchewan. The right to use and occupy the lands is acquired under a surface lease (a “Surface Lease”) from the province of Saskatchewan. A Surface Lease is for a period of time, up to a maximum of 33 years, as is necessary to allow the lessee to operate its mine and thereafter to carry out the reclamation of the lands involved. Surface Leases are also used by the province of Saskatchewan as a mechanism to achieve certain environmental protection, radiation protection and socioeconomic objectives and as a result contain certain undertakings in this regard.
The Company’s Saskatchewan uranium mining, milling and exploration properties are located on traditional lands of First Nations. Cameco has received formal demands from the English River First Nation (the “ERFN”) and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan.
In February 2004, Cameco received correspondence from the ERFN asserting a right to be consulted with respect to the use of its traditional lands, which includes the McArthur River operations. In December 2006, Cameco received a copy of correspondence sent by the ERFN’s legal counsel to various provincial government Ministers. In the correspondence, the ERFN indicated that if the government issued any further permits without appropriate consultation and notification, the ERFN would “take appropriate actions to prevent the permit holders from intruding on their property.”
In January 2005, the Métis Nation of Saskatchewan made an assertion similar to that made by the ERFN. The Métis Nation also threatened non-violent civil disobedience that could have had a negative impact on Cameco’s operations. In February 2005, the Métis Nation of Saskatchewan stated that, in order to pressure the Province of Saskatchewan to meet its demands, it would establish road blockades at junctions of certain provincial highways near Key Lake. As the threatened road blockades could have resulted in Cameco ceasing milling and mining operations at Key Lake and McArthur River, Cameco obtained an injunction from the Saskatchewan Court of Queen’s Bench, prohibiting the Métis Nation of Saskatchewan from proceeding with the road blockade.
In addition, the ERFN has selected claims for Treaty Land Entitlement (TLE) designation that include the surface lands covering the Millennium uranium deposit. The Saskatchewan government rejected this selection (December 2008). However, the ERFN has challenged that rejection in the courts. Similarly, the Peter Ballantyne Cree Nation has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture, but the Province rejected this selection. The TLE process does not affect the rights of Cameco’s mining joint ventures. However, it may impact the surface rights and benefits ultimately negotiated as part of the development of Millenium and Dawn Lake. Cameco is monitoring developments on the TLE land issue.
It is generally acknowledged that First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty benefits and reserve lands. However, First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. Some First Nations dispute the fact that their ancestors ceded any title to the land at all. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
Awareness of aboriginal claims and the legal issues associated with them is an integral part of exploration, development and mining in Canada and Cameco is committed to managing these issues effectively. While Cameco cannot by itself wholly fulfil the governments’ duty to consult, Cameco expects that at least some of its initiatives vis-à-vis First Nations will be regarded as delegated ‘procedural aspects’ of the Province’s duty to consult. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with First Nation and Métis title claims and related consultation issues.
     US Operations
The Company’s uranium reserves and resources in the US are held by subsidiaries and are located in Wyoming and Nebraska. The right to mine or develop minerals is acquired either by leases from the fee simple owners (private parties
2009 Cameco Annual Information Form

or the state) or mining claims located on property owned by the US Federal Government. In addition, the Company’s subsidiaries acquire surface leases that allow well field installation and operation to permit the mining of the uranium reserves by ISR methods.
Canadian Royalties and Certain Taxes
Cameco pays royalties to the province of Saskatchewan on the sale of uranium extracted from ore bodies within the province under the terms of Part III of the Crown Mineral Royalty Schedule, 1986 (Saskatchewan) (the “Schedule”), as amended. The Schedule provides for the calculation and payment of both a basic royalty and a tiered royalty. The basic royalty is equal to 5% of gross sales of uranium and is reduced by the Saskatchewan resource credit, which is equal to 1% of the gross sales of uranium.
The tiered royalty is an additional levy on the gross sales of uranium, which applies only when the sales price of uranium exceeds levels prescribed by the Schedule. Uranium sales subject to the tiered royalty are first reduced by capital allowances, as permitted by the Schedule, for new mine or mill construction and certain mill expansion. Additions of capital allowances for new mines and mills are determined using amounts prescribed by the Schedule based on the design capacity of the new facility, and not on the actual construction costs. The aggregate of the allowances less any allowance deductions determines the balance in the capital recovery bank (the “CRB”). When the allowable annual deduction from the CRB is fully maximized or the CRB is reduced to zero, tiered royalties become payable. Both the sales prices at which tiered royalties become payable and the CRB, as defined in the Schedule, are adjusted annually to reflect changes in the Canadian gross domestic product.
The tiered royalty is calculated on the positive difference between the sales price per pound of U3O8 and the prescribed prices according to the following:

	Tiered	Canadian Dollar ($/lb U3O8)
	Royalty Rate	Sales Price in Excess of:
	6%	$17.82
Plus	4%	$26.74
Plus	5%	$35.65
The above sales prices are applicable to 2009 and are in Canadian dollars. The index value required to calculate 2010 rates is expected to be published in April 2010.
For example, if the sales price realized by Cameco was $40 per pound in Canadian dollars, the tiered royalty payable would be calculated as follows (assuming all capital allowances have been reduced to zero):
[6% x ($40.00 – $17.82) x pounds sold] + [4% x ($40.00 —
$26.74) x pounds sold] + [5% x ($40.00 - $35.65) x pounds sold]
= $2.0787 x pounds sold
In 2007, Cameco’s CRB was fully claimed and therefore Cameco was subject to tiered royalties starting in that year. Cameco will be eligible for additional capital allowances, as permitted by the Schedule, once Cigar Lake commences production at which time Cameco expects to not pay tiered royalties until the additional allowances are fully exhausted.
Cameco is no longer subject to capital taxes on paid-up capital (as defined for capital tax purposes in the relevant provincial legislation) in respect of its Canadian operations. These taxes have been eliminated. As a resource corporation in Saskatchewan, Cameco pays a corporate resource surcharge of 3.0% of the value of resource sales.
Canadian Income Taxes
Cameco is subject to federal and provincial (Saskatchewan and Ontario) income tax in Canada. Current income tax expense for 2009 was $17 million.
2009 Cameco Annual Information Form

Royalties are fully deductible for income tax purposes. For Ontario tax purposes, an additional tax is charged (at normal Ontario corporate tax rates) if the royalty deduction exceeds a notional Ontario resource allowance. Also, Cameco’s Ontario fuel services operations and Bruce Power are eligible for the manufacturing and processing tax credit.
In 2008, as part of the ongoing annual audits of Cameco’s Canadian tax returns, Canada Revenue Agency (“CRA”) disputed the transfer pricing methodology used by Cameco and its wholly-owned Swiss subsidiary, Cameco Europe Ltd., in respect of sale and purchase agreements for uranium products for the years 2003 and 2004. Cameco believes it is likely that CRA will reassess Cameco’s tax returns for the years 2005 through 2009 on a similar basis. Cameco’s view is that CRA is incorrect and is contesting its position. In July 2009, Cameco filed its Notice of Appeal relating to the 2003 reassessment with the Tax Court of Canada. However, to reflect the uncertainties of CRA’s appeals process and litigation, Cameco has decided to increase its reserve for uncertain tax positions by $9 million in 2009. Cameco believes that the ultimate resolution of this matter will not be material to its financial position, results of operations or liquidity over the period. However, an unfavourable outcome for the years 2003 to 2009 could be material to Cameco’s financial position, results of operations or cash flows in the year(s) of resolution. See Note 18 to the 2009 Financial Statements.
US Taxes
In Wyoming and Nebraska, Cameco subsidiaries pay severance taxes and property taxes. The total of these taxes paid in 2009 was $3.7 million (US).
The Company’s US subsidiaries are subject to US federal and state income tax. They may also be subject to Alternative Minimum Tax (AMT) at a rate of 20%. AMT paid in prior years may be carried forward indefinitely to be applied as a credit against future regular income taxes. Current income tax expense for 2009 was nil.
Kazakhstan Taxes
(See Mining Properties — Inkai above)
Employees
At December 31, 2009, Cameco and its subsidiaries had 3,150 employees (this number does not include JV Inkai employees). Of this total, 847 employees are represented by four separate locals of the United Steelworkers trade union. Following a three month strike at CFM in 2009, a new three-year collective agreement for the bargaining unit employees at CFM was signed, which expires on June 1, 2012. The collective agreement for the bargaining unit employees at the McArthur River and Key Lake operations expired on December 31, 2009 and negotiations for a new agreement are currently ongoing. The collective agreements for each of the two bargaining unit employees at the Port Hope conversion facility expire on June 30, 2010.
BRUCE POWER LP — NUCLEAR ELECTRICAL GENERATION

Overview
          Business
Cameco, through subsidiaries, owns a 31.6% limited partnership interest in BPLP. BPLP’s primary business is the generation and sale of electricity into the Ontario wholesale market. Electricity from the Bruce site is currently generated by four Bruce B and two Bruce A nuclear-powered units. The Bruce B nuclear units and two Bruce A units have capacity to supply about 20% of Ontario’s electricity needs. As of October 31, 2005, BPLP was restructured and a new Bruce Power A Limited Partnership (“BALP”) was formed to hold a sublease for the two Bruce A nuclear-powered units that have been operating and two additional Bruce A units that are presently undergoing refurbishment. Cameco no longer holds an interest in the four Bruce A units and does not have any ownership interest in BALP.
Nuclear generation harnesses the energy released during controlled nuclear fission reactions to produce steam that is used to drive turbines to generate electricity. Nuclear generation has two main advantages: it is a relatively low marginal-cost
2009 Cameco Annual Information Form

production technology and it produces virtually no SOx, NOx, CO2 or mercury. The latter advantage is increasing in significance as governments implement stricter air emission standards.
Nuclear stations have greater operational, maintenance, waste and decommissioning costs and have greater initial capital development costs than other generation technologies. This reflects the complexity of the technical processes that underlie nuclear power generation and additional design, security and safety precautions that are taken to protect the public from potential risks associated with nuclear operations. Offsetting these cost factors is the relatively low cost of nuclear fuel compared with fossil fuel costs. In general, BPLP’s nuclear stations have a lower operating cost per megawatt-hour of electricity produced than fossil fuelled facilities.
     Acquisition of Interest
In 2001, Cameco, through a subsidiary, acquired an initial 15% limited partnership interest in BPLP, an Ontario limited partnership, and directly acquired a 15% shareholding interest in Bruce Power Inc., the general partner of BPLP. BPLP concurrently entered into agreements with Ontario Power Generation Inc. (“OPG”) and certain of its subsidiaries to lease and operate the Bruce A and B nuclear-powered units and related facilities located in south-western Ontario.
Subsequently, in February 2003, British Energy plc (“BE”) sold a 79.8% limited partnership interest in BPLP to a consortium of Cameco, TransCanada PipeLines Limited (“TransCanada”), and BPC Generation Infrastructure Trust (“BPC”), a trust established by the Ontario Municipal Employees Retirement System. This brought Cameco’s total indirect limited partnership interest in BPLP to 31.6%. Cameco concurrently increased its shareholding interest in Bruce Power Inc. from 15% to 33.3%. Cameco acquired these interests from an affiliate of BE and paid approximately $204 million.
Concurrently, TransCanada, through a subsidiary, and BPC each acquired a 31.6% limited partnership interest in BPLP and a 33 1/3% shareholding interest in Bruce Power Inc. from the same BE affiliate. The Power Workers’ Union and The Society of Energy Professionals increased their collective limited partnership interest in BPLP to 5.2%, by acquiring BE’s remaining 2.6% limited partnership interest in BPLP as part of the same transaction.
Following closing, Cameco continued as BPLP’s fuel manager (see Cameco Fuel Management below).
     2005 Bruce Power Restructuring
In October 2005, BPLP was restructured and concurrently announced a new arrangement with the Ontario government to increase output of the four Bruce A reactors. Under the restructuring agreements, BALP was formed and the four Bruce A reactors were subleased by BPLP to BALP.
Cameco maintained its 31.6% interest in BPLP, which is responsible for the overall management of the Bruce site and leases the four Bruce B reactors. BPLP received certain payments in consideration for entering into the sublease with BALP, for the assets transferred to BALP and for refurbishing and unit costs already incurred by BPLP. As a result, BPLP paid a special distribution to its limited partners of which Cameco received $200 million. Day to day operations at the Bruce Power site were unaffected by this reorganization.
Under the new restructuring agreements, the electricity output from the Bruce B units will continue to be sold primarily either into the Ontario spot market or directly to various customers under long-term, fixed price contracts, at the discretion of BPLP.
BPLP has an agreement with the Ontario government that extends to 2019. Under the agreement, output from the B reactors is supported by a floor price (currently $48.76/MWh) that is adjusted annually for inflation. Revenue is recognized monthly, based on the positive difference between the floor price and the spot price. BPLP does not have to repay the revenue to the extent that the floor price exceeds the average spot price for the year.
The agreement also provides for payment if the Independent Electricity System Operator reduces BPLP’s generation because Ontario baseload generation is higher than required. The amount of the reduction is considered ‘deemed generation’, and BPLP is paid either the spot price or the floor price — whichever is higher.
2009 Cameco Annual Information Form

During 2009, BPLP recognized revenue of $514 million under the agreement with the Ontario government.
Cameco’s total commitment for financial assurances given on behalf of BPLP is estimated to be $230 million at December 31, 2009. These financial assurances include financial assurances given to the CNSC in support of BPLP’s operating licence, guarantees in favour of OPG under the Lease (as defined below), and guarantees in support of BPLP’s power purchase agreements with customers. This last commitment is subject to adjustment as the actual amounts of financial assurances in support of power purchase agreements will fluctuate in response to wholesale electricity market price changes. As at December 31, 2009, the actual exposure was $87 million. See Note 26 to the 2009 Financial Statements.
The BPLP partners have agreed that all future excess cash will be distributed on a monthly basis and that separate cash calls will be made for major capital projects.
     Bruce Power-OPG Lease
In May 2001, BPLP signed agreements with OPG to lease and operate the Bruce A and B nuclear powered units and related facilities in south western Ontario. The initial lease period expires in 2018. BPLP has the right to extend the lease and certain related agreements for up to an additional 25 years. The lease was amended in January 2002, in 2003 as part of the 2003 acquisition from BE described above, and again in 2005 as part of the 2005 BPLP restructuring described above (as amended, the “Lease”).
Under the Lease, decommissioning liabilities are the responsibility of OPG and are covered by the Lease payments. During the initial term, the Lease provides for limited adjustments to the base rent every five years. These limited adjustments are based on a maximum of 50% of the present value of any increase of the anticipated cost of decommissioning the Bruce Power facility discounted to January 1, 2001, determined using predetermined principles and assumptions.
In 2006, OPG completed its first five year review of the anticipated cost of decommissioning and proposed an increase to the annual base rate of $14.8 million over the remaining initial term of the Lease. BPLP disagreed with the proposal. In October 2008 the matter was resolved with no increase in the base rent payable unless one of the following events occurs: (i) a material event of default under the Lease prior to June 30, 2007; (ii) BPLP fails to renew the Lease past 2027; or (iii) BPLP terminates the Lease prematurely upon 12 months notice to OPG because it determines that the continued operation is no longer economically viable. If one of the events occurs, BPLP would be required to pay the increase in the annual base rent requested by OPG, including from prior years.
In addition to the base rent, annual supplemental rent, which is subject to escalation by inflation, per operating reactor is payable. In 2009, the aggregate of these rent payments was approximately $129 million. There are no adjustments to either base rent or supplemental rent with respect to used nuclear fuel liabilities during the initial term of the Lease. BPLP also has the right to terminate the Lease if the continuing operation of the facility is no longer economically viable, subject to a Lease termination fee of $175 million, certain ongoing operational requirements during handover and certain shut-down conditions prior to handover. Cameco has severally guaranteed BPLP’s performance of these obligations.
The Generating Facilities
     Overview
The Bruce nuclear generating stations, located approximately 250 kilometres northwest of Toronto on Lake Huron, consist of eight CANDU reactors. The four Bruce B reactors, with a combined net generating capacity of about 3,260 megawatts, were commissioned between 1984 and 1987. The four Bruce A reactors, with a combined generating capacity of about 3,000 megawatts, were commissioned between 1977 and 1979 and removed from service by OPG between 1995 and 1998. BPLP returned two of the Bruce A reactors to service, with a combined net generating capacity of 1,500 megawatts. As described above, in October 2005 BPLP was restructured and the four Bruce A reactors were subleased to BALP. Cameco does not have any ownership interest in BALP. An average capacity factor of 87% was achieved by BPLP during 2009, which was the same as that achieved in 2008.
2009 Cameco Annual Information Form

In 2009, BPLP’s capital expenditures were about $123 million. In 2010, this capital expenditure program is expected to total $130 million.
     New Fuel Program
As part of its Bruce B power uprate project, BPLP had initiated plans to refuel the Bruce B units with modified fuel containing SEU and Blended Dysprosium Uranium (“BDU”). This refuelling was planned to commence in 2008, but now has been delayed, as outlined below. Prior to 2004, all of the four Bruce B units were operating at 90% of maximum power, based upon an operating limitation imposed by the CNSC. This limitation was placed on the reactors when studies revealed that emergency shutdown systems may not provide sufficient safety margins for certain low probability events. The operating limitation ensures that the necessary safety margin is maintained. The use of the modified fuel was intended to restore the safety margins of the reactors and allow them to operate at their design capacity. Currently, the Bruce B units are operating safely with reduced operating margins. The Bruce A1 and A2 units are scheduled to be restarted in 2012 and the initial fuel cores will be comprised entirely of fuel bundles containing natural uranium. In 2009, work on the implementation of the new fuel design was suspended. Bruce Power continues to evaluate alternative approaches that include modifications to the shutdown systems and minor modifications to the existing fuel design that will effectively address the issues noted above.
BPLP has successfully taken other steps to partially restore power rating at the Bruce B units. In 2004, the CNSC approved the operation of the Bruce B units at up to 93% maximum power on the basis of improved safety margins attributed to completion of the fuel core reordering program. Bruce B units 5, 6 and 7 have achieved this power uprate with Bruce B unit 8 scheduled for the first half of 2010.
While the delay in deployment of mitigating actions outlined above is not expected to result in any derating of the Bruce B reactors due to the low probability event margins, it remains possible that the units could experience significant derating in the future due to this issue. However, some small, marginal deratings are also possible to maintain the operating safety margins as the units continue to age.
     Operating Life Assessment
The initial estimated operating life for Bruce’s nuclear units was 30 years. OPG undertook a comprehensive inspection and testing program in order to ascertain the physical condition of its nuclear generating assets, including the Bruce units, and BPLP has continued that program, partially by way of contract with OPG. BPLP’s current operating life estimates for the Bruce B units are based on the results of this program to date and on the previous operating history of the units. BPLP estimates that the operating life of Bruce B unit 8 will end about mid-2020. The operating life for the other three B units is expected to end during 2018 to 2019. BPLP is examining the possibility of extending the operating life of the Bruce B units.
BPLP has been assessing the condition of key components of the Bruce B units including its steam generators, fuel channels and feeder pipes. As of December 31, 2009, 100% of BPLP’s steam generators (with 100% of the areas of the inner tubes likely to experience degradation) had been inspected and the present condition of these components has been ascertained with a reasonable degree of certainty. On the basis of the steam generator program inspection results, periodic cleaning, repairs and internal modifications have been deemed necessary to slow down the degradation rates and restore unit reliability. BPLP is implementing comprehensive operation and maintenance life cycle management plans for its units aimed at enabling the steam generators to operate for the expected life of the units. Current estimates of the steam generator life are within the estimated operating lives of the units. In 2003, inspections on Bruce B Unit 8 identified some erosion on support plates in three of the eight steam generators. Repairs were made and no damage to the boiler tubes was detected. Inspections on the other units have found no similar conditions and follow-up inspections on Unit 8 did not show any further significant degradation. Further inspections during 2009 confirmed that the mitigating actions taken to date appear to have been effective at arresting the erosion on these support plates.
Current inspections support the engineering assessment of the fuel channels lasting until the end of the estimated operating lives for the Bruce B units. In 2001, maintenance activities commenced to reposition the support springs in the fuel channels in order to ensure end of life projections are achieved. This corrective measure is also required for Bruce
2009 Cameco Annual Information Form

Unit 8. Because this unit has tight fitting garter springs, new tooling to locate and move these springs is currently in development and targeted for implementation in 2012.
Feeder pipes are part of the system that transports the heat generated by the nuclear reactor to the steam generators, using the heavy water coolant. Thinning of feeder pipes occurs to varying degrees in all Bruce’s reactors. Extensive inspections have been carried out to establish the current condition of the feeder pipes of the Bruce units. Feeder pipe thinning and degradation are phenomena common to CANDU reactors and is the subject of industry studies and monitoring. However, compared to other CANDU units, they have occurred to a lesser extent at Bruce B due to a combination of lower operating stresses and, to a limited extent, the derating of the units. The feeder pipes are not expected to limit the life of the units, although it is expected that some feeder pipes will require replacement. In addition, in order to extend the units operating lives, some feeder pipes may have to be replaced and upgraded.
Cracking of feeder pipes has been experienced at two CANDU plants located outside Ontario. The affected sections of pipe were replaced and the units were returned to service. BPLP has not experienced any feeder pipe cracking at any of its reactors but is carrying out inspections during planned outages. The scale of these inspections has been increased in response to these external events. BPLP is also participating in research and development with other CANDU operators to establish the degradation mechanisms.
     CANDU Technology
The Bruce A and B units are CANDU reactors. CANDU is a pressurized-heavy-water, natural-uranium power reactor first designed in the 1960s by a consortium of Canadian government agencies and private industry. All commercial nuclear reactors in Canada use the CANDU technology. It is also the power-reactor product marketed by Canada abroad. CANDUs are currently operating in Ontario, Quebec, New Brunswick, Argentina, Romania, South Korea and China.
CANDU reactors are unique in their use of natural-uranium as fuel and deuterium oxide, or heavy water, as both a moderator to slow down the fission process and a heat transfer medium within the reactor. The refuelling system is also unique compared to light water reactors in that the CANDU reactors can be refuelled at full power. Notwithstanding that CANDU reactors can be refuelled without being shut down, the number of outage days per year for Bruce’s CANDU reactors currently tends to be greater than the average number of outage days per year for light water reactors, primarily due to maintenance and repair work required for pressure tubes and feeders, which are not used in light water reactors.
All of the Bruce reactors have two physically separate and independent systems designed to shut down the reactor within two seconds of being activated. Each of these systems is independent of the primary control systems and includes multiple sensors for detecting emergency conditions. The Bruce reactors also have an emergency core coolant injection system, which would be activated in the event of a pipe break in the reactor coolant system. In addition, all of the Bruce reactors have a negative pressure containment system designed to keep radioactive material safely contained.
     Employees
BPLP has approximately 3,700 employees. Most of them are unionized. The PWU and the Society of Energy Professionals Collective Agreements expire in December 2010. Under the 2005 restructuring agreements, all employees remain with BPLP and all employee costs are apportioned between BPLP and BALP.
Cameco Fuel Management
Cameco is BPLP’s fuel manager. This includes the supply by Cameco of all uranium concentrates and UO2 conversion services required for the Bruce B nuclear generating stations, making BPLP a significant customer for Cameco’s core products. Cameco is also responsible to procure nuclear fuel for BALP. This includes the provision of UO2 conversion services and the procurement or supply to BALP of a portion of its uranium concentrates.
CFM has two fuel manufacturing services agreements covering all of BPLP’s and BALP’s fuel manufacturing requirements until 2018 for BPLP and until 2030 for BALP. Under these agreements, CFM will manufacture UO2 provided by Cameco into fuel bundles for the Bruce A and B units.
2009 Cameco Annual Information Form

While CFM’s Port Hope plant was being modified to produce fuel bundles containing SEU, at BALP’s request these modifications have been put on hold. (see Uranium Fuel Conversion Services — Operations above).
OPG Services to Bruce Power
As part of the 2001 OPG-BPLP transaction, OPG agreed to provide certain services to BPLP. Some of these services are required in order for BPLP to comply with CNSC operating licences. The material short-term OPG services include fuel channel inspection and maintenance services. These services may be terminated upon 24 months prior notice by either BPLP or OPG. The material long-term OPG services include services relating to the supply, delivery and processing of heavy water for use in the Bruce nuclear units, low level and intermediate waste storage and disposal services, and collection and storage of used fuel bundles generated from the operation of the Bruce nuclear units as further described below in Nuclear Waste Management and Decommissioning.
Nuclear Waste Management and Decommissioning
As they operate, the Bruce nuclear units generate:
•	used nuclear fuel bundles (“high-level radioactive waste”);

•	other material that has come in close contact with reactors but is less radioactive than used nuclear fuel bundles, such as ion exchange resins and other structural material and reactor equipment, including pressure tubes (“intermediate-level radioactive waste”); and

•	material used in connection with station operation that is not highly radioactive (“low-level radioactive waste”).
Used nuclear fuel bundles from the Bruce reactors are temporarily stored in water-filled pools (“wet bays”) at the Bruce nuclear stations for a cooling off period of at least ten years during which their radioactivity substantially decreases. OPG has constructed a dry storage facility on a part of the Bruce site not leased to BPLP. After the cooling off period, used nuclear fuel bundles will be transferred to above ground concrete canisters at OPG’s dry storage facility. In-station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers were completed in 2002. When originally constructed, the wet bays at Bruce A and B had sufficient capacity to store used nuclear fuel bundles for up to 15 to 20 years of operation. The Bruce B wet bays are at or near full capacity, but in 2003, OPG started transferring the used fuel bundles to its dry storage facility.
OPG assumes title to the used nuclear fuel bundles discharged from the Bruce reactors during the term of the Lease. At its expense, OPG is responsible for the disposal of these nuclear fuel bundles for which it receives a fee paid as supplemental rent under the Lease. OPG retains title to all used nuclear fuel bundles stored in the wet bays before May 11, 2001. While used nuclear fuel bundles are contained in the Bruce B wet bay, BPLP is responsible for their management. As noted in the above paragraph, in 2003 OPG started transferring the used fuel bundles to its dry storage facility.
During the term of the Lease, OPG has also agreed to take title to, store and dispose of all of BPLP’s low and intermediate-level radioactive waste at OPG’s radioactive waste management facility at the Bruce site. OPG retains title to all low and intermediate-level radioactive waste generated before May 11, 2001.
Under the Lease, OPG, as the owner of the Bruce nuclear plants, is responsible for decommissioning of the eight Bruce nuclear units and for funding and meeting other requirements relating thereto that the CNSC may require of Bruce Power as licensed operator of the Bruce nuclear plants. OPG is also responsible for managing radioactive waste associated with decommissioning of the Bruce nuclear plants.
There is no facility in Canada for the permanent disposal of used nuclear fuel. The Nuclear Fuel Waste Act, implementing the federal government’s nuclear fuel waste management strategy, came into force in November 2002. As required by this legislation, owners of used nuclear fuel in Canada established the Nuclear Waste Management Organization (“NWMO”) with a mandate to manage and co-ordinate the full range of activities relating to the long-term
2009 Cameco Annual Information Form

management of used nuclear fuel. In late 2005, after a three year study, the NWMO presented its report and recommendations to the federal government on the long-term management of used nuclear fuel. The NWMO recommended adaptive phased management with the objective of centralizing all of Canada’s used nuclear fuel in one location, and isolating and containing it deep underground in a suitable rock formation. In June 2007, the federal government announced it had accepted the NWMO’s report and recommendations. The NWNO is commencing the design of a site-selection process. Throughout this process, the federal government will continue to provide oversight as required by the Nuclear Fuel Waste Act. In addition, this legislation also required the owners of used nuclear fuel, including OPG, to establish a trust fund with a Canadian financial institution and make specified deposits. As OPG is the owner of the used nuclear fuel bundles discharged from the Bruce units, it, not BPLP, is subject to these financial contribution requirements.
Federal Regulation
BPLP’s operations are heavily regulated. The CNSC, an agency of the federal government, regulates construction, equipment, safety systems and operating limits for the Bruce nuclear generation stations through its powers under the NSCA (see Government Regulation — Canadian Uranium Industry Regulation above). Under licences issued by the CNSC, BPLP is required to report regularly on operations to the CNSC, which monitors the safety performance of the Bruce nuclear generating stations. In addition, BPLP is subject to the Nuclear Liability Act (“NLA”), as well as other legislation associated with labour and environmental matters.
In 2009, CNSC renewed BPLP’s licence to operate the “A” and “B” reactors, granting it a five year licence through October 31, 2014. Financial assurances previously required by the CNSC were determined by the commission to be adequately covered by the preliminary decommissioning plan and the financial assurances provided to OPG under the lease agreement between OPG and Bruce Power and therefore financial assurances to the CNSC were no longer required under the Bruce Power operating licence. Under the 2005 Bruce Power restructuring agreements, Cameco is indemnified by BALP for any calls on the assurances resulting from operation of the Bruce A units.
The NLA requires operators of nuclear generating facilities to purchase nuclear liability insurance from the Nuclear Liability Association of Canada in amounts specified in the NLA. Currently, the NLA requires the operator of nuclear stations to maintain, for each of its nuclear stations, insurance of $75 million for liability imposed under the NLA. Under Part I of the NLA, an operator is strictly liable for any damage to property of, or personal injury to, the public arising from a nuclear incident (as defined in the NLA), other than damage resulting from sabotage or acts of war. If, in the opinion of the Governor in Council, an operator’s liability could exceed $75 million in respect of a nuclear incident, or it would be in the public interest to do so, the Governor in Council may proclaim Part II of the NLA in effect. Under Part II of the NLA, an operator’s liability is effectively limited to the amount of such insurance and the Governor in Council may authorize funds to be paid by the federal government for claims in excess of that amount. In October 2007, the federal government introduced legislation in the House of Commons that would significantly amend the NLA, including by requiring the operator to maintain, for each of its nuclear stations, $650 million of insurance for liability imposed under the NLA. Before this legislation was approved, Parliament was dissolved because of the federal election. While this legislation has not yet been reintroduced for Parliamentary approval, BPLP expects that it will be. If the legislation becomes law, this would result in a significant increase in the insurance coverage that BPLP must obtain as well as the cost of that insurance coverage.
Ontario’s Electricity Regulation
This section summarizes the key impacts of the Ontario regulatory framework that applies to BPLP’s marketing of electricity. BPLP sells electricity into the wholesale spot market and contract market. In Ontario, political risk results from uncertainty over the future direction of government energy policies.
The actions of the Ontario government have impacted the wholesale market where BPLP sells most of its production. The Ontario government took steps in 2005 and in February 2006 to mitigate the impact of increases in electricity price on the approximately 55,000 large industrial and commercial customers in Ontario who consume more than 250,000 kilowatt hours per year. These actions involve regulating the price of electricity produced by OPG’s base load nuclear and hydro assets and establishing revenue limits on the output of certain of OPG’s other assets. Bruce Power expects these actions to depress the wholesale contract market, which remains unregulated.
2009 Cameco Annual Information Form

BPLP engages in risk management activities, including trading of electricity and related contracts, to mitigate these risks. BPLP receives a reliable stream of revenue from fixed-price contracts. Approximately 57% of BPLP’s output was sold under fixed-price contracts in 2009. BPLP also sells electricity on the open spot market. Prices are determined by bids from suppliers and buyers that reflect changes in supply and demand by the hour. In addition, BPLP has an agreement with the Ontario government that provides floor price protection for output from Bruce B reactors. (See Overview — 2005 Bruce Power Restructuring for further information).
Demand erosion continues to dominate Ontario, which has resulted in partial loss of industrial and wholesale demand. Since 2004 wholesale load has decreased significantly and in 2009 Ontario demand was down by approximately 6% or 10 TWh in comparison to 2008. BPLP continues to implement a diversified contracting strategy that hedges output against exposure to Ontario low spot prices by sales into the retail contract market and into neighbouring jurisdictions such as the NYISO market place.
There is a risk that the Ontario government could regulate the wholesale market in the future. This would limit the upside potential for BPLP’s revenue. Given the need to replace or augment generating capacity in Ontario, the need to attract new investment and market structure changes made by the government, Cameco believes the risk of the government regulating the wholesale market is low.
Reinforcement of the transmission system from the Bruce Power site is necessary once all eight Bruce units are back in service and the expected wind powered facilities in the Bruce area are operational. This reinforcement is to be achieved by the addition of a new 500KV line between Bruce and Milton, essentially doubling the current transmission capacity. Hydro One has obtained approval to construct this line from the Ontario Energy Board. A condition of this approval is that Hydro One is required to successfully complete the environmental assessment process prior to beginning any construction activity on the new line. The transmission reinforcement is planned to be in-service by 2012.
In February 2001, the OEB issued a generation licence for Bruce Power Units 1 to 8, which expires in February 2019. The licence includes authorization for Bruce Power to act as a wholesaler of electric power.
RISK FACTORS

The businesses in which Cameco participates are subject to certain risks. The risks described below are not the only risks facing Cameco and other risks now unknown to Cameco may arise or risks now thought to be immaterial may become material and adversely affect Cameco’s business, financial condition, results of operation, cash flows and prospects. Some of the risks described below are only applicable to certain of Cameco’s business interests, while others are generally applicable. No guarantee is provided that other risks will not affect the Company in the future. This discussion of risks should be read in conjunction with the discussion of risks in Cameco’s 2009 MD&A. If any of those risks actually occur, Cameco’s business, financial condition, results of operation, cash flows and prospects could be harmed. In addition, Cameco discloses statements and information which are neither about the present nor historical facts, and therefore are forward-looking. This forward-looking information is based upon a number of assumptions which may prove to be incorrect and there are risks that could cause results to differ materially, including the risks described below. (See Caution Regarding Forward-Looking Information and Statements.) As the context requires for the following information, reference to the Company or Cameco also includes Cameco’s direct and indirect subsidiaries.
Risks Relating to Cameco Generally
     Cameco is subject to a number of operational risks and Cameco may not be adequately insured for certain risks
Cameco’s business is subject to a number of risks and hazards, including environmental pollution, accidents, incidents or spills (including hazardous emissions from Cameco’s Port Hope conversion facilities such as a UF6 release or a leak of anhydrous hydrogen fluoride used in the UF6 conversion process); industrial and transportation accidents, which may involve radioactive or hazardous materials; unexpected labour shortages, disputes or strikes; cost increases for contracted and/or purchased goods and services; shortages of required materials and supplies (including the availability of acid for JV Inkai’s operations in Kazakhstan and hydrofluoric acid at the Port Hope UF6 conversion plant); electrical power interruptions; mechanical and electrical equipment failure; catastrophic accidents; fires; blockades or other acts of social
2009 Cameco Annual Information Form

or political activism; changes in the regulatory environment; impact of non-compliance with laws and regulations; natural phenomena, such as inclement weather conditions, floods, underground floods, earthquakes, ground movements, tailings pipeline and dam failures and cave-ins; encountering unusual or unexpected geological or hydrological conditions; adverse mining conditions; and technological failure of mining methods. Cameco also contracts for the transport of its uranium and uranium products to refining, conversion, fuel manufacturing, enrichment and nuclear generation facilities in North America and Europe, as well as processing facilities in Kazakhstan, which exposes the Company to transportation risks.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, Cameco’s uranium properties and refining, conversion and fuel manufacturing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from Cameco’s mines and mills or from Cameco’s refining, conversion and fuel manufacturing facilities or in Cameco’s exploration or development activities, costs, monetary losses and potential legal liability and adverse governmental action, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
Although Cameco maintains insurance to cover some of these risks and hazards in amounts Cameco believes to be reasonable, subject to applicable deductibles, this insurance may not provide adequate coverage in all circumstances. No assurance can be given that Cameco’s insurance will continue to be available, or that it will continue to be available at economically feasible premiums, or that it will provide sufficient coverage for losses or liabilities related to these or other risks and hazards, or that Cameco will maintain such insurance.
Also, Cameco may be subject to liability or sustain losses in relation to certain risks and hazards against which Cameco cannot insure or which Cameco may elect not to insure. This lack of, or insufficiency of, insurance coverage could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Governmental Regulation and Policy Risks
Cameco’s operations and exploration activities, particularly uranium mining, refining, conversion, fuel manufacturing and transport in Canada and the United States, are subject to extensive laws and regulations. Such regulations relate to production, development, exploration, exports, imports, taxes and royalties, labour standards, occupational health, waste disposal, protection and remediation of the environment, decommissioning and reclamation, safety, toxic substances, transportation, emergency response, and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and refining and other facilities. It is possible that the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision whether to continue to operate existing mines, ore refining and other facilities or whether to proceed with exploration or development of properties. The Company expends significant financial and managerial resources to comply with such laws and regulations. Cameco anticipates it will have to continue to do so as the historic trend toward stricter government regulation will likely continue. Since legal requirements change frequently, are subject to interpretation, and may be enforced in varying degrees in practice, Cameco is unable to predict the ultimate cost of compliance with these requirements or their effect on operations.
The foregoing uncertainties and changes in governments, regulations and policies and practices could materially and adversely affect the Company’s cash flows, earnings, results of operations and financial condition in a particular period or its long term business prospects.
The development and operation of mines and other facilities is contingent upon governmental approvals, licences and permits which are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The receipt, duration and renewal of such approvals, licences and permits are subject to many variables outside the Company’s control, including potential legal challenges from various stakeholders such as environmental groups, non-government organizations or aboriginal groups claiming certain rights with respect to traditional lands. Any significant delays in obtaining or renewing such approvals, licences or permits could have a material adverse impact on the Company.
2009 Cameco Annual Information Form

     Political Risk
Cameco owns 60% of JV Inkai which in turn owns the Inkai mine, located in the Republic of Kazakhstan, a developing country. Also, Cameco conducts, and has investments in companies that conduct, exploration activities in many developing countries around the world.
As such, these exploration activities are subject to the risk normally associated with the conduct of business in developing countries including: uncertain political and economic environments; strong governmental control and regulation; lack of an independent judiciary; war, terrorism and civil disturbances; crime; corruption; changes in laws or policies of a particular country, including those related to imports, exports, duties and currency; cancellation or renegotiation of contracts; royalty and tax increases or other claims by government entities, including retroactive claims; the risk of expropriation and nationalization; delays in obtaining or the inability to obtain or maintain necessary permits; currency fluctuations; high inflation; restrictions on local operating companies to sell their production offshore, and on the ability of such companies to hold US dollars or other foreign currencies in offshore bank accounts; import and export regulations, including restrictions on the export of uranium; limitations on the repatriation of earnings; and increased financing costs. The occurrence of one or more of these risks may have a material adverse impact upon Cameco’s financial condition, cash flows, results of operations and future prospects.
With respect to JV Inkai’s mining operations, the government of Kazakhstan has entered into a contract with JV Inkai and granted permits that enable it to conduct mining and exploration activities. Notwithstanding these arrangements, JV Inkai’s ability to conduct these activities is subject to renewal of permits or concessions and changes in government regulations. To maintain and increase Inkai mine production, both JV Inkai and Cameco require ongoing support, agreement and co-operation from KazAtomProm and the Kazakh government. Kazakh laws and regulations are still developing and their application can be difficult to predict. As a result, JV Inkai’s best efforts may not always yield full compliance with the law and non-compliance may have results which are disproportionate to the nature of the breach.
Amendments made to the Subsoil Law in 2007 allow the government to reopen subsoil use agreements in certain circumstances. In 2009, the Kazakh government passed a resolution whereby 231 blocks, including all three of JV Inkai’s blocks, were prescribed as strategic deposits. These two actions may increase the government’s ability to expropriate JV Inkai properties under certain circumstances. In 2009, the Resource Use Contract was amended to adopt the Tax Code at the request of the Kazakh government, even though the government had agreed to tax stabilization provisions in the original contract. A new subsoil use law has also been proposed. Cameco does not know if the Draft Subsoil Law will be adopted or what the final law, if passed, will contain. It is premature to make any assessment, but further changes to the Subsoil Law could increase Cameco’s risk. These developments are illustrative of increased political risk in Kazakhstan. Cameco believes that while operating in Kazakhstan today is challenging, it is manageable.
There can be no assurance that industries deemed of national or strategic importance like mineral production will not be nationalized. Government policy may change to discourage foreign investment, renationalization of mining industries may occur or other government limitations, restrictions or requirements not currently foreseen may be implemented. There can be no assurance that Cameco’s assets in Kazakhstan and other countries will not be subject to nationalization, requisition or confiscation, whether legitimate or not, by any authority or body. While there are provisions for compensation and reimbursement of losses to investors under such circumstances, there is no assurance that such provisions would be effective to restore the value of Cameco’s original investment or to fully compensate Cameco for the loss of the investment. Similarly, Cameco’s operations may be affected in varying degrees by government regulations with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, environmental legislation, mine safety and annual fees to maintain mineral properties in good standing. There can be no assurance that the laws in these countries protecting foreign investments will not be amended or abolished or that these existing laws will be enforced or interpreted to provide adequate protection against any or all of the risks described above. Furthermore, there can be no assurance that the Resource Use Contract with the government of Kazakhstan will prove to be enforceable or provide adequate protection against any or all of the risks described above.
Cameco has made an assessment of the political risk associated with each of its foreign investments and currently has political risk insurance to mitigate a portion of the losses. From time to time, Cameco assesses the costs and benefits of maintaining such insurance and may not continue to purchase the coverage. Furthermore, there can be no assurance that the insurance would continue to be available at any time or that particular losses Cameco may suffer with respect to its
2009 Cameco Annual Information Form

foreign investments will be covered by the insurance. These losses could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition if not adequately covered by insurance.
For a further discussion of the regulatory and political environment in Kazakhstan see The Nuclear Business — Mining Properties — Inkai — Project Description and Location.
     Cameco may experience difficulties with its joint venture partners.
Cameco operates McArthur River, Key Lake, Cigar Lake and Inkai through joint ventures with other companies. Cameco has entered into a number of other joint ventures and may in the future enter into additional joint ventures. Cameco is subject to the risks normally associated with the conduct of joint ventures. These risks include disagreement with a joint venture partner on how to develop, operate and finance a project, and compliance by Cameco with the operating requirements in joint venture agreements, and possible litigation between the joint venture partners regarding joint venture matters. These matters may result in material legal liability or may have an adverse effect on Cameco’s ability to pursue the projects subject to the joint venture, either of which could have a material adverse impact on Cameco’s cash flows, earnings, results of operations and financial condition.
     Litigation
Cameco and its subsidiaries are currently subject to litigation or threats of litigation and may be involved in disputes with other parties in the future that may result in litigation. The results of litigation cannot be predicted with certainty. If such disputes cannot be resolved favourably, it may have a material adverse impact on Cameco’s financial condition, cash flows and results of operations. See Legal Proceedings.
     Tailings Capacity Constraints
At the Key Lake mill, tailings from processing McArthur River ore are deposited in the Deilmann TMF. In February 2009, Cameco received regulatory approval for the deposition of tailings to a higher elevation in the Deilmann TMF. At current production rates, the approved capacity of the Deilmann TMF is now six years, assuming only minor storage capacity losses due to sloughing from the pit walls. Sloughing has occurred in the past, resulting in the loss of approved capacity. Significant sloughing would constrain McArthur River production.
Technical studies show that stabilizing and reducing water levels in the pit enhances the stability of the pitwalls, thereby reducing the risk of pitwall sloughing. In recent years, Cameco doubled dewatering treatment capacity, allowing Cameco to stabilize the water level in the pit, and has recently begun to reduce this water level.
In 2009, Cameco completed and received regulatory approval for an action plan for the long-term stabilization of the Deilmann TMF pitwalls. Cameco is now carrying out engineering required to implement this action plan. Cameco expects it will take approximately five years to complete the work.
Cameco also completed prefeasibility work to assess options for long-term storage of tailings at Key Lake. Cameco is proceeding with technical studies and environmental assessment work to support an application for regulatory approval to deposit tailings in the Deilmann TMF to a significantly higher elevation. This would provide enough tailings capacity for many years of mill production at Key Lake.
In 2009, Cameco completed the expansion of the RLITMF. As a result of the further extension of the mine life of the Eagle Point mine at Rabbit Lake, Cameco is working to increase tailings capacity. Cameco has undertaken a study to examine adding new tailings management capacity at Rabbit Lake. A new tailings management facility would require an environmental assessment.
Failure to maintain existing tailings capacity at the Deilmann TMF and RLITMF due to sloughing or other causes or failure to obtain or delay in obtaining regulatory approval for a new tailing management facility or to expand existing tailing capacity at the Deilmann TMF or RLITMF could constrain uranium production, which could have a material adverse impact upon Cameco.
2009 Cameco Annual Information Form

     Labour Relations
Cameco has unionized employees at McArthur River, Key Lake and Port Hope and at CFM’s facilities in Port Hope and Cobourg. The collective agreement for McArthur River and Key Lake unionized employees expired on December 31, 2009 and negotiations for a new agreement are currently ongoing. A new collective agreement covering Port Hope conversion facilities unionized employees was entered into during 2007, which expires in June 2010. A new collective agreement covering CFM unionized employees was entered into during 2009 and which expires in June 2012.
Any lengthy work interruptions arising from negotiating new collective agreements could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Imprecision of Reserve and Resource Estimates
The uranium mineral reserves and resources included herein are estimates, and no assurances can be given that indicated levels of uranium will be produced or that Cameco will receive the uranium price assumed in estimating these reserves. Such estimates are expressions of judgment based on knowledge, mining experience, success of planned mining methods, analysis of drilling results, and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included are well established and reflect management’s best estimates, by their nature mineral reserve and resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. Furthermore, fluctuations in the market price of uranium, as well as increased capital or production costs or reduced recovery rates, may render reserves uneconomic and may ultimately result in a reduction of reserves. Estimated mineral reserves may have to be recalculated based upon actual production experience. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The estimation of reserves or resources is always influenced by economic and technological factors, which may change over time, and the experience gained in use of a mining method. Failure to obtain or maintain necessary permits or government approvals or changes to applicable legislation could cause a reduction in mineral reserves.
Mineral resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. No assurances can be given that any mineral resource estimate will ultimately be reclassified as proven or probable reserves.
If Cameco’s reserve or resource estimates for its uranium properties are inaccurate or are reduced in the future, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Production Estimates may be inaccurate
Cameco prepares estimates of future production for particular operations. No assurance can be given that production estimates will be achieved. Expected future production estimates are inherently uncertain, particularly for periods extending beyond one year, and could materially change over time.
Uranium production estimates are based on, among other things, the following factors: the accuracy of reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour availability; access to the mine; facilities and infrastructure; sufficient materials and supplies on hand; the accuracy of estimated rates and costs of mining and processing; the accuracy of assumptions about the success of mining plans and availability of tailings capacity; and the assumption of ongoing timely regulatory approvals where these are required. In addition, production estimates for McArthur River assume a continued successful transition to new mining areas at McArthur River. Production estimates for Cigar Lake assume the successful completion of remediation and development activities.
Production estimates for uranium refining, conversion and fuel manufacturing are based on, among other things, the following factors: no disruption or reduction in supply from the Company’s or third party sources; and the accuracy of
2009 Cameco Annual Information Form

estimated rates and costs of processing. Production estimates for Inkai assume the necessary regulatory approvals are received to increase production to planned levels.
Cameco’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution, and metallurgical and other characteristics; mining and milling losses being greater than planned; short-term operating factors relating to the ore reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining, milling, uranium refining, conversion and fuel manufacturing; failure of mining methods and plans; failure to obtain and maintain the necessary regulatory approvals; lack of tailings capacity; natural phenomena, such as inclement weather conditions, floods, underground floods, earthquakes, tailings wall failures, ground movements and cave-ins; unexpected labour shortages or strikes; lack of success in transitioning to new mining areas at McArthur River and completing remediation and development activities at Cigar Lake; and interruption or reduction in production due to fires, failure of critical equipment, shortage of supplies or other unforeseen difficulties.
Failure to achieve production estimates could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Exploration and Development activities may not be successful
Exploration for and development of uranium properties involve significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral reserves and extract them, including expenses for drilling, constructing mining and processing facilities at a site, connecting to reliable infrastructure, developing metallurgical processes and extracting uranium from ore. Cameco cannot guarantee that its current exploration and development programs will result in profitable commercial mining operations or replacement of current production at existing mining operations with new reserves. Also, substantial expenses may be incurred on exploration projects that are subsequently abandoned due to poor exploration results or the inability to define reserves that can be mined economically.
Cameco’s ability to sustain or increase its present levels of uranium production is dependent in part on successful projects for the development of new ore bodies and/or expansion of existing mining operations. There are many risks and unknowns inherent in all projects. For example, the economic feasibility of projects are based upon many factors, including, among others: the accuracy of reserve estimates; metallurgical recoveries; capital and operating costs of such projects; government regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting, and environmental protection; and uranium prices, which are highly volatile. Projects are also subject to the successful completion of feasibility studies, agreement with joint venture partners to proceed with development, resolution of various fiscal, tax and royalty matters, the issuance of necessary governmental permits, acquisition of satisfactory surface or other land rights, availability of infrastructure, including for power and water, to support the project and availability of adequate financing to develop it.
Some projects have no operating history upon which to base estimates of future cash flow. Estimates of proven and probable reserves and cash operating costs are, to a large extent, based upon detailed geological and engineering analysis. Cameco conducts feasibility studies that derive estimates of capital and operating costs based upon many factors, including, among others: anticipated tonnage and grades of ore to be mined and processed; the configuration of the ore body; ground and mining conditions; expected recovery rates of the uranium from the ore; and anticipated environmental and regulatory compliance costs.
The capital expenditures and time required to develop new mines or other projects are considerable and changes in costs or construction schedules can affect project economics. Thus, it is possible that actual costs and economic returns may differ materially from Cameco’s best estimates, or that it could fail to obtain satisfactory resolution of fiscal or tax matters or government approvals necessary for the development or operation of the project, in which case the project may not proceed, either on its original timing, or at all. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays, and to require more capital than anticipated. These delays and additional costs could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
2009 Cameco Annual Information Form

     Environmental, health and safety risk
Cameco expends significant financial and managerial resources to comply with a complex set of environmental, health and safety laws, regulations, guidelines and permitting requirements (for the purpose of this paragraph, “laws”) drawn from a number of jurisdictions. The historical trend toward stricter laws is likely to continue. The uranium industry is subject to not only the worker health, safety and environmental risks associated with all mining businesses, including potential liabilities to third parties for environmental damage, but also to additional radiation risks uniquely associated with uranium mining, processing and fuel manufacturing. The possibility of more stringent laws or more rigorous enforcement of existing laws exists in the areas of worker health and safety, the disposition of wastes, the decommissioning and reclamation of mining, milling, refining, conversion and fuel manufacturing sites and other environmental matters, each of which could have a material adverse effect on Cameco’s operations or the cost or the viability of a particular project.
Cameco’s facilities operate under various operating and environmental permits, licences and approvals that contain conditions that must be met and Cameco’s right to continue operating their facilities is, in a number of instances, dependent upon compliance with these conditions. Failure to meet certain of these conditions could result in interruption or closure of Cameco’s facilities or material fines or penalties, all of which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Cameco may be unable to enforce its legal rights in certain circumstances
In the event of a dispute arising at Cameco’s foreign operations, Cameco may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. Cameco may also be hindered or prevented from enforcing its rights with respect to a government entity or instrumentality because of the doctrine of sovereign immunity.
The dispute resolution provision of the Resource Use Contract and HEU Commercial Agreement stipulate that any dispute between the parties thereto is to be submitted to international arbitration. However, there can be no assurance that a particular governmental entity or instrumentality will either comply with the provisions of these or any other agreements or voluntarily submit to arbitration. If Cameco is unable to enforce its rights under these agreements, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Properties may be subject to defects in title
Cameco has investigated its rights to explore and exploit all of its material properties and, to the best of Cameco’s knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to Cameco’s detriment. There can also be no assurance that Cameco’s rights will not be challenged or impugned by third parties, including the local governments, and in Canada, by First Nations and Métis.
The validity of unpatented mining claims on US public lands is sometimes uncertain and may be contested. Due to the extensive requirements and associated expense involved in obtaining and maintaining mining rights on US public lands, Cameco’s interest, held by subsidiaries, in its US ISR properties may be subject to various uncertainties that are common to the industry, with the attendant risk that its title may be defective or challenged.
Although Cameco is not currently aware of any existing title uncertainties, claims or challenges with respect to any of its material properties (McArthur River, Cigar Lake and Inkai), other than with respect to First Nation and Métis claims in Saskatchewan, there is no assurance that such uncertainties, claims or challenges will not result in future losses or additional expenditures, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
2009 Cameco Annual Information Form

     Counterparty/Credit Risk
Cameco takes measures that are intended to ensure its customers, suppliers and hedging counterparties can fulfill their contractual obligations. These transactions expose the Company to the risk of default or credit risk by the counterparties to these contracts. Due to the current global economic situation the risk of default by these parties has increased. Default by one or more significant customers, critical suppliers or hedging counterparties could be material to Cameco’s financial condition, liquidity and results of operations. Although Cameco seeks to manage its credit risk and supplier risk exposure, as noted below, there can be no assurance that Cameco will be successful in eliminating the potential material adverse impacts of such risks.
     Customers
Cameco’s sales of uranium product, conversion and fuel manufacturing services expose the Company to the risk of non-payment, another form of credit risk. Cameco manages this risk by monitoring the credit worthiness of its customers and seeking pre-payment or other forms of payment security from customers with an unacceptable level of credit risk. As of December 31, 2009, about 4% of Cameco’s forecast revenue under contract for the period 2010 to 2012 is with customers whose creditworthiness does not meet Cameco’s standards for unsecured payment terms. As well, Cameco’s purchase of uranium product and conversion services, such as under the HEU Commercial Agreement and SFL toll-conversion agreement, exposes the Company to the risk of the supplier’s failure to fulfill its delivery commitment.
     Suppliers
Cameco purchases reagents and other production inputs and supplies from numerous suppliers around the world, and is therefore exposed to risk should any of these suppliers default on their contractual commitments to Cameco.
The shortage of sulphuric acid in Kazakhstan has delayed production in the past and its future availability remains a concern. Currently, JV Inkai has three sources of sulphuric acid to attempt to mitigate the risk regarding availability.
Cameco is examining its entire supply chain, looking to diversify or add inventory where it is vulnerable. There can be no assurance that these efforts will mitigate the risk.
     Hedging Counterparties
Cameco uses derivative financial instruments to reduce exposure to fluctuations in foreign currency exchange rates and interest rates. The purpose of hedging transactions is to modify Cameco’s exposure to one or more risks by creating an offset between changes in the fair value of, or the cash inflows attributable to, the hedged item and the hedging item.
Counterparty risk on hedging arrangements is managed by dealing with financial institutions that meet Cameco’s credit rating standards and by limiting exposures with individual counterparties.
If the Canadian dollar decreases significantly against the US dollar, and a counterparty defaults under its contract, there is an increased risk of financial loss to Cameco.
     Currency Fluctuations
Cameco’s earnings and cash flow may also be affected by fluctuations in the US/Canadian dollar exchange rate. Cameco’s sales of uranium and conversion services are mostly denominated in US dollars, while the production costs of both are denominated primarily in Canadian dollars. Cameco’s consolidated financial statements are expressed in Canadian dollars.
Fluctuations in exchange rates between the US dollar and the Canadian dollar may give rise to foreign exchange currency exposures, both favourable and unfavourable, which have materially impacted and may materially impact in the future Cameco’s financial results. Although Cameco utilizes a hedging program to limit any adverse effects of foreign
2009 Cameco Annual Information Form

exchange rate fluctuations, there can be no assurance that such hedges have eliminated the potential material adverse impact of such fluctuations.
     Decommissioning and Reclamation
Environmental regulators are increasingly requiring financial assurances to assure that the cost of decommissioning and reclaiming sites are borne by the parties involved, and not by government. Cameco has filed decommissioning plans for certain of its properties with regulators. These regulators have accepted the decommissioning plans in concept. Beginning in 1996, Cameco has conducted regulatory-required reviews of its decommissioning plans for all Canadian sites. These periodic reviews are done on a five-year basis, or at the time of an amendment to or renewal of an operating licence. As Cameco properties approach or go into decommissioning, further regulatory review of the detailed decommissioning plans may result in additional requirements, associated costs and financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulators. If Cameco is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Disclosure and Internal Controls
Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.
     Key Personnel
The chief executive officer and senior officers of Cameco are critical to its success. In the event of the departure of the chief executive officer or a senior officer, Cameco believes that it will be successful in attracting and retaining qualified successors but there can be no assurance of such success. If Cameco is not successful in attracting and retaining qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Cameco’s success depends on its ability to attract and retain qualified personnel
Recruiting and retaining qualified personnel is critical to Cameco’s success. The number of persons skilled in the acquisition, exploration, development and operation of mining properties and the operation of uranium, milling, refining, conversion and fuel manufacturing facilities is limited and competition for such persons is intense. As Cameco’s business activity grows, it will require additional key financial, administrative, technical and operations staff. It is also necessary for Cameco to engage expatriate and local workers for the Inkai mine in Kazakhstan. If Cameco is not successful in attracting and training qualified personnel, the efficiency of its operations could be affected, which could have a material adverse impact on Cameco’s future cash flows, earnings, results of operations and financial condition.
     Prospects may suffer due to enhanced competition for mineral acquisition opportunities
Significant and increasing competition exists for mineral acquisition opportunities throughout the world. As a result of this competition, Cameco may be unable to acquire rights to exploit additional attractive mining properties on terms that Cameco consider acceptable. Accordingly, there can be no assurance that the Company will acquire any interest in additional operations that would yield reserves or result in commercial mining operations. If Cameco is not able to acquire such interests, this could have a material adverse impact on Cameco’s future cash flows, earnings, results of
2009 Cameco Annual Information Form

operations and financial condition. Even if Cameco does acquire such interests, the resultant business arrangements may not ultimately prove beneficial to their businesses.
Risks Relating to Nuclear Business
     Volatility and Sensitivity to Prices
Because the majority of the Company’s revenues are derived from the sale of uranium and uranium products, the Company’s net earnings and cash flow are closely related and sensitive to fluctuations in the long-term and short-term market price of U3O8 and for uranium conversion services. Historically, these prices have fluctuated and have been and will continue to be affected by numerous factors beyond the Company’s control. Such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; reprocessing of used reactor fuel and the re-enrichment of depleted uranium tails; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons) by governments and industry participants; production levels and costs of production; significant production interruptions or delays in expansion plans; and actions of investment and hedge funds in the uranium market.
The fluctuation of the prices of uranium and UF6 conversion services is illustrated by the following tables, which set forth, for the periods indicated, the monthly highs and lows of the spot and long-term price for U3O8 and UF6 conversion services, as published by Trade Tech:
Range of Spot Uranium Prices (1)
(US $/lb of U3O8)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Spot
High	9.40	9.50	10.20	14.40	20.50	36.50	72.00	135.00	75.00	51.00
Low	7.10	7.20	9.70	10.10	15.60	21.20	37.50	75.00	46.00	42.00

(1)	Source: The Nuexco Exchange Value, published by TradeTech. Spot prices reflect the spot price for all uranium other than of CIS origin.
Range of Spot UF6 Conversion Values (1)
(US$/kg U)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Spot
High	3.25	5.25	5.25	6.50	9.00	12.00	11.75	11.75	9.00	8.50
Low	2.35	3.65	5.05	4.90	6.80	11.00	11.00	8.00	8.00	5.50

(1)	Source: The Nuexco Conversion Value, published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.
Range of Long-Term Uranium Prices (1)
(US $/lb of U3O8)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Spot
High	9.85	10.50	10.75	15.50	25.00	36.00	69.00	95.00	95.00	69.00
Low	9.25	9.25	10.40	10.60	16.50	26.00	37.00	75.00	70.00	60.00

(1)	Source: The Nuexco Exchange Value, published by TradeTech. Long-term prices reflect the long-term price for all uranium.
Range of Long-Term UF6 Conversion Values (1)
(US$/kg U)

	2000	2001	2002	2003	2004	2005	2006	2007	2008	2009
Spot
High	3.25	5.25	5.25	6.00	10.00	12.00	12.25	12.25	12.25	12.25
Low	3.25	4.00	5.20	5.20	6.50	12.00	11.50	12.25	12.25	11.00
2009 Cameco Annual Information Form

(1)	Source: The Nuexco Conversion Value, published by TradeTech. The conversion value over this period of time is for the provision of conversion services delivered in North America.
Although the Company employs various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such a program will be successful.
     Large flood at the McArthur River Mine, Cigar Lake Project, or Rabbit Lake Mine
There is a risk of floods at McArthur River, Cigar Lake and Rabbit Lake. These operations have each been subject to one or more floods (also called water inflows).
On April 6, 2003, production at Cameco’s McArthur River mine was temporarily suspended, as an increased water inflow from an area of collapsed rock in a new development area began to flood portions of the mine. The sandstone that overlays the basement rocks of the McArthur River deposit contains significant water, which is at hydrostatic pressure. Water flow into the mine area is generally prevented by ground freezing. There are technical challenges at McArthur River involving the groundwater and rock properties.
This incident resulted in a considerable shortfall in 2003 uranium production and a major setback to the development of new mining zones as revised mining plans were subsequently prepared and improved controls put in place to access the zone where the inflow occurred.
The Cigar Lake deposit has hydro-geological characteristics similar to McArthur River and as a result also has technical challenges involving groundwater and rock properties. Starting in 2006, three water inflows have occurred at Cigar Lake. For a discussion of these water inflows, see Cigar Lake – Water Inflow Incidents and Remediation.
The Cigar Lake water inflows have had many significant impacts upon Cameco, among others, including a significant delay in Cigar Lake development and production, a significant increase in capital costs, and requiring Cameco to give notice to many of its customers that it was declaring an interruption in planned supply. There can be no assurance that an additional water inflow will not further delay development and production.
In November 2007, Cameco temporarily reduced underground activities at Rabbit Lake due to an increase of water flow from a mining area at the same time as the capacity of the surface water-handling system was limited due to an equipment upgrade. In late December 2007, Rabbit Lake operations resumed normal mining activities, after site crews located and plugged the source of the water inflow.
There can be no guarantee against floods in the future at McArthur River, Cigar Lake or Rabbit Lake. A flood could result in consequences that are material and adverse to Cameco, such consequences include, among others, significant delays in, or interruption or reduction of, production, significant delays in, or interruption of, mine development or remediation activities, a loss of reserves, and a material increase in costs. The consequences of a flood will depend on the magnitude, location, and timing of any such flood. Water inflows and floods are generally not insurable.
     Technical Challenges
Due to the unique nature of the deposits at McArthur River and Cigar Lake, there are technical challenges at these deposits involving groundwater, rock properties, radiation protection, mining methods, transitioning to new mining areas, ore-handling and transport. Failure to resolve any one of these technical challenges at McArthur River or Cigar Lake may have a material adverse impact on the Company.
Cameco is transitioning to new mining areas at McArthur River which involves significant technical challenges. Failure or delay in overcoming these challenges may have a material adverse impact on the Company.
     Replacement of Depleted Reserves
The McArthur River and Rabbit Lake mines are currently the Company’s principal sources of mined uranium concentrates. Unless the Cigar Lake and Inkai deposits are successfully developed and achieve planned levels of
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production or other reserves are identified, discovered or extensions to existing ore bodies are found, the Company’s sources of mined uranium concentrates will decrease over time as reserves at these two mines are depleted, which could have a material adverse impact on Cameco. The reserves at Rabbit Lake’s Eagle Point mine are expected to be depleted in 2015. Although in the past the Company (or its predecessors) has successfully replenished its reserves through ongoing exploration, development and acquisition programs, there can be no assurance that Cameco’s future exploration, development and acquisition efforts will be successful. In addition, while Cameco believes that Cigar Lake and Inkai will achieve planned levels of production, there can be no assurance that they will.
     Aboriginal Title and Consultation Issues
First Nations and Métis title claims, as well as related consultation issues, may affect the ability of Cameco to pursue exploration, development and mining at its Saskatchewan uranium producing properties (McArthur River and Rabbit Lake) and developmental property (Cigar Lake), as well as milling ore at Key Lake. Similar issues may affect the ability of Cameco to pursue exploration activities in other provinces and countries. Cameco has received formal demands from the English First River Nation (EFRN) and the Métis Nation of Saskatchewan to be consulted and accommodated with respect to development on aboriginal traditional lands, which is an expectation of all aboriginal groups in Northern Saskatchewan. It is generally acknowledged that, pursuant to historical treaties, First Nation bands in northern Saskatchewan ceded title to most traditional lands in northern Saskatchewan in exchange for treaty benefits and reserves lands. However, generally First Nations in Saskatchewan continue to assert that their treaties are not an accurate record of their agreement with the Canadian government and that they did not cede title to the minerals when they ceded title to their traditional lands. First Nations have launched a lawsuit in Alberta making a similar claim that they did not cede title to the oil and natural gas rights when they ceded title to their traditional lands. A similar lawsuit could be brought by First Nations in Saskatchewan.
The ERFN has selected lands for Treaty Land Entitlement (TLE) designation that covers the mineral claims for the Millennium uranium deposit. The Saskatchewan government rejected this selection (December 2008). However, the ERFN has challenged that rejection in the courts. Similarly, the Peter Ballantyne Cree has selected lands under the TLE process that cover portions of the mineral claims held by the Dawn Lake joint venture. The TLE process does not affect the rights of Cameco’s mining joint ventures. However, it may impact the surface rights and benefits ultimately negotiated as part of the development of the Millennium and Dawn Lake. Cameco is monitoring developments on the TLE issue.
In addition, in order to proceed with development of Kintyre in Australia, Cameco must reach an agreement with the Martu, the native land title holders for this property, and negotiations for an agreement are ongoing. There is uncertainty whether Cameco and the Martu will be able to come to an agreement.
Managing these issues is an integral part of Cameco’s exploration, development and mining activities and Cameco is committed to managing them effectively. However, in view of the legal and factual uncertainties, no assurance can be given that material adverse consequences will not arise in connection with these issues.
     Competition from Other Energy Sources and Public Acceptance of Nuclear Energy
Nuclear energy competes with other sources of energy, including oil, natural gas, coal and hydro-electricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydro-electricity may result in lower demand for uranium concentrates and uranium conversion services. Furthermore, growth of the uranium and nuclear power industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, the industry is subject to public opinion risks which could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. An accident at a nuclear reactor anywhere in the world could impact the continuing acceptance of nuclear energy and the future prospects for nuclear generation, which may have a material adverse impact on Cameco.
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     Dependence on Limited Number of Customers
The Company’s principal business relates to the production and sale of uranium concentrates and the provision of uranium conversion services. The Company relies heavily on a small number of customers to purchase a significant portion of its production of uranium concentrates and its uranium conversion services. For instance, for the period 2010 through 2012, Cameco’s five largest customers are anticipated to account for approximately 41% of the Company’s contracted supply of U3O8. For the period 2010 through 2012, Cameco’s five largest UF6 conversion customers are anticipated to account for approximately 36% of the Company’s contracted supply of UF6 conversion services. Cameco is currently the only commercial supplier of UO2 for use in Canadian CANDU heavy water reactors with sales to its largest customer accounting for approximately 37% of the Company’s UO2 sales in 2009. In addition, during 2009, revenues from one customer of Cameco’s uranium and conversion segments represented approximately $253 million (14%) of Cameco’s total revenues from those businesses. As well, sales for the Bruce A and B reactors represent a substantial portion of the Company’s fuel manufacturing business. The loss of any of the Company’s largest customers or curtailment of purchases by such customers could have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.
     Uranium Industry Competition and International Trade Restrictions
The international uranium industry, including the supply of uranium concentrates and the provision of uranium conversion services, is highly competitive. The Company markets uranium to utilities in direct competition with supplies available from a relatively small number of world uranium mining and enrichment companies, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium derived from used reactor fuel, and from the use of excess enrichment capacity to re-enrich depleted uranium tails. The supply of uranium from Russia is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of Cameco and may affect the supply of uranium available in the US and Europe, which are the largest markets for uranium in the world.
With respect to UF6 conversion, the Company competes on the basis of price, location and service with two other full scale commercial suppliers in the western world and with additional supplies available from excess inventories, including inventories made available from decommissioning of nuclear weapons, and the use of excess enrichment capacity to re-enrich depleted uranium tails.
     Reduced Liquidity and Difficulty in Obtaining Future Financing
The further development and exploration of mineral properties in which Cameco holds an interest may depend upon Cameco’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. There is no assurance that Cameco will be successful in obtaining required financing as and when needed. Volatile uranium markets, a claim against Cameco, a significant event disrupting Cameco’s business or operations, or other factors may make it difficult or impossible for Cameco to obtain debt financing or equity financing on favourable terms or at all.
     Technical Obsolescence
Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used fuel processing.
Risks Relating to Nuclear Electrical Generation
     Generation and Technology Risks
BPLP is exposed to the market impact of uncertain output from its nuclear units known as generation risk. The amount of electricity generated by BPLP is affected by such risks as nuclear fuel supply, equipment malfunction, maintenance requirements, and regulatory and environmental constraints. BPLP is exposed to considerable technology risk because of the age of the Bruce units. Technology risks that could lead to significant impacts on the generating capability or
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operating life of BPLP’s assets are not fully predictable. BPLP attempts to identify those risks through on-going management review and assessments, internal audits, and from experience of nuclear units around the world.
The occurrence of any events associated with generation risk or technology risk could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Nuclear Operations
Risks of substantial liability, as well as the potential for significant increased costs of operations, arise from the management and operation of nuclear generating stations, including, among other things, from structural problems, increasing security requirements to cover factors such as physical security threats, equipment malfunctions, and the storage, handling and disposal of radioactive materials. BPLP has implemented risk management strategies, including the safety systems that are a part of CANDU technology, but there can be no assurance that such risks can be minimized or eliminated. An accident at a nuclear installation anywhere in the world or other reasons could cause the CNSC to limit the operation or licensing of the Bruce nuclear generation stations. Any such accident could also have an impact on the future prospects for nuclear generation.
There is no assurance that the foregoing risks and hazards will not result in damage to, or destruction of, BPLP’s nuclear facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of operations from BPLP’s facilities, costs, monetary losses and potential legal liability and adverse governmental action.
OPG undertook a testing and inspection program to ascertain the physical condition of its nuclear generating stations. BPLP has continued that program for the Bruce nuclear generating stations by contracting with OPG for the supply of fuel channel and other inspection services (see Bruce Power LP – The Generating Facilities — Operating Life Assessment above). As a result of this program, OPG identified equipment life cycle issues, such as steam generator tube corrosion, feeder pipe wall thinning and pressure tube/calandria tube contact. Cameco understands these conditions were anticipated in the design but that experience has shown that the rate of degradation is higher than anticipated. In addition, no nuclear generating station utilizing CANDU technology has yet completed a full life cycle. There can be no assurance that BPLP will not have to incur significant capital expenditures for repairs or replacements in addition to those currently contemplated. To address these issues, BPLP may need to increase preventative maintenance programs and allow for more outage time (a period when a nuclear reactor is not operating) than currently planned. Such additional repairs, replacements and longer outage times could have a material adverse impact on BPLP.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Unplanned or Extended Outages
BPLP’s anticipated contribution to Cameco’s financial results in a given year could be significantly impacted if the amount of electricity generated is less than expected due to extensions of planned outages significantly beyond their scheduled periods, or if there are one or more unplanned outages which, in aggregate, are for an extended period.
     Labour Relations
BPLP has approximately 3,700 employees. Most of them are unionized. The PWU Collective Agreement expires December 2010. The Society of Energy Professionals Collective Agreement expires December 2010. Cameco cannot predict at this time whether new collective agreements will be reached with these or other employees without a work stoppage. Any lengthy work interruptions could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Government Regulation
BPLP’s operations are subject to extensive government regulation, which regulation may change from time to time. Failure to comply with government regulations could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines or other penalties.
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Matters that are subject to regulation include nuclear operations, nuclear waste management and decommissioning and environmental matters. These regulations are promulgated pursuant to both federal and provincial law. Operations that are not currently regulated may become subject to regulation. Since legal requirements frequently change and are subject to interpretation, BPLP is not able to predict the ultimate cost of compliance with regulatory requirements or their effect on operations. Some of BPLP’s operations are regulated by government agencies that exercise discretionary powers conferred by statute. Since the scope of such authority is discretionary and may be inconsistently applied, BPLP is not able to predict the ultimate cost of compliance with these requirements or their effect on operations.
BPLP has decided to delay introduction of modified fuel in the Bruce B units by suspending the project. While this development is not expected to result in any derating due to the low probability event safety margins, it remains possible that the units could experience significant derating in the future due to this issue. In addition, due to, among other things, inadequate safety margins, the CNSC has the power to limit the output from or order the shutdown of one or more of the Bruce B units and to impose additional onerous licence conditions on BPLP. (See Bruce Power LP – The Generating Facilities – New Fuel Program above.)
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Fuel Fabrication Defects and Product Liability
CFM fabricates nuclear fuel bundles, other reactor components and monitoring equipment. CFM’s products are complex and, accordingly, may contain defects that could be detected at any point in their product life cycle. Flaws in these products could materially and adversely affect CFM’s and Cameco’s reputation, result in significant cost to CFM and Cameco and impair CFM’s ability to sell its products in the future. The costs incurred in correcting any product errors may be substantial and could adversely impact CFM’s operating margins. While CFM introduced in 2007 a rigorous new process review and control regime, there is no guarantee that all defects or errors in its products will be found.
Some customers may demand compensation if CFM delivers defective products. In the event of a significant number of product defects, the compensation that may have to be paid could have a significant impact on Cameco’s operating results.
Some CFM agreements with customers contain specific terms which limit its liability to customers and others do not. Even with liability limitations in place, such provisions may not be effective as a result of existing or future laws or unfavourable judicial decisions. CFM has not experienced any material product liability claims to date. However, given the nature of nuclear fuel products, there is a risk that such claims could occur in the future. A successful product liability claim could result in significant monetary liability and could seriously disrupt CFM’s and Cameco’s business.
     Nuclear Waste Management and Decommissioning
BPLP is subject to extensive federal regulation with respect to nuclear waste management. Failure to comply with such regulation could lead to prosecution and could subject BPLP to the revocation of its operating licences for its nuclear generation facilities, the imposition of additional conditions under such licences, and fines and other penalties. Any release of radioactive material beyond prescribed limits from property leased or occupied by BPLP could lead to governmental orders requiring investigation, control and/or remediation of such release and could also lead to claims from third parties for harm caused by such release. BPLP incurs substantial costs for nuclear waste management and changes in federal regulation could result in additional costs that could have a material adverse affect on BPLP.
The wet bays at Bruce B have limited capacity to store used nuclear fuel. As required by contract with BPLP, OPG has commenced the collection of used nuclear fuel bundles stored in the wet bays for transport to and storage at OPG’s dry storage facility at the Bruce site. OPG has title to all used nuclear fuel bundles in the wet bays. Failure of OPG to continue to provide collection services of adequate quality or in a timely manner or problems associated with the in station modifications to the Bruce B wet bays to support the loading of used nuclear fuel bundles into dry storage containers, could have a material adverse effect on BPLP.
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The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Restructuring of Ontario’s Electricity Industry
The government of Ontario has the overall power to regulate Ontario’s electricity industry. Ontario’s electricity market opened to competition on May 1, 2002 with the introduction of competition in both the wholesale and retail markets in Ontario. The Ontario government subsequently announced regulatory changes. It is possible that further changes in the structure of the electricity market may occur based on the experience of the regulatory authorities and market participants. Such changes could be accomplished either through fundamental changes made by the government of Ontario to the structure of the Ontario electricity market, or through changes made to the market rules by the regulators.
The occurrence of any of these events could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Spot Market Electricity Prices
A significant portion of BPLP’s revenue is tied, either directly or indirectly, to the spot market price for electricity in Ontario. The spot market price for electricity will vary depending on, amongst other variables: the availability of generation and transmission systems; economic growth; economic slowdown; seasonal and weather-based variations in electricity demand; the plans and activities of other market participants; the evolution of newly deregulated electricity markets; regulatory decisions in Ontario and neighbouring jurisdictions (including deregulation); the exchange rate for the Canadian dollar; wholesale market trading rules; mechanisms for maintaining adequate generation reserves; and the overall level of competition.
Although BPLP engages in risk management activities, including trading of electricity and related contracts to mitigate these risks, there can be no assurance that these activities will be successful. Electricity prices can be volatile.
     Reliance on Single Contractors
BPLP is dependent upon OPG and AECL for certain nuclear support services, Cameco for U3O8 supply and UO2 conversion services, and CFM for fuel manufacturing services. Reliance by BPLP on a single contractor for each of these services is a supply security risk. Failure of any of these suppliers to provide services of adequate quality or in a timely manner, or, in the case of OPG, to agree to extend the term of short-term material service agreements, could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Reliance on Transmission Systems
BPLP’s ability to sell electricity depends on the capacity and reliability of the Ontario electricity transmission system operated by Hydro One and the other North American electricity transmission systems that are connected to the Ontario electricity transmission system. Accordingly, the success of BPLP’s business is dependent upon the functioning of interconnected electrical transmission systems in North America, Hydro One’s operating performance and financial stability, as well as the provincial regulation of Ontario’s electricity transmission system. The lack of adequate and reliable electricity transmission capacity could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results.
     Effects of Weather and Economic Conditions
By the nature of its business, BPLP’s earnings are sensitive to weather variations from time to time. Variations in winter weather affect the demand for electrical heating requirements. Variations in summer weather affect the demand for electrical cooling requirements.
Demand erosion continues to dominate the Ontario landscape, driven by declining economic conditions in Ontario and in North America, which has resulted in partial loss of industrial and wholesale demand. Since 2004 wholesale load has
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decreased significantly and in 2009 Ontario demand is down by approximately 6% or 10 TWh in comparison to 2008. BPLP continues to implement a diversified contracting strategy that hedges output against exposure to Ontario low spot prices by sales into the retail contract market and into neighbouring jurisdictions such as the NYISO market place.
     Credit Risk
Credit risk is the risk of non-performance by contractual counterparties with respect to payment for services provided. A significant portion of BPLP’s revenues are derived from sales through the spot market administered by government regulators. Participants in the spot market must meet standards mandated by regulators for creditworthiness with the result that BPLP’s risk for these sales should be effectively managed. To the extent that the credit support provided by purchasers of power to regulators is inadequate, all market participants, including BPLP, could be responsible for any shortfall in proportion to their market activity.
A significant portion of BPLP’s revenues are derived from the sale of electricity under medium-term and long-term power purchase and electricity price hedging agreements. The purchasers and BPLP under such agreements must meet certain standards for creditworthiness and, in certain circumstances, must supply financial assurances as security for non-performance. The requirement of purchasers to provide financial assurances should result in BPLP’s credit risk for these sales being effectively managed. To the extent that financial assurances provided by such purchasers are inadequate, BPLP is subject to credit risk, the occurrence of which could have a material adverse impact on BPLP’s expected contribution to Cameco’s financial results. BPLP is likewise obligated, in certain circumstances, to provide financial assurances to such purchasers. Depending on the circumstances, this may burden the credit capacity of BPLP and Cameco. Cameco has committed to provide a certain amount of financial assurances to BPLP.
DESCRIPTION OF SECURITIES

Description of Share Capital
The authorized share capital of Cameco consists of an unlimited number of First Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of Second Preferred Shares without nominal or par value, issuable in series (none of which are outstanding); an unlimited number of common shares without nominal or par value, of which, at March 26, 2010, 392,950,555 common shares were outstanding as fully paid and non-assessable shares and one Class B Share of which one is outstanding as a fully paid and non-assessable share. In addition, as of March 26, 2010, there were 9,328,338 stock options outstanding to acquire common shares of Cameco pursuant to the Company’s stock option plan. The Articles of Incorporation of Cameco (the “Articles”) contain provisions imposing restraints on the issue, transfer and ownership of voting securities of Cameco. (See Restrictions on Ownership and Voting below.) The following is a summary of the material provisions attaching to these classes of shares.
     Common Shares
Subject to the limitations described below, the holders of common shares are entitled to one vote per common share on all matters to be voted on by the shareholders at any meetings of shareholders (other than at meetings of only holders of some other class or series), and are entitled to receive such dividends as may be declared by the board of directors of Cameco. The common shares are subordinate to the rights of the holders of each series of the First Preferred Shares and Second Preferred Shares that may be outstanding as to payment of dividends and to the distribution of assets in the event of liquidation, dissolution or winding up of Cameco or any other distribution of the assets of Cameco among its shareholders for the purpose of winding up its affairs. The holders of the common shares have no pre-emptive, redemption, purchase or conversion rights in respect of such shares. Except as described under Description of Share Capital – Restrictions on Ownership and Voting below, non-residents of Canada who hold common shares have the same rights as shareholders who are residents of Canada.
     Class B Shares
The holder of the Class B share (the “Class B Share”), the Province of Saskatchewan, is entitled to receive notice of and to attend all meetings of shareholders including meetings of any class or series thereof but does not have the right to vote
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at any such meeting other than a meeting of the holder of the Class B Share as a class. The holder of the Class B Share does not have the right to vote separately as a class, except on any proposal to: (i) amend Part I of Schedule B of the Articles; (ii) amalgamate that would effect an amendment to Part I of Schedule B of the Articles; or (iii) amend the Articles so as to alter the rights attached to the Class B Share. Part I of Schedule B of the Articles provides that (A) the registered office and head office operations of Cameco must be located in the Province of Saskatchewan (the “Province”), (B) all of the executive officers (vice-chairman of the board, chief executive officer, chief operating officer, chief financial officer and president) of the Company, except for the chairman of the board, and substantially all of the senior officers (vice presidents) of the Company must be ordinarily resident in the Province, and (C) all annual meetings of shareholders of the Company must be held at a place in the Province. The holder of the Class B Share is entitled to request and receive information from Cameco for the purpose of determining whether the provisions of Part I of Schedule B of the Articles are being complied with. The holder of the Class B Share does not have the right to receive any dividends declared by the Company. Subject to the prior rights of each series of First Preferred Shares and Second Preferred Shares, the holder of the Class B Share ranks equally with holders of common shares with respect to the distribution of assets in the event of liquidation, dissolution or winding up of the Company. The holder of the Class B Share has no pre-emptive, redemption, purchase or conversion rights in respect of such share. The Class B Share is non-transferable.
     First Preferred Shares
The First Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The First Preferred Shares of each series will rank equally with the shares of every other series of First Preferred Shares and prior to the Second Preferred Shares, the common shares and the Class B Share with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
     Second Preferred Shares
The Second Preferred Shares are issuable from time to time in one or more series and the board of directors of Cameco may determine by resolution the number of shares in, and the designation, rights, privileges, restrictions and conditions attaching to, each series. The Second Preferred Shares of each series will rank equally with the shares of every other series of Second Preferred Shares and prior to the common shares and the Class B Share with respect to the payment of dividends and the distributions of assets in the event of liquidation, dissolution or winding up of the Company and may carry voting rights.
Restrictions on Ownership and Voting
     Limits on the Holdings of Residents and Non-Residents of Canada
The Articles, pursuant to the requirements of the Eldorado Nuclear Limited Reorganization and Divestiture Act (Canada) as amended (the “ENL Reorganization Act”), contain provisions imposing constraints on the issue, transfer and ownership, including joint ownership, of voting securities of Cameco so as to prevent both residents and non-residents from owning or controlling more than a specified percentage of voting securities. The constraints affect the common shares of the Company.
Specifically, no resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 25% of the votes than may ordinarily be cast to elect directors of Cameco. Similarly, no non-resident, alone or together with associates, may hold, beneficially own or control, directly or indirectly, other than by way of security only or for purposes of distribution by an underwriter, voting securities to which are attached more than 15% of the votes that may ordinarily be cast to elect directors of Cameco. Further, the votes attaching to securities of Cameco held, beneficially owned or controlled, directly or indirectly, by all non-residents together, and cast at any meeting of shareholders of Cameco will be counted or pro-rated so as to limit the counting of those votes to not more than 25% of the total number of votes cast by the shareholders at that meeting. In certain prior years, including in 2009,
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Cameco has limited the counting of votes by non-residents of Canada at its annual shareholders meeting to abide by this restriction, which resulted in non-residents of Canada receiving less than one vote per share.
     Enforcement
In order to give effect to such constraints, the Articles contain provisions for the enforcement of the restrictions relating to ownership and voting by residents and non-residents described above, including provisions for suspension of voting rights, forfeiture of dividends and other distributions to shareholders, prohibitions against the issue and transfer of securities and suspension of all remaining shareholders’ rights.
The provisions allow Cameco to require holders, proposed transferees or other subscribers for voting securities and certain other persons to furnish shareholder declarations as to residence, ownership of voting securities and certain other matters relative to the enforcement of the restrictions. Cameco is precluded from issuing or registering a transfer of any voting securities where a contravention of the resident or non-resident ownership restrictions would result.
If Cameco has reason to believe, whether through shareholder declarations filed with it or its books and records or those of its registrar and transfer agent or otherwise, that voting securities are held by a shareholder in contravention of the resident or non-resident ownership restrictions, it has the power to suspend all rights of the shareholder in respect of all securities held, other than the right to transfer them, not earlier than 30 days after first sending notice to the shareholder, unless the voting securities so held have been disposed of by the shareholder and Cameco has been so advised.
Definitions
The following definitions apply for the purposes of the restrictions described above:
“non-resident” means:
(i)	an individual, other than a Canadian citizen, who is not ordinarily resident in Canada;

(ii)	a corporation incorporated, formed or otherwise organized outside Canada;

(iii)	a foreign government or an agency thereof;

(iv)	a corporation that is controlled by non-residents, directly or indirectly, as defined in any of (i) to (iii) above;

(v)	a trust:
(A)	established by a non-resident as defined in any of (ii) to (iv) above, other than a trust for the administration of a pension fund for the benefit of individuals a majority of whom are residents; or

(B)	in which non-residents as defined in any of (i) to (iv) above have more than fifty percent of the beneficial interest; or
(vi)	a corporation that is controlled by a trust described in (v) above;
“resident” means an individual, corporation, government or agency thereof or trust that is not a non-resident;
“voting security” means a share or other security of Cameco carrying full voting rights under all circumstances or under some circumstances that have occurred and are continuing, and includes:
(i)	a security currently convertible into such a share or other security; and
(ii)	currently exercisable options and rights to acquire such a share or other security or such convertible share or other security;
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“person” includes any individual, corporation, government or agency thereof, executor, administrator or other legal representative; a person is an associate of another person if:
(i)	one is a corporation of which the other is an officer or director;

(ii)	one is a corporation that is controlled by the other or by a group of persons of which the other is a member;

(iii)	one is a partnership of which the other is a partner;

(iv)	one is a trust of which the other is a trustee;

(v)	both are corporations controlled by the same person;

(vi)	both are members of a voting trust or parties to an arrangement that relates to voting securities of Cameco; or

(vii)	both are at the same time associates, within the meaning of any of (i) to (vi) above, of the same person; provided that:
(A)	if a resident who, but for this paragraph, would be an associate of a non-resident submits to Cameco a statutory declaration stating that no voting securities are held, directly or indirectly, for a non-resident, that resident and non-resident are not associates of each other, provided the statutory declaration is not false;

(B)	two corporations are not associates pursuant to (vii) above by reason only that each is an associate of the same person pursuant to (i) above;

(C)	if any person appears to Cameco to hold voting securities to which are attached not more than the lesser of four one-hundredths of one percent of the votes that may ordinarily be cast to elect directors of Cameco and 10,000 such votes, that person is not an associate of any other person and no other person is an associate of that person in relation to those voting securities;
“control” means control in any manner that results in control in fact, whether directly through ownership of securities or indirectly through a trust, an agreement, the ownership of nay body corporate or otherwise; and
“beneficial ownership” includes ownership through a trustee, legal representative, agent or other intermediary.
     Other Restrictions
The ENL Reorganization Act places certain other restrictions on Cameco, including prohibition against applying for continuance in another jurisdiction and a prohibition against Cameco enacting articles of incorporation or bylaws containing provisions inconsistent with the provisions included in the ENL Reorganization Act. The ENL Reorganization Act provides that the Articles must contain restrictions on Cameco including a prohibition against Cameco creating restricted shares (generally a participating share containing restrictive voting rights) and the requirement that Cameco maintain its registered office and its head office operations within the Province of Saskatchewan.
The Saskatchewan Mining Development Corporation Reorganization Act also requires Cameco to maintain its registered office and its head office operations (generally all executive, corporate planning, senior management, administrative and general management functions) within the Province of Saskatchewan.
The bylaws of the Company provide that a majority of the members of the board of directors of Cameco shall be resident Canadians. The Articles provide that the number of directors will be not less than three and not more than fifteen. The number of directors is presently fixed at fourteen.
2009 Cameco Annual Information Form

Ratings of Securities
Cameco has two series of senior unsecured debentures outstanding and in the past has been a frequent issuer of commercial paper. Cameco’s senior unsecured debentures (“Senior Unsecured Debentures”) consist of $300 million of debentures that bear interest at the rate of 4.7% per annum and which mature September 16, 2015 and $500 million of debentures that bear interest at the rate of 5.67% per annum and which mature September 2, 2019. At March 26, 2010 there was nothing outstanding under Cameco’s commercial paper program.
As summarized in the following table, DBRS and Standard & Poor’s (“S&P”) have provided ratings of the Company’s commercial paper and Senior Unsecured Debentures:

Security	DBRS(1)	S&P(2)
Commercial Paper	R-1 (low)	A-1 (low)(3)
Senior Unsecured Debentures	A (low)	BBB+

(1)	Current as of August 2009.

(2)	Current as of August 2009.

(3)	A-1 (low) is the Canadian National Scale Rating while the Global Scale Rating is A-2.
The credit ratings provided by DBRS and S&P (“Rating Agencies”) are not recommendations to buy, hold or sell the securities, as such ratings do not comment on the market price or suitability for an individual investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a Rating Agency in the future if in its judgment circumstances so warrant. Cameco provides the Rating Agencies with confidential, in-depth information in support of the rating process.
The rating ranges, definitions of the rating categories and the relative rankings assigned within the respective rating classification systems are as follows:
     Commercial Paper
Commercial paper rating scales are meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. DBRS rates commercial paper by rating categories ranging from a high of R-1 to a low of D. The rating of R-1 (low) from DBRS is at the lower end of the R-1 category. An R-1 (low) rating is characterized as having “satisfactory credit quality” and is the third highest of ten available credit ratings. S&P rates commercial paper by rating categories ranging from a high of A-1 (high) to a low of D. The rating of A-1 (low) from S&P is characterized as having “satisfactory capacity to meet its financial commitments on the obligation” and is the third highest of eight available credit ratings.
     Senior Unsecured Debentures
Long-term debt rating scales are meant to give an indication of the risk that a borrower will not fulfill its full obligations in a timely manner, with respect to both interest and principal commitments. DBRS rates senior unsecured debt by rating categories ranging from a high of AAA to a low of D. The rating of A (low) from DBRS is at the lower end of the A category. The A category is characterized as having “satisfactory credit quality” and is the third highest of ten available credit ratings. S&P rates senior unsecured debt by rating categories ranging from a high of AAA to a low of D. The rating of BBB+ from S&P is at the higher end of the BBB category. The BBB category is characterized as exhibiting “adequate protection parameters” and is the fourth highest of ten available credit ratings.
Dividend Policy
At the time of the Company’s initial public offering in 1991, the board of directors of the Company established a policy of paying quarterly dividends.
In December 2004, Cameco’s board of directors approved a three-for-one stock split of its outstanding common shares, to be effected by way of a stock dividend. All shareholders received two additional shares for each share owned on the
2009 Cameco Annual Information Form

record date of December 31, 2004. The board of directors also approved an increase in the annual dividend from $0.60 to $0.72 ($0.24 post split) beginning in 2005.
In January 2006, Cameco’s board of directors approved a two-for-one stock split of its outstanding shares, to be effected by way of a stock dividend. All shareholders received one additional share for each share owned on the record date of February 17, 2006. The board of directors also approved an increase in the annual dividend from $0.24 to $0.32 ($0.16 post-split) beginning in 2006.
In December 2006, Cameco’s board of directors approved an increase in the annual dividend from $0.16 to $0.20 beginning in 2007.
In December 2007, Cameco’s board of directors approved an increase in the annual dividend from $0.20 to $0.24 beginning in 2008.
In December 2009, Cameco’s board of directors approved an increase in the annual dividend from $0.24 to $0.28 beginning in 2010.
This policy will be reviewed from time to time in light of the Company’s financial position and other factors considered relevant by the board of directors.
The following table sets forth the cash dividends per common share for each of the most recently completed financial years (adjusted for the February 17, 2006 stock split).

	2009	2008	2007
Cash dividends declared per common share	$0.24	$0.24	$0.20
LEGAL PROCEEDINGS

A description of certain legal proceedings to which Cameco or its subsidiaries are a party is included in Notes 18 and 26 to the 2009 Financial Statements.
2009 FINANCIAL STATEMENTS

Cameco’s audited consolidated financial statements and notes thereto for the year ended December 31, 2009 are incorporated herein by reference. This document is available on SEDAR at sedar.com and on EDGAR at sec.gov as an exhibit to Cameco’s Form 40-F. This document is also referred to in this Annual Information Form as “2009 Financial Statements”.
MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis for the year ended December 31, 2009 is incorporated herein by reference. This document (also referred to in this Annual Information Form as the 2009 MD&A) is available on SEDAR at sedar.com and on EDGAR at sec.gov as an exhibit to Cameco’s Form 40-F.
MARKET FOR SECURITIES

The Company’s common shares are listed and traded on the Toronto Stock Exchange (CCO) and the New York Stock Exchange (CCJ).
The Canadian registrar and transfer agent for the Company’ common shares is CIBC Mellon Trust Company through its offices at 320 Bay Street, P.O. Box 1, Toronto, Ontario M5H 4A6. The US registrar and transfer agent for the Company’s common shares is Mellon Investor Services LLC through its offices at 29 Jersey City, New Jersey, 07310.
2009 Cameco Annual Information Form

Price Range and Trading Volume of Common Shares
The following table sets forth the range of high and low closing prices and trading volume for the common shares of the Company on the TSX for the periods indicated.

	TSX
2009	High ($)	Low ($)	Volume
January	24.82	19.90	24,883,403
February	21.37	16.01	54,896,992
March	22.70	17.01	41,029,786
April	27.99	20.41	30,172,130
May	31.68	26.75	29,993,509
June	32.00	26.78	26,825,175
July	30.11	26.40	16,595,313
August	31.98	28.57	17,396,194
September	32.97	28.10	21,180,759
October	33.43	27.90	24,019,323
November	32.29	28.80	19,155,979
December	34.50	30.46	19,431,468
DIRECTORS AND OFFICERS
Directors

Name, Office held in Corporation and
Municipality of Residence	Principal Occupation or Employment	Director Since(1)
JOHN H. CLAPPISON (3, 4) Toronto, Ontario, Canada	Corporate Director, commencing in 2006; prior: 1990 to December 2005, managing partner of the Toronto office of PricewaterhouseCoopers LLP.	2006

JOE F. COLVIN (4, 6) Kiawah Island, South Carolina, U.S.A.	Corporate Director and President Emeritus of Nuclear Energy Institute, February 16, 2005 to present.	1999

JAMES R. CURTISS (5, 6) Brookeville, Maryland, U.S.A.	Corporate Director, April 1, 2008 to present; prior: Lawyer, Partner, Winston & Strawn, 1993 to March 31, 2008.	1994

GEORGE S. DEMBROSKI (3, 5, 6) Toronto, Ontario, Canada	Corporate Director, 1998 to present.	1996

DONALD H.F. DERANGER (2, 4) Prince Albert, Saskatchewan, Canada	Athabasca Vice Chief of the Prince Alberta Grand Council since 2003; President of Points Athabasca Contracting Ltd. since 2001.	2009

JAMES K. GOWANS (2, 4, 6) Toronto, Ontario, Canada	COO and Chief Technical Officer of DeBeers SA since March 2010; President and CEO of DeBeers Canada Inc. since April 2006; prior: Senior Vice-President and COO of PT Inco in Indonesia from 2002-2006.	2009
2009 Cameco Annual Information Form

Name, Office held in Corporation and
Municipality of Residence	Principal Occupation or Employment	Director Since(1)
GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position January 2003.	2000

NANCY E. HOPKINS, Q.C. (3, 6) Saskatoon, Saskatchewan, Canada	Lawyer, Partner, McDougall Gauley LLP, 1984 to present. Effective January 2001 Gauley & Company merged with McDougall Ready to form McDougall Gauley.	1992

OYVIND HUSHOVD (2, 3, 5) Kristiansand S, Norway	Corporate Director, June 1, 2005 to present; prior: Chairman and Chief Executive Officer of Gabriel Resources Ltd., May 2003 to May 31, 2005.	2003

J.W. GEORGE IVANY (3, 4, 5) Kelowna, British Columbia, Canada	Corporate Director, 1999 to present.	1999

A. ANNE McLELLAN (4, 5, 6) Edmonton, Alberta, Canada	Lawyer, Counsel, Bennett Jones LLP June, 2006 to present; prior: 1993 to 2006, served as a cabinet minister in various portfolios with the Canadian government, most recently as Deputy Prime Minister of Canada from 2003 to 2006.	2006

A. NEIL McMILLAN (2, 3) Saskatoon, Saskatchewan, Canada	President and Chief Executive Officer, Claude Resources Inc. March 1, 2004 to present.	2002

ROBERT W. PETERSON (3, 4, 5) Regina, Saskatchewan, Canada	Member of the Senate of Canada 2005 to present and President and Chief Operating Officer Denro Holdings Ltd. 1994 to present.	1994

VICTOR J. ZALESCHUK (2) Calgary, Alberta, Canada	Corporate Director, November 2001 to present.	2001

Notes:

(1)	Each director will hold office until the next annual meeting unless such director’s office is earlier vacated in accordance with the corporate law requirements applicable to the Company from time to time.

(2)	Member of the reserves oversight committee.

(3)	Member of the audit committee.

(4)	Member of the safety, health and environment committee.

(5)	Member of the human resources and compensation committee.

(6)	Member of the nominating, corporate governance and risk committee.
Officers

Name, Office held in Corporation and Municipality of
Residence	Principal Occupation or Employment for Past Five Years
VICTOR J. ZALESCHUK Chair Calgary, Alberta, Canada	Corporate Director, November 2001 to present.

GERALD W. GRANDEY President and Chief Executive Officer Saskatoon, Saskatchewan, Canada	Assumed current position January 2003.
2009 Cameco Annual Information Form

Name, Office held in Corporation and Municipality of
Residence	Principal Occupation or Employment for Past Five Years
TIMOTHY S. GITZEL	Assumed current position January 2007; prior:
Senior Vice-President and Chief Operating Officer Saskatoon, Saskatchewan, Canada	Executive Vice-President, mining business unit, AREVA June 2004 to January 2007; President and Chief Executive Officer, Cogema Resources Inc. September 2001 to June 2004.

GEORGE B. ASSIE Senior Vice-President, Marketing and Business Development Saskatoon, Saskatchewan, Canada	Assumed current position January 2003.

O. KIM GOHEEN Senior Vice-President and Chief Financial Officer Saskatoon, Saskatchewan, Canada	Assumed current position August 2004.

GRANT E. ISAAC Senior Vice-President, Corporate Services Saskatoon, Saskatchewan, Canada	Assumed current position July 13, 2009; prior: Dean of Edwards School of Business (formerly College of Commerce), University of Saskatchewan from 2006 to 2009; Professor at the University of Saskatchewan from 2000-2006.

GARY M.S. CHAD, Q.C. Senior Vice-President, Governance, Law and Corporate Secretary Saskatoon, Saskatchewan, Canada	Assumed current position January 2000.
To the knowledge of the Company, the number of common shares of Cameco which were beneficially owned, directly or indirectly, or over which control or direction was exercised by all directors and officers of Cameco as a group, as at March 26, 2010, was 563,074 representing less than 1% of the outstanding common shares of Cameco.
Cease Trade Orders, Bankruptcies, Penalties or Sanctions
None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, a director or executive officer of another company which, during such individual’s tenure:
(a)	was the subject of a cease trade or similar order or an order that denied that company access to any statutory exemptions for a period exceeding 30 consecutive days;
(b)	was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied that issuer access to any statutory exemptions for a period exceeding 30 consecutive days; or
(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that issuer.
None of the directors or officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company are, or have been within the past ten years, directors, officers or promoters of other companies which were declared bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or insolvency or has been subject to or instituted any proceedings, arrangement or compromise with any creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that company.
2009 Cameco Annual Information Form

None of the directors or executive officers of the Company or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company has been subject to:
(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
Interest of Management and Others in Material Transactions
To the best of the Company’s knowledge, none of the directors, executive officers or shareholders exercising control or direction or over 10% of any class of the Company’s outstanding securities, nor their associates or affiliates, have any material interests in material transactions which have affected, or will materially affect, the Company.
AUDIT COMMITTEE
Audit Committee Charter
A copy of the audit committee charter is attached as Appendix “A” and is also available on the Company’s website www.cameco.com under “Governance”.
Composition of the Audit Committee
The members of the audit committee are John Clappison (chair), Nancy Hopkins, George Dembroski, Oyvind Hushovd, George Ivany, Neil McMillan and Robert Peterson. Each member of the committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 of the Canadian Securities Administrators.
Relevant Education and Experience
John Clappison, a corporate director, is the former managing partner of the Toronto office of PricewaterhouseCoopers LLP. He currently serves on three other publicly traded companies, and the boards of other private and not-for-profit organizations. Mr. Clappison is a chartered accountant and a Fellow of the Institute of Chartered Accountants of Ontario.
Nancy Hopkins is a partner with the law firm of McDougall Gauley, LLP in Saskatoon where she concentrates her practice on corporate and commercial law and taxation. She currently serves on two other publicly traded companies, the board of governors of the University of Saskatchewan, the board of the Saskatoon Airport Authority and the CPP Investment Board. She formerly served on the board of the Canadian Institute of Chartered Accountants. Ms. Hopkins has a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Saskatchewan.
George Dembroski is a corporate director and the former vice-chairman and director of RBC Dominion Securities Limited (an investment dealer). He became a chartered accountant in 1959 and has a bachelor of arts degree in business administration from the University of Western Ontario. He currently serves on the board of one other publicly traded company and one private company.
Oyvind Hushovd, a corporate director, is the former Chair and Chief Executive Officer of Gabriel Resources Ltd., a Canadian-based precious metals exploration and development company, retiring in 2005. Prior to that he was the President and Chief Executive Officer of Falconbridge Limited from 1996 to 2002. He currently serves on the boards of two other publicly traded companies and one private company. Mr. Hushovd received a Master of Economics and Business Administration degree from the Norwegian School of Business and a Master of Law degree from the University of Oslo.
2009 Cameco Annual Information Form

George Ivany, a corporate director, is the former President and Vice-Chancellor of the University of Saskatchewan. Dr. Ivany received a Bachelor of Science degree in Chemistry and Physics and a diploma in education from Memorial University of Newfoundland. He received a Master of Arts degree in Physics Education from the Teachers College, Columbia University and a Ph.D. in Secondary Education from the University of Alberta.
Neil McMillan is the President and Chief Executive Officer of Claude Resources Inc., a gold mining and oil and gas producing company based in Saskatoon, Saskatchewan. He currently serves on the boards of two other publicly traded companies (including Claude Resources Inc.) and previously sat on the board of Atomic Energy Canada Ltd. Mr. McMillan received a Bachelor of Arts degree in History and Sociology from the University of Saskatchewan.
Robert Peterson, Senator, is a member of the Senate of Canada, having been appointed in 2005. He is also the President and Chief Operating Officer of Denro Holdings Ltd., a diversified corporation involved in real estate development, investor fund management and property management. Mr. Peterson received a Bachelor of Science degree in Civil Engineering from the University of Saskatchewan.
Fees Paid to External Auditors
Fees paid to the external auditors during the years ended December 31, 2009 and 2008 were as follows:

		% of		% of
		Total		Total
	2009	Fees	2008	Fees

Audit Fees:
Cameco	$1,756,900	49.2%	$1,388,760	44.6%
Centerra and other subsidiaries	978,600	27.4%	1,197,276	38.5%

Total Audit Fees	$2,735,500	76.6%	$2,586,036	83.1%

Audit-Related Fees:
Cameco	$219,800	6.1%	$98,200	3.1%
Centerra and other subsidiaries	32,300	0.9%	—	—
Translation services	424,000	11.9%	170,000	5.5%
Pensions	—	—	15,000	0.5%

Total Audit-Related Fees	$676,100	18.9%	$283,200	9.1%

Tax Fees:
Compliance	$40,000	1.1%	$121,500	3.9%
Planning and advice	122,400	3.4%	122,300	3.9%
Total Tax Fees	$162,400	4.5%	$243,800	7.8%

All Other Fees:	—	—	—	—

Total Fees:	$3,574,000	100.0%	$3,113,036	100.0%

External Audit Pre-Approval Practices
As part of Cameco’s corporate governance practices, under Cameco’s audit committee charter, the audit committee is required to pre-approve the audit and non-audit services performed by the external auditors. The audit committee pre-approves the audit and non-audit services up to a maximum specified level of fees. If fees relating to audit and non-audit services are expected to exceed this level or if a type of audit or non-audit service is to be performed that previously has not been pre-approved, then separate pre-approval by Cameco’s audit committee or audit committee chair, or in the absence of the audit committee chair, the chair of the board, is required. All pre-approvals granted pursuant to the delegated authority must be presented by the member(s) who granted the pre-approvals to the full committee at its next meeting. The audit committee has adopted a written policy to provide procedures to implement the foregoing principles.
MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business not otherwise required to be disclosed, that have been entered into by Cameco within the most recently completed fiscal year or before the most recently completed fiscal year but still in effect:
2009 Cameco Annual Information Form

(a)	On September 16, 2005, Cameco entered into the Third Supplemental Indenture with CIBC Mellon Trust Company in connection with the issuance on September 16, 2005 of $300 million principal amount of 4.7% unsecured debentures due in 2015. This Third Supplemental Indenture, together with the July 12, 1999 original indenture, sets out the terms and conditions pertaining to the $300 million principal amount of 4.7% unsecured debentures due in 2015. For more details on these debentures, see Description of Securities-Rating of Securities.

(b)	On September 2, 2009, Cameco entered into the Fourth Supplemental Indenture with CIBC Mellon Trust Company in connection with the issuance on September 2, 2009 of $500 million principal amount of 5.67% unsecured debentures due in 2019. This Fourth Supplemental Indenture, together with the July 12, 1999 original indenture, sets out the terms and conditions pertaining to the $500 million principal amount of 5.67% unsecured debentures due in 2019. For more details on these debentures, see Description of Securities-Rating of Securities.
INTEREST OF EXPERTS

Name of Experts
The Company’s auditor is KPMG LLP, independent chartered accountants, who have audited the 2009 Financial Statements.
The qualified persons, as defined by NI 43-101, who have prepared or supervised preparation of the scientific and technical information in this Annual Information Form regarding the Company’s material uranium properties (McArthur River, Inkai and Cigar Lake), including uranium mineral reserve and resources estimates, are named above at The Nuclear Business — Reserves and Resources. All of the qualified persons are employees of Cameco except Mr. Foldenauer, who is an employee of JV Inkai. Cameco owns 60% of JV Inkai.
Interest of Experts
KPMG LLP is independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Saskatchewan.
To the knowledge of the Company, the qualified persons named or referred above under “Name of Experts” beneficially own, directly or indirectly, less than 1% of any class of the Company’s outstanding securities.
ADDITIONAL INFORMATION

Additional information relating to the Company is available on the System for Electronic Document Analysis and Retrieval (SEDAR) under the Company’s name at sedar.com and on EDGAR at sec.gov. Further additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Cameco securities, if any, and securities authorized for issuance under equity compensation plans, can be found in Cameco’s April 16, 2009 Management Proxy Circular for its May 2009 annual meeting of shareholders and will be found in Cameco’s Management Proxy Circular for its May 2010 annual meeting of shareholders that is expected to be available in April 2010. Such additional financial information is provided in the 2009 Financial Statements and the 2009 MD&A relating to the same, which are incorporated herein by reference, as well as in the reconciliation to United States GAAP filed with securities regulators on SEDAR and on EDGAR.
2009 Cameco Annual Information Form

Appendix “A”
AUDIT COMMITTEE
OF THE BOARD OF DIRECTORS
MANDATE
PURPOSE
The primary purpose of the audit committee (committee) is to assist the board of directors (board) in fulfilling its oversight responsibilities for (a) the accounting and financial reporting processes, (b) the internal controls, (c) the external auditors, including performance, qualifications, independence, and their audit of the corporation’s financial statements, (d) the performance of the corporation’s internal audit function, (e) risk management of financial risks as delegated by the board, (f) the corporation’s process for monitoring compliance with laws and regulations (other than environmental and safety laws) and its code of conduct and ethics, and (g) prevention and detection of fraudulent activities. The committee shall also prepare such reports as required to be prepared by it by applicable securities laws.
In addition, the committee provides an avenue for communication between each of the internal auditor, the external auditors, management, and the board. The committee shall have a clear understanding with the external auditors that they must maintain an open and transparent relationship with the committee and that the ultimate accountability of the external auditors is to the board and the committee, as representatives of the shareholders. The committee, in its capacity as a committee of the board, subject to the requirements of applicable law, is directly responsible for the appointment, compensation, retention, and oversight of the external auditors.
The committee has the authority to communicate directly with the external auditors and internal auditor.
The committee shall make regular reports to the board concerning its activities and in particular shall review with the board any issues that arise with respect to the quality or integrity of the corporation’s financial statements, the performance and independence of the external auditors, the performance of the corporation’s internal audit function, or the corporation’s process for monitoring compliance with laws and regulations other than environmental and safety laws.
COMPOSITION
The board shall appoint annually, from among its members, a committee and its chair. The committee shall consist of at least three members and shall not include any director employed by the corporation.
Each committee member will be independent pursuant to the standards for independence adopted by the board.
Each committee member shall be financially literate with at least one member having accounting or related financial expertise, using the terms defined as follows:
“Financially literate” means the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the corporation’s financial statements; and
“Accounting or related financial expertise” means the ability to analyse and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.
In addition, where possible, at least one member of the committee shall qualify as an “audit committee financial expert” within the meaning of applicable securities law.
Members of the committee may not serve on the audit committees of more than two additional public companies without the approval of the board.
2009 Cameco Annual Information Form

MEETINGS
The committee will meet at least four times annually and as many additional times as the committee deems necessary to carry out its duties effectively. The committee will meet separately in private with the external auditors, the internal auditor and management at each regularly scheduled meeting.
A majority of the members of the committee shall constitute a quorum. No business may be transacted by the committee except at a meeting of its members at which a quorum of the committee is present.
The committee may invite such officers, directors and employees of the corporation as it may see fit from time to time to attend at meetings of the committee and assist thereat in the discussion and consideration of any matter.
A meeting of the committee may be convened by the chair of the committee, a member of the committee, the external auditors, the internal auditor, the chief executive officer or the chief financial officer. The secretary, who shall be appointed by the committee, shall, upon direction of any of the foregoing, arrange a meeting of the committee. The committee shall report to the board in a timely manner with respect to each of its meetings.
DUTIES AND RESPONSIBILITIES
To carry out its oversight responsibilities, the committee shall:
Financial Reporting Process
1.	Review with management and the external auditors any items of concern, any proposed changes in the selection or application of major accounting policies and the reasons for the change, any identified risks and uncertainties, and any issues requiring management judgement, to the extent that the foregoing may be material to financial reporting.

2.	Consider any matter required to be communicated to the committee by the external auditors under applicable generally accepted auditing standards, applicable law and listing standards, including the external auditors’ report to the committee (and management’s response thereto) on: (a) all critical accounting policies and practices used by the corporation; (b) all material alternative accounting treatments of financial information within generally accepted accounting principles that have been discussed with management, including the ramifications of the use of such alternative treatments and disclosures and the treatment preferred by the external auditors; and (c) any other material written communications between the external auditors and management.

3.	Require the external auditors to present and discuss with the committee their views about the quality, not just the acceptability, of the implementation of generally accepted accounting principles with particular focus on accounting estimates and judgements made by management and their selection of accounting principles.

4.	Discuss with management and the external auditors (a) any accounting adjustments that were noted or proposed (i.e. immaterial or otherwise) by the external auditors but were not reflected in the financial statements, (b) any material correcting adjustments that were identified by the external auditors in accordance with generally accepted accounting principles or applicable law, (c) any communication reflecting a difference of opinion between the audit team and the external auditors’ national office on material auditing or accounting issues raised by the engagement, and (d) any “management” or “internal control” letter issued, or proposed to be issued, by the external auditors to the corporation.

5.	Discuss with management and the external auditors any significant financial reporting issues considered during the fiscal period and the method of resolution. Resolve disagreements between management and the external auditors regarding financial reporting.

6.	Review with management and the external auditors (a) any off-balance sheet financing mechanisms being used by the corporation and their effect on the corporation’s financial statements and (b) the effect of regulatory and accounting initiatives on the corporation’s financial statements, including the potential impact of proposed initiatives.
2009 Cameco Annual Information Form

7.	Review with management and the external auditors and legal counsel, if necessary, any litigation, claim or other contingency, including tax assessments, that could have a material effect on the financial position or operating results of the corporation, and the manner in which these matters have been disclosed or reflected in the financial statements.

8.	Review with the external auditors any audit problems or difficulties experienced by the external auditors in performing the audit, including any restrictions or limitations imposed by management, and management’s response. Resolve any disagreements between management and the external auditors regarding these matters.

9.	Review the results of the external auditors’ audit work including findings and recommendations, management’s response, and any resulting changes in accounting practices or policies and the impact such changes may have on the financial statements.

10.	Review and discuss with management and the external auditors the audited annual financial statements and related management discussion and analysis, make recommendations to the board with respect to approval thereof, before being released to the public, and obtain an explanation from management of all significant variances between comparable reporting periods. Obtain confirmation from management and the external auditors that the reconciliation of the audited financial statements to U.S. GAAP complies with the requirements of U.S. securities laws.

11.	Review and discuss with management and the external auditors all interim unaudited financial statements and quarterly reports and related interim management discussion and analysis and make recommendations to the board with respect to the approval thereof, before being released to the public.

12.	Obtain confirmation from the chief executive officer and the chief financial officer (and considering the external auditors’ comments, if any, thereon) to their knowledge:
(a)	that the audited financial statements, together with any financial information included in the annual MD&A and annual information form, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings; and

(b)	that the interim financial statements, together with any financial information included in the interim MD&A, fairly represent in all material respects the corporation’s financial condition, cash flow and results of operation, as of the date and for the periods presented in such filings.
13.	Review earnings press releases, before being released to the public. Discuss the type and presentation of information to be included in earnings press releases (paying particular attention to any use of “pro-forma” or “adjusted” Non-GAAP, information).

14.	Review any news release, before being released to the public, containing earnings guidance or financial information based upon the corporation’s financial statements prior to the release of such statements.

15.	Review the appointment of the chief financial officer and have the chief financial officer report to the committee on the qualifications of new key financial executives involved in the financial reporting process.

16.	Consult with the human resources and compensation committee on the succession plan for the chief financial officer and controller. Review the succession plans in respect of the chief financial officer and controller.
Internal Controls
1.	Receive from management a statement of the corporation’s system of internal controls over accounting and financial reporting.
2009 Cameco Annual Information Form

2.	Consider and review with management, the internal auditor and the external auditors, the adequacy and effectiveness of internal controls over accounting and financial reporting within the corporation and any proposed significant changes in them.

3.	Consider and discuss the scope of the internal auditors and external auditors review of the corporation’s internal controls, and obtain reports on significant findings and recommendations, together with management responses.

4.	Discuss, as appropriate, with management, the external auditors and the internal auditor, any major issues as to the adequacy of the corporation’s internal controls and any special audit steps in light of material internal control deficiencies.

5.	Review annually the disclosure controls and procedures, including (a) the certification timetable and related process and (b) the procedures that are in place for the review of the corporation’s disclosure of financial information extracted from the corporation’s financial statements and the adequacy of such procedures. Receive confirmation from the chief executive officer and the chief financial officer of the effectiveness of disclosure controls and procedures, and whether there are any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the corporation’s ability to record, process, summarize and report financial information or any fraud, whether or not material, that involves management or other employees who have a significant role in the corporation’s internal control over financial reporting. In addition, receive confirmation from the chief executive officer and the chief financial officer that they are prepared to sign the annual and quarterly certificates required by applicable securities law.

6.	Review management’s annual report and the external auditors’ report on the assessment of the effectiveness of the corporation’s internal control over financial reporting.

7.	Receive a report, at least annually, from the reserves oversight committee of the board on the corporation’s mineral reserves.
External Auditors
(i) External Auditors’ Qualifications and Selection
1.	Subject to the requirements of applicable law, be solely responsible to select, retain, compensate, oversee, evaluate and, where appropriate, replace the external auditors, who must be registered with agencies mandated by applicable law. The committee shall be entitled to adequate funding from the corporation for the purpose of compensating the external auditors for completing an audit and audit report.
2.	Instruct the external auditors that:
(a)	they are ultimately accountable to the board and the committee, as representatives of shareholders; and

(b)	they must report directly to the committee.
3.	Ensure that the external auditors have direct and open communication with the committee and that the external auditors meet regularly with the committee without the presence of management to discuss any matters that the committee or the external auditors believe should be discussed privately.

4.	Evaluate the external auditors’ qualifications, performance, and independence. As part of that evaluation:
(a)	at least annually, request and review a formal report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditors’ independence) all relationships between the external
2009 Cameco Annual Information Form

auditors and the corporation, including the amount of fees received by the external auditors for the audit services and for various types of non-audit services for the periods prescribed by applicable law; and

(b)	annually review and confirm with management and the external auditors the independence of the external auditors, including the extent of non-audit services and fees, the extent to which the compensation of the audit partners of the external auditors is based upon selling non-audit services, the timing and process for implementing the rotation of the lead audit partner, reviewing partner and other partners providing audit services for the corporation, whether there should be a regular rotation of the audit firm itself, and whether there has been a “cooling off” period of one year for any former employees of the external auditors who are now employees with a financial oversight role, in order to assure compliance with applicable law on such matters; and

(c)	annually review and evaluate senior members of the external audit team, including their expertise and qualifications. In making this evaluation, the audit committee should consider the opinions of management and the internal auditor.
Conclusions on the independence of the external auditors should be reported to the board.
5.	Review and approve the corporation’s policies for the corporation’s hiring of employees and former employees of the external auditors. Such policies shall include, at minimum, a one-year hiring “cooling off” period.
(ii) Other Matters
6.	Meet with the external auditors to review and approve the annual audit plan of the corporation’s financial statements prior to the annual audit being undertaken by the external auditors, including reviewing the year-to-year co-ordination of the audit plan and the planning, staffing and extent of the scope of the annual audit. This review should include an explanation from the external auditors of the factors considered by the external auditors in determining their audit scope, including major risk factors. The external auditors shall report to the committee all significant changes to the approved audit plan.

7.	Review and approve the basis and amount of the external auditors’ fees with respect to the annual audit in light of all relevant matters.

8.	Review and pre-approve all audit and non-audit service engagement fees and terms in accordance with applicable law, including those provided to the subsidiaries of the corporation by the external auditors or any other person in its capacity as external auditors of such subsidiary. Between scheduled committee meetings, the chair of the committee, on behalf of the committee, is authorised to pre-approve any audit or non-audit service engagement fees and terms. At the next committee meeting, the chair shall report to the committee any such pre-approval given. Establish and adopt procedures for such matters.
Internal Auditor
1.	Review and approve the appointment or removal of the internal auditor.

2.	Review and discuss with the external auditors, management, and internal auditor the responsibilities, budget and staffing of the corporation’s internal audit function.

3.	Review and approve the mandate for the internal auditor and the scope of annual work planned by the internal auditor, receive summary reports of internal audit findings, management’s response thereto, and reports on any subsequent follow-up to any identified weakness.

4.	Ensure that the internal auditor has direct and open communication with the committee and that the internal auditor meets regularly with the committee without the presence of management to discuss any matters that the committee
2009 Cameco Annual Information Form

or the internal auditor believe should be discussed privately, such as problems or difficulties which were encountered in the course of internal audit work, including restrictions on the scope of activities or access to required information, and any disagreements with management.

5.	Review and discuss with the internal auditor and management the internal auditor’s ongoing assessments of the corporation’s business processes and system of internal controls.

6.	Review the effectiveness of the internal audit function, including staffing, organizational structure and qualifications of the internal auditor and staff.
Compliance
1.	Monitor compliance by the corporation with all payments and remittances required to be made in accordance with applicable law, where the failure to make such payments could render the directors of the corporation personally liable.

2.	The receipt of regular updates from management regarding compliance with laws and regulations and the process in place to monitor such compliance, excluding, however, legal compliance matters subject to the oversight of the safety, health and environment committee of the board. Review the findings of any examination by regulatory authorities and any external auditors’ observations relating to such matters.

3.	Establish and oversee the procedures in the code of conduct and ethics policy to address:
(a)	the receipt, retention and treatment of complaints received by the corporation regarding accounting, internal accounting or auditing matters; and

(b)	confidential, anonymous submissions by employees of concerns regarding questionable accounting and auditing matters.

Receive periodically a summary report from the senior vice-president governance, law and corporate secretary on such matters as required by the code of conduct and ethics.
4.	Monitor management’s implementation of the code of conduct and ethics and the international business conduct policy and review compliance therewith by, among other things, obtaining an annual report summarising statements of compliance by employees pursuant to such policies and reviewing the findings of any investigations of non-compliance. Periodically review the adequacy and appropriateness of such policies and make recommendations to the board thereon.

5.	Monitor management’s implementation of the anti-fraud policy; and review compliance therewith by, among other things, receiving reports from management on:
(a)	any investigations of fraudulent activity;

(b)	monitoring activities in relation to fraud risks and controls; and

(c)	assessments of fraud risk.
Periodically review the adequacy and appropriateness of the anti-fraud policy and make recommendations to the board thereon.
6.	Review all proposed related party transactions and situations involving a director’s, senior officer’s or an affiliate’s potential or actual conflict of interest that are not required to be dealt with by an “independent committee” pursuant to securities law rules, other than routine transactions and situations arising in the ordinary course of business, consistent with past practice. Between scheduled committee meetings, the chair of the committee, on behalf of the
2009 Cameco Annual Information Form

committee, is authorised to review all such transactions and situations. At the next committee meeting, the chair shall report the results of such review. Ensure that political and charitable donations conform with policies and budgets approved by the board.
7.	Monitor management of hedging, debt and credit, make recommendations to the board respecting policies for management of such risks, and review the corporation’s compliance therewith.

8.	Approve the review and approval process for the expenses submitted for reimbursement by the chief executive officer.
ORGANIZATIONAL MATTERS
1.	The procedures governing the committee shall, except as otherwise provided for herein, be those applicable to the board as set forth in Part 7 of the General Bylaws of the corporation.

2.	The members and the chair of the committee shall be entitled to receive remuneration for acting in such capacity as the board may from time to time determine.

3.	The committee shall have the resources and authority appropriate to discharge its duties and responsibilities, including the authority to:
(a)	select, retain, terminate, set and approve the fees and other retention terms of special or independent counsel, accountants or other experts, as it deems appropriate; and

(b)	obtain appropriate funding to pay, or approve the payment of, such approved fees;

without seeking approval of the board or management.
4.	Any member of the committee may be removed or replaced at any time by the board and shall cease to be a member of the committee upon ceasing to be a director. The board may fill vacancies on the committee by appointment from among its members. If and whenever a vacancy shall exist on the committee, the remaining members may exercise all its powers so long as a quorum remains in office. Subject to the foregoing, each member of the committee shall remain as such until the next annual meeting of shareholders after that member’s election.

5.	The committee shall annually review and assess the adequacy of its mandate and recommend any proposed changes to the nominating, corporate governance and risk committee for recommendation to the board for approval.

6.	The committee shall participate in an annual performance evaluation, the results of which will be reviewed by the board.

7.	The committee shall perform any other activities consistent with this mandate, the corporation’s governing laws and the regulations of stock exchanges, as the committee or the board deems necessary or appropriate.
2009 Cameco Annual Information Form